Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

By and Among

SHM HOLDCO, LLC,

INTREPID HOLDCO, INC.

and

MARINEMAX, INC.

Dated as of August 9, 2026

i

Exhibits

Exhibit A  Articles of Incorporation of the Surviving Corporation

This AGREEMENT AND PLAN OF MERGER, dated as of August 9, 2026 (this “Agreement”), is by and among SHM Holdco, LLC, a Delaware limited liability company (“Parent”), Intrepid Holdco, Inc., a Florida corporation and an indirect wholly-owned Subsidiary of Parent (“Merger Sub”), and MarineMax, Inc., a Florida corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Section 8.17.

WHEREAS, the parties hereto intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Florida Business Corporation Act (the “FBCA”), at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent, and pursuant to the Merger each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) (other than Excluded Shares, which shall be treated in accordance with Section 2.01(b)) will be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company, at a meeting duly called and held, has unanimously (a) determined that it is in the best interests of the Company and the shareholders of the Company, and declared it advisable that the Company enter into this Agreement and consummate the Merger, (b) adopted resolutions adopting and approving this Agreement, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein, (c) adopted resolutions recommending that the shareholders of the Company entitled to cast votes on such a proposal adopt and approve this Agreement (this clause (c), the “Company Board Recommendation”), and (d) directed that this Agreement and the Merger be submitted to the shareholders of the Company entitled to vote thereon for adoption and approval;

WHEREAS, the Board of Directors of Parent has (a) duly authorized and approved the execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the Transactions, and (b) declared this Agreement advisable;

WHEREAS, the Board of Directors of Merger Sub has unanimously (a) determined that it is in the best interests of Merger Sub and the sole shareholder of Merger Sub, and declared it advisable, that Merger Sub enter into this Agreement providing for the Merger, (b) adopted resolutions adopting and approving this Agreement and the consummation of the Transactions, and (c) directed that this Agreement and the Transactions be submitted to the sole shareholder of Merger Sub for adoption and approval;

WHEREAS, Parent, in its capacity as the sole shareholder of Merger Sub, will approve and adopt this Agreement and the consummation by Merger Sub of the Transactions by written consent in accordance with the FBCA immediately following the execution of this Agreement;

WHEREAS, simultaneously with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Blackstone Infrastructure Partners L.P., a Delaware limited partnership (the “Sponsor”) has entered into an equity commitment letter with Parent (the “Equity Commitment Letter”), pursuant to which the Sponsor has committed, subject to the terms and conditions thereof, to provide equity financing in an aggregate amount set forth therein to Parent; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the provisions of the FBCA, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall continue its existence under the Laws of the State of Florida as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent. The Company, as the surviving corporation in the Merger, is hereinafter referred to as the “Surviving Corporation”.

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) shall take place at 8:00 a.m. (New York City time) on the fifth Business Day following the satisfaction (or written waiver by each party hereto, if permissible under applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing), but subject to the satisfaction of such conditions, remotely by exchange of documents and signatures (or their electronic counterparts), unless another date, time or place is agreed to in writing by Parent and the Company; provided, that the Closing shall not occur prior to December 7, 2026 without the prior written consent of Parent. The date on which the Closing occurs is herein referred to as the “Closing Date”.

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, concurrently with the Closing, the Company shall cause articles of merger executed in accordance with, and in such form as is required by, the relevant provisions of the FBCA (the “Articles of Merger”) to be filed with the Florida Department of State, Division of Corporations, and shall make all other filings, recordings or publications required under the FBCA in connection with the Merger. The Merger shall become effective at the time that the Articles of Merger are accepted by the Florida Department of State, Division of Corporations, or at such later time as is agreed to by the parties hereto in writing prior to the filing of the Articles of Merger and specified in the Articles of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

SECTION 1.04. Effects of the Merger. From and after the Effective Time, the Merger shall have the effects provided in this Agreement and in the applicable provisions of the FBCA, including Section 607.1106 of the FBCA.

SECTION 1.05. Articles of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub, the articles of incorporation of the Company (the “Company Articles of Incorporation”) as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as set forth on Exhibit A hereto, and as so amended and restated shall be the articles of incorporation of the Surviving Corporation, until thereafter amended in accordance with applicable Law and the articles of incorporation and bylaws of the Surviving Corporation (and subject to Section 5.06).

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any shares of Company Common Stock or any shares of capital stock of Merger Sub, the bylaws of the Company (the “Company Bylaws”) as in effect immediately prior to the Effective Time shall be amended and restated in its entirety to read as the bylaws of Merger Sub, except that references to Merger Sub’s name shall be replaced with references to the Surviving Corporation’s name, and as so amended and restated shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance with applicable Law and the articles of incorporation and bylaws of the Surviving Corporation (and subject to Section 5.06).

SECTION 1.06. Directors and Officers of the Surviving Corporation.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of shares of Company Common Stock, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation, retirement, disqualification or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation or applicable Law.

(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of shares of Company Common Stock, the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly appointed and qualified or their earlier death, resignation, retirement, disqualification or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation or applicable Law.

(c) Prior to the Effective Time, the Company shall use reasonable best efforts to cause each director of the Company to execute and deliver a letter effecting his or her resignation as a member of the Board of Directors of the Company, to be effective as of, and contingent upon the occurrence of, the Effective Time.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES;

EQUITY-BASED AWARDS

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of Company Common Stock or any shares of capital stock of Merger Sub:

(a) Capital Shares of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub as of immediately prior to the Effective Time shall be converted automatically into and become one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Corporation.

(b) Cancelation of Certain Shares. Each share of Company Common Stock that is (i) held by the Company, or (ii) owned, directly or indirectly, by Parent or Merger Sub (collectively, the “Excluded Shares”), in each case immediately prior to the Effective Time, shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock as of immediately prior to the Effective Time (other than the Excluded Shares, which shall be treated in accordance with Section 2.01(b)) shall be converted automatically into and shall thereafter represent only the right to receive an amount in cash equal to $53.00 per share, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate which immediately prior to the Effective Time represented any such share of Company Common Stock (each, a “Share Certificate”) or of non-certificated shares of Company Common Stock held in direct registry form (each, a “Book-Entry Share”) (other than Share Certificates or Book-Entry Shares representing Excluded Shares, which shall be treated in accordance with Section 2.01(b)) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, to be paid in consideration therefor.

SECTION 2.02. Exchange Matters.

(a) Paying Agent. Prior to the Closing Date, Parent shall designate the Company’s transfer agent (or such other bank or trust company reasonably acceptable to the Company) to act as agent (the “Paying Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, prior to the Closing Date, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company and Parent. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration, other than any amounts payable in respect of each Company Equity-Based Award, which amounts shall be paid in accordance with Section 2.04 (the cash amount to be deposited with the Paying Agent being hereinafter referred to as the “Exchange Fund”).

(b) Payment Procedures.

(i) As promptly as practicable after the Effective Time (but in no event more than three Business Days thereafter), Parent and the Surviving Corporation shall cause the Paying Agent to mail to each Person who was, immediately prior to the Effective Time, a holder of a Share Certificate (other than a Share Certificate representing Excluded Shares, which shall be treated in accordance with Section 2.01(b)) (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Share Certificate shall pass, only upon delivery of such Share Certificate (or affidavits in lieu thereof in accordance with Section 2.02(d)) to the Paying Agent), which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date; and (B) instructions for use in effecting the surrender of such Share Certificate to the Paying Agent in exchange for payment of the Merger Consideration as provided in Section 2.01(c).

(ii) Upon delivery of a letter of transmittal, duly completed and validly executed in accordance with such letter’s instructions (and such other customary documents as may reasonably be required by the Paying Agent), and surrender to the Paying Agent of Share Certificates (or affidavits in lieu thereof in accordance with Section 2.02(d), as contemplated in subsection (i) of this Section 2.02(b)), Parent and the Surviving Corporation shall cause the Paying Agent to, as promptly as practicable, pay and deliver to the holder of such Share Certificate by wire transfer or check the aggregate Merger Consideration that such holder has the right to receive pursuant to this Agreement (in each case, with respect to the shares of Company Common Stock formerly represented by such Share Certificate), and the Share Certificates so surrendered shall forthwith be canceled. Until surrendered as contemplated by this Section 2.02, each Share Certificate shall be deemed from and after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II.

(iii) (A) The Persons who were, immediately prior to the Effective Time, holders of Book-Entry Shares (other than Excluded Shares, which shall be treated in accordance with Section 2.01(b)) shall not be required to deliver a Share Certificate or an executed letter of transmittal to the Paying Agent or to take any other action to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 2.01(c) other than as required by the Paying Agent in accordance with its customary procedures, and (B) with respect to shares of Company Common Stock held, directly or indirectly, through the Depository Trust Company (“DTC”), prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent, DTC, DTC’s nominees and such other necessary third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as practicable after the Effective Time the aggregate Merger Consideration to which the record holders thereof are entitled to receive as a result of the Merger pursuant to Section 2.01(c). As promptly as practicable after the Effective Time, Parent shall cause the Paying Agent to pay and deliver to the holder of Book-Entry Shares by wire transfer or check the aggregate Merger Consideration that such holder has the right to receive pursuant to this Agreement (in each case, with respect to the shares of Company Common Stock formerly represented by such Book-Entry Shares).

(iv) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name a surrendered Share Certificate is registered, Parent may cause the Paying Agent to pay the Merger Consideration to such Person only if such Share Certificate (if applicable) is properly endorsed and otherwise in proper form for transfer and is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence to the reasonable satisfaction of the Paying Agent and Parent that any applicable stock transfer or similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the Person in whose name the surrendered Share Certificate is registered have been paid or are not applicable. None of Parent, Merger Sub or the Surviving Corporation shall have any liability for the transfer or other similar Taxes described in the immediately preceding sentence under any circumstance. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer records of the Company.

(c) Transfer Books; No Further Ownership Rights. The Merger Consideration paid in respect of shares of Company Common Stock in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all ownership rights in such shares and from and after the Effective Time, the transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of the shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.02(e), if, at any time after the Effective Time, Share Certificates or Book-Entry Shares are presented to Parent, the Surviving Corporation or the Paying Agent, for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against Parent with respect to such Share Certificate, the Paying Agent (or, after dissolution of the Exchange Fund, Parent or the Surviving Corporation) will pay, or cause to be paid, in exchange for such lost, stolen or destroyed Share Certificate, the applicable aggregate Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Share Certificate, as contemplated by this Article II.

(e) Termination of Exchange Fund. At any time following the first anniversary of the Closing Date, Parent and the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund which has not been disbursed to holders of Share Certificates or Book-Entry Shares (except to the extent representing Excluded Shares), and thereafter such holders who have not theretofore complied with this Article II shall (subject to applicable abandoned property, escheat or similar Law) be entitled to look only to Parent and the Surviving Corporation, as applicable, for, and, subject to Section 2.02(f), Parent and the Surviving Corporation shall remain liable for, payment of such holders’ claims for the Merger Consideration pursuant to the provisions of this Article II without any interest thereon. Subject to Section 2.02(f), any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person (including such holder’s successors, assigns or personal representatives) previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for any Merger Consideration or portion of the Exchange Fund properly delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.

(g) Withholding. Each of Parent, Merger Sub, the Company, the Surviving Corporation, the Paying Agent and their respective Affiliates shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld under applicable Tax Law. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Any amounts so deducted or withheld shall be paid over to the relevant Governmental Authority.

SECTION 2.03. Treatment of Equity-Based Awards. Prior to the Effective Time, other than as set forth in Section 5.01(b)(i) of the Company Disclosure Letter, the Board of Directors of the Company (or, if appropriate, any duly authorized committee thereof administering the Company Equity Plans and Company ESPP) shall adopt such resolutions and take such other actions as may be required (including any plan amendment) to provide for the following:

(a) each Company Option, whether vested or unvested, that is outstanding as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be canceled, effective as of the Effective Time, and, in exchange therefor, the holder thereof shall be entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump sum cash payment, without interest, equal to the product, rounded down to the nearest cent, of (i) the number of shares of Company Common Stock then-remaining subject to such Company Option immediately prior to the Effective Time, and (ii) the excess, if any, of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Option. For the avoidance of doubt, each Company Option outstanding as of the Effective Time with an exercise price equal to or in excess of the Merger Consideration shall be canceled without any payment being made in respect thereof;

(b) each Company RSU that is outstanding (whether unvested or vested but unpaid) as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be canceled, as of the Effective Time, and, in exchange therefor, the holder thereof shall be entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump sum cash payment, without interest, equal to the product, rounded to the nearest cent, of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time and (ii) the Merger Consideration;

(c) each Company PSU that is outstanding (whether unvested or vested but unpaid) as of immediately prior to the Effective Time shall, automatically and without any action on the part of the holder thereof, be canceled, effective as of the Effective Time, and, in exchange therefor, the holder thereof shall then become entitled to receive solely, in full satisfaction of the rights of such holder with respect thereto, a lump sum cash payment, without interest, equal to the product, rounded to the nearest cent, obtained by multiplying (i) the number of shares of Company Common Stock subject to such Company PSU, and (ii) the Merger Consideration; provided, that the number of shares of Company Common Stock subject to any such Company PSU for which the performance period has not been completed as of the Effective Time shall be deemed achieved at target level of performance; and

(d) (i) no “Offering” (as defined in the Company ESPP) under the Company ESPP shall commence on or following the date hereof; (ii) no new participants shall be permitted to enroll in the Company ESPP following the date hereof; (iii) participants in the Offering period in effect as of the date hereof (the “Existing Offering Period”) shall continue to participate in the Company ESPP in accordance with its terms as of the date hereof, and payroll deductions shall continue at the rates as in effect as of the date hereof; and (iv) the Company ESPP shall be terminated on or prior to the Closing Date.

(e) For the sake of clarity, any calculations with respect to the Merger Consideration to be paid to holders of Company Equity-Based Awards pursuant to this Section 2.03 shall be determined prior to any applicable income or employment tax withholding obligations.

SECTION 2.04. Payments with Respect to Equity-Based Awards. Notwithstanding anything in this Agreement to the contrary, all amounts payable pursuant to this Article II in respect of each Company Equity-Based Award with respect to which the Surviving Corporation or any of its Subsidiaries has a Tax withholding obligation shall be paid as promptly as reasonably practicable after the Effective Time, but in no event later than five Business Days following the Effective Time, by the Surviving Corporation or any of its Subsidiaries through their payroll systems, less applicable Tax withholdings, to the holders of the Company Equity-Based Awards; provided, however, that to the extent any such payment of the Merger Consideration with respect to a Company Equity-Based Award would cause an impermissible acceleration event under Section 409A of the Code, such amounts shall be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A of the Code and the Surviving Corporation shall provide prompt written notice thereof to each affected holder of such Company Equity-Based Award.

SECTION 2.05. Adjustments. If between the date hereof and the Effective Time, any change in the outstanding shares of Company Common Stock, or securities exchangeable into or exercisable for shares of Company Common Stock, shall occur as a result of any stock split, reverse share split, dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification, subdivision, combination, exchange of shares or other like change, the Merger Consideration and any other number or amount contained herein which is based upon the price or the number or fraction of shares of Company Common Stock shall be appropriately adjusted to reflect such stock split, reverse share split, dividend (including any dividend or other distribution of securities convertible into shares of Company Common Stock), reorganization, recapitalization, reclassification, subdivision, combination, exchange of shares or other like change.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as (a) set forth in the confidential disclosure letter delivered by the Company to Parent and Merger Sub concurrently with or prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information, item or matter set forth in one section or subsection of the Company Disclosure Letter shall be deemed disclosure only with respect to, and shall be deemed to apply to and qualify only, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face that such information, item or matter is relevant to such other section or subsection), or (b) disclosed in any report, schedule, form, statement or other document (including exhibits) filed with, or furnished to, the SEC by the Company and publicly available on or after the Lookback Date and not less than one (1) Business Day prior to the execution of this Agreement (the “Company Filed SEC Documents”), other than any risk factor disclosure (other than any statements of fact or other statements that are not forward looking and cautionary in nature) in any such Company Filed SEC Document contained in the “Risk Factors” section thereof or other similarly cautionary, forward-looking or predictive statements in such Company Filed SEC Documents; provided, however, that any matter disclosed in such Company Filed SEC Documents shall not be deemed disclosed for the purposes of Section 3.02 (Capitalization):

SECTION 3.01. Organization; Standing.

(a) The Company is a corporation duly organized and validly existing under the Laws of the State of Florida, is in good standing with the Florida Department of State and has all requisite corporate power and corporate authority necessary to own, lease and operate its properties and carry on its business as it is now being conducted. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification or license is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company Charter Documents. The Company is not in violation of any of the provisions of the Company Charter Documents.

(b) All of the Subsidiaries of the Company and their respective jurisdictions of formation are set forth on Section 3.01(b) of the Company Disclosure Letter. Except for the Equity Interests of its Subsidiaries, the Company does not own, directly or indirectly, any Equity Interests in any Person, or any interest convertible into, exercisable or exchangeable for any such Equity Interest. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the Laws of its jurisdiction of formation (where such concept is recognized under applicable Law) and has all corporate or organizational powers required to own, lease and operate its properties and to carry on its business as now conducted. Each Subsidiary of the Company is duly licensed or qualified and in good standing as a foreign corporation or limited liability company, as applicable, in each jurisdiction where such license or qualification is necessary, except where the failure to be so licensed or qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the certificate of formation, bylaws or equivalent organizational or governing documents of any Subsidiaries of the Company, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and no Subsidiary of the Company is in violation of any of the provisions thereof in any material respect.

SECTION 3.02. Capitalization.

(a) The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.001 per share (“Company Preferred Shares”). At the close of business on August 6, 2026 (the “Capitalization Date”), (i)(A) 22,086,735 shares of Company Common Stock were issued and outstanding and (B) 8,675,055 shares of Company Common Stock were held in the treasury of the Company, (ii) no Company Preferred Shares were issued or outstanding, (iii) 30,000 shares of Company Common Stock were issuable upon the exercise of outstanding Company Options (whether or not presently exercisable), (iv) 1,183,887 shares of Company Common Stock were issuable upon settlement of outstanding Company RSUs, (v) 605,017 shares of Company Common Stock were issuable upon settlement of outstanding Company PSUs (assuming achievement of the applicable performance goals at target performance), and (vi) 435,693 shares of Company Common Stock were reserved and available for issuance pursuant to the Company ESPP. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, subscription rights, rights of first refusal or any similar rights. All issued and outstanding shares of Company Common Stock were issued in compliance with all applicable Laws concerning the issuance of securities.

(b) Except as described in Section 3.02(a), as of the Capitalization Date, there were (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Company, and no outstanding obligations to issue, deliver or sell or cause to be issued, delivered or sold any equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, deliver or sell or cause to be issued, delivered or sold, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Company (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”), and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities. Other than the Company Equity Plans and the Company ESPP, there are no outstanding agreements of any kind that obligate the Company or any of its Subsidiaries to grant, repurchase, redeem or otherwise acquire any Company Securities (other than pursuant to the exercise or forfeiture of, or withholding of Taxes with respect to, Company Equity-Based Awards), or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities, including any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. No direct or indirect Subsidiary of the Company owns any Company Common Stock. None of the Company or any Subsidiary of the Company is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities.

(c) Section 3.02(c) of the Company Disclosure Letter sets forth a true and correct list, as of the Capitalization Date, of each outstanding Company Equity-Based Award, including, as applicable, (i) the holder thereof, (ii) grant date, (iii) expiration date, (iv) number of shares of Company Common Stock subject thereto (in the case of each Company PSU, at target performance levels), and (v) exercise price. Neither the Company nor any Subsidiary of the Company has outstanding bonds, indebtedness, debentures, notes or other indebtedness the holders of which have the right to vote with the shareholders of the Company.

(d) Section 3.02(d) of the Company Disclosure Letter sets forth an organizational structure chart reflecting each of the Company’s Subsidiaries, and each of the Company’s Subsidiaries is wholly owned by the Person reflected on such organizational structure chart or, if not wholly owned, is owned as noted on such organizational structure chart. Except as set forth in Section 3.02(d) of the Company Disclosure Letter, all of the outstanding shares of capital stock or equivalent Equity Interests of each of the Company’s Subsidiaries are owned of record and beneficially, directly or indirectly, by the Company free and clear of all Liens (other than Permitted Liens). Except as set forth in Section 3.02(c) of the Company Disclosure Letter, there are no outstanding (i) shares of capital stock or other Equity Interests or voting securities of any of the Company’s Subsidiaries, (ii) securities convertible or exchangeable, directly or indirectly, into shares of capital stock or other Equity Interests of any of the Company’s Subsidiaries, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other Contracts that require the Company or any of the Company’s Subsidiaries to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem shares of capital stock or other Equity Interests of any of the Company’s Subsidiaries, or (iv) stock appreciation, phantom stock, profit participation or similar rights with respect to any of the Company’s Subsidiaries.

SECTION 3.03. Authority; Noncontravention.

(a) The Company has all necessary corporate power and corporate authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming the representations and warranties set forth in Section 4.11 (Ownership of Equity of the Company) are true and correct and, subject to the receipt of the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and, assuming the representations and warranties set forth in Section 4.11 (Ownership of Equity of the Company) are true and correct, the consummation by it of the Transactions have been duly authorized by the Board of Directors of the Company and, except for obtaining the Company Shareholder Approval and filing the Articles of Merger with the Florida Department of State pursuant to the FBCA, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (clauses (i) and (ii), collectively, the “Bankruptcy and Equity Exception”).

(b) The Board of Directors of the Company, at a meeting duly called and held, has unanimously (i) determined that it is in the best interests of the Company and the shareholders of the Company, and declared it advisable, that the Company enter into this Agreement and consummate the Transactions, (ii) adopted resolutions approving the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder and the consummation of the Transactions upon the terms and subject to the conditions set forth herein, (iii) adopted resolutions making the Company Board Recommendation (which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date hereof), and (iv) directed that this Agreement and the Merger be submitted to the shareholders of the Company entitled to vote thereon for adoption and approval in accordance with the FBCA.

(c) The affirmative vote (in person or by proxy) of the holders of a majority of the votes entitled to be cast on the adoption of this Agreement by the holders of shares of Company Common Stock entitled to vote thereon (such approval, the “Company Shareholder Approval”) at the Company Shareholders’ Meeting or any adjournment or postponement thereof are the only votes of the holders of any class or series of shares of the Company necessary to adopt this Agreement and approve the Merger.

(d) Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Merger, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) subject to the receipt of the Company Shareholder Approval, conflict with or violate any provision of the Company Charter Documents or (ii) assuming that the consents, approvals, orders, licenses, permits and authorizations referred to in Section 3.04 and the Company Shareholder Approval are obtained prior to the Effective Time and the filings, declarations, notifications and registrations referred to in Section 3.04 are made and, as applicable, obtained, and any waiting periods thereunder have terminated or expired prior to the Effective Time, (A) violate any Law, posted or published privacy policies of the Company or any of its Subsidiaries, or Judgment applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (B) violate, conflict with, result in a breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, acceleration or cancelation of, any Material Contract, (C) require any authorization, consent, waiver, approval, filing, exemption or other action by or notice to any third party under the provisions of any Material Contract, or (D) result in the creation of any Lien (other than a Permitted Lien) on any properties or assets of the Company or any of its Subsidiaries, except, in the case of clause (ii), as would not, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.04. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Act of 1933 (the “Securities Act”), and the Securities Exchange Act of 1934 (the “Exchange Act”), including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Shareholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (b) compliance with the rules and regulations of the New York Stock Exchange (“NYSE”), (c) the filing of the Articles of Merger with the Florida Department of State pursuant to the FBCA, (d) filings required under, and compliance with other applicable requirements of, the HSR Act or any other Antitrust Laws or Foreign Direct Investment Laws, (e) the consents, approvals, orders, authorizations, filings, notifications, declarations or registrations set forth in Section 3.04 of the Company Disclosure Letter (the “Regulatory Approvals”), and (f) compliance with any applicable state securities or blue sky laws, and, none of the Company or any of its Subsidiaries is required to submit any notice, report or other filing with, and no consent, approval, order, or authorization of, or filing, declaration, notification or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company or any of its Subsidiaries of their respective obligations hereunder and the consummation by the Company of the Merger, other than such other consents, approvals, orders, authorizations, filings, declarations, notifications or registrations that, if not obtained, made or given, would not, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.05. Company SEC Documents; Financial Statements; Undisclosed Liabilities; Information Supplied.

(a) The Company has filed with, or furnished to, as applicable, the SEC all material reports, schedules, forms, statements and other documents required to be filed with, or furnished to, the SEC by the Company pursuant to the Securities Act or the Exchange Act, in each case, since the Lookback Date (collectively, the “Company SEC Documents”). As of their respective effective dates or, if amended or supplemented, as of the date of the last such amendment or supplement, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed (or, if amended or supplemented, as of the date of the last amendment or supplement) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in a comment letter received from the SEC staff with respect to any of the Company SEC Documents. No Subsidiary of the Company is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Since the Lookback Date, there has been no material correspondence between the SEC and the Company relating to the Company SEC Documents that is not set forth in the Company SEC Documents or has not otherwise been made available to Parent.

(b) The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents, as of their respective dates of filing with the SEC (or, if such Company SEC Documents were amended or supplemented prior to the date hereof, as of the date of the filing of such amendment or supplement), complied as to form in all material respects with the rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC and subject to normal year-end adjustments and the absence of complete footnotes) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated statements of operations and consolidated statements of cash flows of the Company and its consolidated Subsidiaries for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).

(c) Neither the Company nor any of its consolidated Subsidiaries has any liabilities of any nature, whether or not accrued, contingent or otherwise, required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except for liabilities (i) disclosed, reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of June 30, 2026 (the “Balance Sheet Date”) included in the Company Filed SEC Documents, (ii) incurred after the Balance Sheet Date in the ordinary course of business (none of which results from, arises out of, or relates to any material breach or violation of, or default under, any Contract or applicable Law), (iii) contemplated by this Agreement or otherwise incurred in connection with the Transactions, (iv) that have been discharged or paid in full or (v) that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d) The Company has established and maintains disclosure controls and procedures and a system of internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. As of the date hereof, and since the Lookback Date, neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (i) “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls over financial reporting which would reasonably be expected to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data or (ii) any illegal act or fraud, whether or not material, that involves the directors, managers, officers, management or other employees of the Company or any of its Subsidiaries who have a significant role in internal controls over financial reporting of the Company or any of its Subsidiaries.

(e) The Proxy Statement (including any amendment or supplement thereto), at the time first sent or given to the shareholders of the Company and at the time of the Company Shareholders’ Meeting, will comply as to form in all material respects with the requirements of the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent, Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement.

SECTION 3.06. Absence of Certain Changes.

(a) Except as set forth on Section 3.06(a) of the Company Disclosure Letter, from the Balance Sheet Date through the date of this Agreement, (i) except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, the business of the Company and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business consistent with past practice, and (ii) none of the Company or its Subsidiaries has undertaken any action that, if taken after the date of this Agreement, would require Parent’s consent pursuant to Section 5.01(b)(iii), Section 5.01(b)(iv), Section 5.01(b)(v), Section 5.01(b)(viii), Section 5.01(b)(xii), Section 5.01(b)(xiv), or Section 5.01(b)(xvi).

(b) Since December 31, 2025, there has not been any Company Material Adverse Effect or any event, occurrence, development or state of circumstances or facts that would, individually or in the aggregate, have, or reasonably be expected to have, a Company Material Adverse Effect.

SECTION 3.07. Legal Proceedings. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (a) there is no, and since the Lookback Date there has not been, any pending or, to the Knowledge of the Company, threatened legal or administrative proceeding, suit, investigation, arbitration, charge, claim, litigation, audit, inquiry, action or other similar legal proceeding (an “Action”) by or against the Company or any of its Subsidiaries, and (b) there is no, and since the Lookback Date there has not been, any outstanding order, judgment, injunction, award, ruling, writ, determination or decree of any Governmental Authority (a “Judgment”) imposed upon the Company or any of its Subsidiaries, in each case, by or before any Governmental Authority. As of the date of this Agreement, there is no Action or Judgment pending or, to the Knowledge of the Company, threatened, seeking to prevent, hinder, modify, delay or challenge the Merger.

SECTION 3.08. Compliance with Laws; Permits.

(a) The Company and each of its Subsidiaries are, and have been since the Lookback Date, in compliance with and not in default under or in violation of all state, local, federal, national, multinational or foreign laws (including common law), statutes, ordinances, codes, rules, regulations or requirements issued, enacted, adopted, implemented or otherwise put into effect by or under the authority of any Governmental Authority (collectively, “Laws”) or Judgments applicable to the Company or any of its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The Company and each of its Subsidiaries hold all Permits which are necessary for the lawful conduct of their respective businesses, except where the failure to hold the same would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole. All such Permits are in full force and effect and no suspension or cancelation of any of such Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect, or the suspension or cancelation of, any of such Permits would not be material to the Company and its Subsidiaries, taken as a whole.

(c) Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, the Company, each of its Subsidiaries, and each of its and their respective directors, officers and employees and, to the Knowledge of the Company, each of its and their representatives and agents acting on its or their behalf, are and have been in the past five years, in compliance with the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 and any rules and regulations promulgated thereunder or any other applicable Laws relating to bribery and corruption (the “Anti-Corruption Laws”).

(d) Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, the Company, each of its Subsidiaries, and each of its and their respective directors, officers and employees acting in such capacity and, to the Knowledge of the Company, each of its and their representatives and agents acting on its or their behalf, are and have been in the past five years in compliance with applicable Laws concerning anti-money laundering, proceeds of crime, combatting terrorism financing, and related financial recordkeeping and reporting (the “Anti-Money Laundering Laws”).

(e) Since April 24, 2019, the Company, each of its Subsidiaries and each of its and their respective directors, officers and employees acting in such capacity and, to the Knowledge of the Company, each of its and their representatives and agents acting on its or their behalf; (i) has not been a Sanctioned Person; (ii) has not participated in any transaction or business dealing with any Sanctioned Person or in any Sanctioned Country, except as authorized by applicable Sanctions; (iii) has not maintained any offices, branches, operations, assets, investments, employees, or agents in any Sanctioned Country; and (iv) has been in compliance with any applicable International Trade Laws.

(f) In the past five years, neither the Company nor any of its Subsidiaries has (i) received from any Governmental Authority any written, or to the Knowledge of the Company, oral, notice or inquiry regarding an actual or alleged violation of Anti-Corruption Laws, Anti-Money Laundering Laws, or International Trade Laws; or (ii) made any voluntary or involuntary disclosure to a Governmental Authority regarding an actual or alleged violation of Anti-Corruption Laws, Anti-Money Laundering Laws, or International Trade Laws.

(g) The Company and its Subsidiaries have implemented and maintain in effect policies and procedures reasonably designed to promote compliance with the applicable Anti-Corruption Laws, Anti-Money Laundering Laws, and International Trade Laws.

SECTION 3.09. Tax Matters.

(a) The Company and each of its Subsidiaries have prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all income and other material Tax Returns required to be filed by it, and all such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects.

(b) All material Taxes owed by the Company or any of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid or have been adequately reserved against in accordance with GAAP.

(c) All Taxes that the Company and each of its Subsidiaries are or were obligated by applicable Law to deduct, withhold or collect in connection with amounts owing to an employee, independent contractor, creditor, shareholder, member or other third party have been duly deducted, withheld or collected and fully and timely paid over to the proper Governmental Authority, and the Company and each of its Subsidiaries have complied with all reporting and record keeping requirements in all material respects.

(d) As of the date hereof, neither the Company nor any of its Subsidiaries is subject to any material audits, examinations, investigations, proposed adjustments, claims or other proceedings in respect of any Taxes, in each case that has been asserted in writing, or to the Knowledge of the Company, threatened or contemplated. Any and all Tax deficiencies assessed as a result of any audit, examination, or other proceeding in connection with a Tax Return of the Company or any of its Subsidiaries have been timely paid in full. Neither the Company nor any of its Subsidiaries has received from any Governmental Authority any (i) notice indicating an intent to open an audit, examination, or other Tax proceeding, (ii) request for additional information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any Tax.

(e) Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(f) Neither the Company nor any of its Subsidiaries has been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company) or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under U.S. Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Law) or as a transferee or successor, by contract or otherwise.

(g) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any Tax sharing Contract other than (i) Contracts solely among the Company and its Subsidiaries and (ii) customary Tax indemnification provisions in any Contract the primary purpose of which does not relate to Taxes.

(h) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).

(i) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b)(2).

(j) Neither the Company nor any of its Subsidiaries is pursuing a voluntary disclosure agreement or letter ruling from the IRS (or any comparable ruling from any other Governmental Authority).

(k) Neither the Company nor any of its Subsidiaries has executed any power of attorney with respect to any Tax, other than powers of attorney that are no longer in force.

(l) There are no Liens for Taxes upon any property or assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(m) Neither the Company nor any of its Subsidiaries has been a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) Neither the Company nor any of its Subsidiaries is a party to any gain recognition agreement under Section 367 of the Code and the Treasury Regulations thereunder (or any analogous or similar provision of state, local or non-U.S. Tax Law).

(o) No written claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or such Subsidiary, as applicable, is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction.

(p) Neither the Company nor any of its Subsidiaries will be required to include any material amounts in income, or exclude any material items of deduction, in a taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received, or paid, prior to the Closing, (iv) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed on or prior to the Closing Date or (v) any intercompany transactions or any excess loss account described in U.S. Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income Tax Law).

(q) Section 3.09(q) of the Company Disclosure Letter sets forth the current U.S. federal income tax classification of the Company and each of its Subsidiaries.

(r) Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable tax treaty) or otherwise has an office or fixed place of business in, and is not tax resident in, a country other than the country in which it is organized.

(s) The Company and each of its Subsidiaries are in compliance in all material respects with all applicable transfer pricing Laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology and conducting intercompany transactions at arm’s length.

Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement (including this Section 3.09) shall be construed as providing a representation or warranty with respect to Tax assets, or the existence, amount, availability or usability of, or limitations on any Tax attribute (including net operating loss carryforwards), in each case with respect to the Company or any of its Subsidiaries.

SECTION 3.10. Employee Benefits.

(a) Section 3.10(a) of the Company Disclosure Letter sets forth a correct and complete list as of the date of this Agreement of each material Company Plan. With respect to each of such Company Plans, the Company has made available to Parent true and complete copies (to the extent applicable) of (i) the plan document or a written description thereof (or, if appropriate, a form thereof), including any amendments thereto and a summary plan description and summaries of material modifications thereto for each Company Plan, (ii) the most recent annual report on Form 5500 filed with the Department of Labor or Form 5500-EZ filed with the IRS, together with attached schedules, and the most recent actuarial valuation or similar report, and (iii) each insurance or group annuity contract or other funding vehicle.

(b) Each Company Plan has been administered in compliance with its terms and applicable Laws, including ERISA and the Code, as applicable, other than instances of noncompliance that would not, individually or in the aggregate, have a Company Material Adverse Effect. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status. There are no pending, or to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any Company Plan or any trust related thereto and no audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened with respect to any Company Plan, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) All contributions required to be made with respect to any Company Plan by applicable Law, or any Company Plan document or other contractual undertaking, have been materially paid or, to the extent not required to be made or paid on or before the Closing Date, have been accrued to the extent required by GAAP and the Company’s normal accounting practices and, as of the Balance Sheet Date, are reflected on the Company’s financial statements as at the Balance Sheet Date.

(d) Neither the Company nor any Commonly Controlled Entity maintains, sponsors or contributes to, or is required to contribute to, or has in the past six years maintained, sponsored or contributed to (or been required to contribute to), (i) any plan that is subject to Title IV of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (as defined in Sections 3(37) or 4001(a)(3) of ERISA), (iii) multiple employer plans under Section 413(c) of the Code, (iv) any “multiple employer welfare arrangements” (as defined in Section 3(40) of ERISA), or (v) a “voluntary employees beneficiary association” (as defined in Section 501(c)(9) of the Code).

(e) None of the Company nor any Commonly Controlled Entity has engaged in any transaction described in Section 4069, 4204(a) or 4212(c) of ERISA in the past six years. No Company Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement, other than benefits or coverage required to be provided under Part 6 of Title I of ERISA or Section 4980(B)(f) of the Code or any other applicable Law. The Company has complied with the requirements of Section 4980B of the Code and other applicable state continuation coverage laws, in all material respects.

(f) Except as set forth in Section 3.10(f) of the Company Disclosure Letter, the consummation of the Transactions will not, either alone or in combination with another event, (i) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former director, officer or employee of the Company or any of its Subsidiaries, (ii) cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any benefits under any Company Plan; (iii) result in any breach or violation of, or default under any Company Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g) Neither the Company nor any of its Subsidiaries has any obligation to provide, and no Company Plan or other agreement or arrangement provides any individual with the right to, a gross-up, indemnification, reimbursement or other payment for any excise or additional Taxes, including those incurred pursuant to Section 409A or Section 4999 of the Code.

(h) Except as has not had and would not, individually or in the aggregate, have a Company Material Adverse Effect, each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with and has been operated and administered in all material respects in compliance with, Section 409A of the Code.

(i) All Company Plans that provide benefits in respect of any current or former employee, officer, director or other service provider of the Company or any of its Subsidiaries who is primarily based outside of the United States (i) have been maintained in accordance with all applicable Laws, (ii) if they are intended to qualify for special tax treatment, meet all the requirements for such treatment and (iii) if they are intended to be funded and/or book-reserved, are fully funded and/or book-reserved, as appropriate, based on reasonable actuarial assumptions, in each case, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

SECTION 3.11. Labor Matters.

(a) The Company is not a party to any collective bargaining agreement, works council agreement or similar labor agreement. There is no pending and, since the Lookback Date, there has been no actual or, to the Knowledge of the Company, threatened labor strike, lockout, slowdown, work stoppage or other material labor dispute by or with respect to the employees of the Company or any of its Subsidiaries. To the Knowledge of the Company, (i) no employee of the Company or any of its Subsidiaries has submitted union authorization cards seeking to form or join a union, and (ii) there is no other union organizing by any employees of the Company or any of its Subsidiaries.

(b) The Company and each of its Subsidiaries are, and have been since the Lookback Date, in material compliance with all applicable Laws relating to labor and employment matters, including, without limitation, occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, equal employment opportunity, human rights, non-discrimination, job protected and paid leaves, disability accommodation, pay equity and workers’ compensation.

(c) There is no, and since the Lookback Date there has been no, material Action against the Company pending or, to the Knowledge of the Company, threatened, by any former applicant, former employee, directors, officers, employees or material independent contractors, (collectively “Personnel”), or any Governmental Authority with respect to worker engagement, employment practices (including wage and hour matters) or Personnel. There are no, and since the Lookback Date there have been no, material Action against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened to be brought or filed with any Governmental Authority or arbitration in connection with any current or former consultant, independent contractor, volunteer intern, or former applicant of the Company or any of its Subsidiaries.

(d) No current or former employee or individual independent contractor of the Company or any of its Subsidiaries is in violation of any term of any employment contract, confidentiality, noncompetition or other proprietary rights agreement or any other contract relating to the right of such Person to be employed by, or provide services to, the Company or any of its Subsidiaries.

(e) Since the Lookback Date, neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in the United States Worker Adjustment and Retraining Notification Act, or any successor federal law or similar applicable Law (collectively, “WARN”)), affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, and there has not occurred a “mass layoff” (as defined in WARN) affecting any site of employment or facility of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is presently planning to effectuate any such “plant closing” or “mass layoff” or has any outstanding liabilities pursuant to WARN.

(f) To the Knowledge of the Company, since the Lookback Date, (i) no material allegations of discrimination, harassment, or sexual harassment have been made against any officer, senior executive, or director of the Company or any of its Subsidiaries, and (ii) the Company and its Subsidiaries have not entered into any settlement agreements related to allegations of discrimination, harassment, or sexual harassment or misconduct by any officer, senior executive, or director of the Company or any of its Subsidiaries.

(g) To the Knowledge of the Company, no officer or employee at the level of Vice President or above of the Company and its Subsidiaries has provided written notice that he or she will terminate his or her status as an officer or employee of the Company or its Subsidiaries within six months of the date of this Agreement.

SECTION 3.12. Environmental Matters. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries are, and have been since the Lookback Date, in compliance with all applicable Laws or Judgments relating to pollution, public or worker health or safety (to the extent relating to Hazardous Materials) or the protection of the environment (“Environmental Laws”), and the Company has not received any written notice since the Lookback Date (or, to the extent unresolved, earlier) alleging that the Company or any of its Subsidiaries is in violation of or has liability under any Environmental Laws, (b) the Company and each of its Subsidiaries have obtained and possess, and are, and have been since the Lookback Date, in compliance with, all Permits required under Environmental Laws for the operation of their respective businesses, (c) there is no Action under or pursuant to any Environmental Law that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (d) neither the Company nor any of its Subsidiaries is subject to any Judgment imposed by any Governmental Authority under which there are uncompleted, outstanding or unresolved obligations on the part of the Company or its Subsidiaries arising under Environmental Laws, and (e) there has been no release or disposal of, contamination by or exposure of any Person to any Hazardous Materials (including by the Company or any of its Subsidiaries at any real property owned or leased by the Company or any of its Subsidiaries) in a manner that has resulted or would result in liability for the Company or any of its Subsidiaries.

SECTION 3.13. Intellectual Property.

(a) Section 3.13(a) of the Company Disclosure Letter lists, as of the date of this Agreement, (i) all Business Intellectual Property that is Registered Intellectual Property, and (ii) all material unregistered Trademarks included in the Owned Company Intellectual Property. The Company and its Subsidiaries exclusively own all of the Owned Company Intellectual Property, free and clear of all Liens (other than Permitted Liens). All of the Intellectual Property that is listed or required to be listed on Section 3.13(a) of the

Company Disclosure Letter is subsisting, valid and enforceable. All registration, maintenance, and renewal fees that are currently due or that will become due within sixty (60) days, in each case in connection with Registered Intellectual Property, have been paid, and all necessary documents, recordations, and certificates in connection with such Registered Intellectual Property have been filed with the relevant Governmental Authorities, for the purposes of prosecuting, establishing ownership and maintaining such Registered Intellectual Property. There are no oppositions, cancelations, invalidity proceedings, interferences or re-examination proceedings presently pending or threatened with respect to the Registered Intellectual Property required to be identified in Section 3.13(a) of the Company Disclosure Letter.

(b) The Company or one of its Subsidiaries owns, or is licensed pursuant to a valid, written license agreement, to use all Intellectual Property used in or reasonably necessary to conduct the business of the Company and its Subsidiaries as conducted as of the date hereof. The Company has complied with the applicable license terms for all Intellectual Property that is licensed from a third-party, including licensing a sufficient number of “seats,” “users” or other usage metrics to account for the use of any licensed Intellectual Property.

(c) Section 3.13(c) of the Company Disclosure Letter lists, as of the date of this Agreement, all material Proprietary Software. Neither the Company nor any of its Subsidiaries has disclosed or otherwise made available to any Person, including any source code escrow agent, and no Person has possession of, or any current or contingent right to access or possess, any source code for any Proprietary Software, other than employees of the Company or one of its Subsidiaries who only used such source code in connection with the Company’s or its Subsidiary’s operations and are bound by written confidentiality agreements with respect thereto.

(d) No Proprietary Software has been distributed, licensed or made available in a manner that requires the Company or any of its Subsidiaries to license or make available any source code thereof, or that would require any Proprietary Software to be (i) licensed for the purpose of preparing derivative works, (ii) made available, licensed or distributed for no fee, or (iii) licensed under terms that allow such Software or any part thereof to be reverse engineered, disassembled or decompiled.

(e) The Intellectual Property listed on Section 3.13(a) and Section 3.13(c) of the Company Disclosure Letter comprises all of the Intellectual Property used in and necessary to conduct the Company’s business in the same manner as conducted by the Company and its Subsidiaries immediately prior to the Closing. The execution, delivery and performance of this Agreement and the consummation of the Transactions, and the compliance with the provisions of this Agreement, do not and will not conflict with, alter or impair any of the rights of the Company or its Subsidiaries in any material Business Intellectual Property or the validity, enforceability, use, right to use, ownership, priority, duration, scope or effectiveness of any material Business Intellectual Property. All Business Intellectual Property will be owned by or licensed for use by the Company or its Subsidiaries immediately after the Closing on substantially the same terms and conditions as immediately prior to the Closing.

(f) Section 3.13(f) of the Company Disclosure Letter lists, as of the date of this Agreement, each Contract: (i) pursuant to which any Intellectual Property is licensed to the Company or any of its Subsidiaries, or (ii) pursuant to which the Company or any of its Subsidiaries has granted to any Person any right under or interest in any Owned Company Intellectual Property, in each case, excluding (A) licenses to Off-the-Shelf Software, (B) non-exclusive licenses granted by the Company or its Subsidiaries to customers in the ordinary course of business and on standard, non-negotiated terms, (C) Contracts under which a license to Intellectual Property is merely incidental to the transaction contemplated in such Contract, and (D) confidentiality and non-disclosure agreements entered into in the ordinary course of business and on a standard form (or a substantially similar form) of the Company or any of its Subsidiaries, copies of which have been provided to Parent (collectively, “IP Contracts”).

(g) The Company and its Subsidiaries have used commercially reasonable measures, consistent with accepted industry practices, to protect, preserve and maintain the secrecy and confidentiality of Trade Secrets included in the Owned Company Intellectual Property, and there has been no material unauthorized access, use or disclosure of same.

(h) Each Person who has contributed to, developed or conceived any material Owned Company Intellectual Property, in whole or in part, and either alone or jointly with others, has irrevocably assigned in writing to the Company all of such Person’s rights, title and interests therein.

(i) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Business Intellectual Property, the use of the Business Intellectual Property, and the operation of the business of the Company and its Subsidiaries, do not infringe, misappropriate, dilute or otherwise violate, and since the Lookback Date, have not infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any other Person, and (ii) no adverse third-party Actions are pending or threatened in writing against the Company or any of its Subsidiaries (A) challenging the sole, unencumbered ownership, validity or use by the Company or any of its Subsidiaries of any Owned Company Intellectual Property or (B) alleging that the operation of the business of the Company and its Subsidiaries (taken as a whole) as conducted as of the date hereof or at any time since the Lookback Date is infringing, misappropriating or otherwise violating the Intellectual Property of any Person or challenging the right of the Company to own, use or enforce any of the Business Intellectual Property.

(j) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) to the Knowledge of the Company, since the Lookback Date, no Person has infringed, misappropriated or otherwise violated the rights of the Company or any of its Subsidiaries with respect to any Business Intellectual Property, and (ii) none of the Business Intellectual Property is (A) subject to any order that restricts or otherwise prevents the use thereof by the Company, or (B) subject to any challenge as to its use, ownership, validity, registrability, or enforceability by the Company.

SECTION 3.14. Data Privacy and Technology; Information Security.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries are, and have at all times since the Lookback Date been, in compliance with all Privacy and Data Security Requirements. The Company has maintained written privacy policies concerning the Company’s Processing of Personal Information that comply with Privacy Laws, and such policies have not contained any material omissions of the Company’s privacy practices concerning the Processing of Personal Information.

(b) Since the Lookback Date, the Company and its Subsidiaries have implemented and maintained commercially reasonable administrative, technical, and physical safeguards, in light of the scope and type of the Company’s operations, designed to protect the confidentiality, integrity, availability, privacy and security of Company IT Assets and all information, including Personal Information, within the possession or control of the Company or any of its Subsidiaries. The Company contractually requires all vendors that store, distribute, use, process or transmit Personal Information for or on behalf of the Company or any Subsidiary thereof to similarly use commercially reasonable administrative, technical, and physical safeguards to protect the confidentiality, privacy and security of such Personal Information.

(c) The Company IT Assets (i) are in good working condition, (ii) do not contain any malicious code, virus, Trojan horses, ransomware, error or defect, and (iii) operate and perform as required to permit the Company and its Subsidiaries to conduct the business of the Company and its Subsidiaries (taken as a whole) as conducted as of the date hereof in all material respects. The Company and its Subsidiaries have implemented and maintained commercially reasonable business continuity and disaster recovery plans and procedures.

(d) Since the Lookback Date, neither the Company nor any of its Subsidiaries has experienced any security breaches or incidents involving unauthorized use, processing, disclosure or access to Personal Information by a third party that caused the Company or any Subsidiary to incur material costs or required notification under Privacy and Data Security Requirements. The Company has not received any written claims, complaints, or formal inquiries alleging that the Processing of Personal Information by the Company violates any Privacy and Data Security Requirements.

SECTION 3.15. Property.

(a) Section 3.15(a) of the Company Disclosure Letter lists, as of the date of this Agreement, the street address of each Owned Real Property and specifies the Subsidiary that is the record title holder of each such Owned Real Property. Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, the Company and each such Subsidiary, as applicable, has good and valid fee simple title in each Owned Real Property, free and clear of all Liens (other than Permitted Liens). Neither the Company nor any of its Subsidiaries has received written notice of any pending material Actions in eminent domain, condemnation, expropriation or that would otherwise result in the taking by any Governmental Authority with or without payment of compensation therefor, and, to the Knowledge of the Company, there are no such Actions threatened, in each case, affecting any material portion of any Real Property. Neither the Company nor any of its Subsidiaries: (i) has granted any Person an option, right of first offer, or right of first refusal to purchase such Real Property or any portion thereof or interest therein or (ii) entered into any Contract to sell or purchase any Owned Real Property. The Real Property constitutes all of the real property used and occupied by the Company and its Subsidiaries for the operation of the business at the Real Property as currently conducted.

(b) Section 3.15(b)(i) of the Company Disclosure Letter lists, as of the date of this Agreement, each Company Lease and the street address as well as specifying the applicable Subsidiary that is the tenant or lessee of each Leased Real Property under the applicable Company Lease. The Company or one of its Subsidiaries has a good and valid leasehold, subleasehold or license interest (as tenant, subtenant or licensee) in each Leased Real Property, subject to the terms of the applicable Company Lease. The Company or the applicable Subsidiary which owns or leases the applicable Real Property has all associated riparian rights, submerged land leases, licenses and other water-dependent use rights necessary for the current operation of such Real Property in all material respects. Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, (x) each of the Company and its Subsidiaries is in compliance in all material respects with the terms of, is not in default under and has not received notice of a default with respect to, all Company Leases, and, (y) to the Knowledge of the Company, each counterparty to any Company Lease is in compliance with the terms of such Company Lease in all material respects. Except as set forth on Section 3.15(b)(ii) of the Company Disclosure Letter, each Company Lease is in full force and effect. The Company has made available to Parent true, correct and complete copies of each Company Lease in all material respects.

(c) Except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all personal property and assets reflected on the consolidated balance sheet (or the notes thereto) of the Company as of, or acquired after, the Balance Sheet Date, except as have been disposed of since the Balance Sheet Date in the ordinary course of business consistent with past practice, free and clear of all Liens other than Permitted Liens.

(d) Section 3.15(d) of the Company Disclosure Letter sets forth a true, correct and complete list of all leases, subleases and other occupancy agreements (other than those for boat slips and/or boat storage) as of the date hereof pursuant to which the Company or any Subsidiary is a lessor (the “Tenant Leases”) and which (i) demises 10,000 rentable square feet or more of space within any buildings or other improvements on any Real Property or (ii) has an annual fixed rent of at least $100,000 for each remaining year of the term (the “Material Tenant Leases”). Since the Balance Sheet Date, none of the Company nor any of its Subsidiaries have received any written notice of any material default or event that (with due notice or lapse of time or both) would constitute a material default by the Company or any of its Subsidiaries under any Material Tenant Lease, other than defaults that have been cured or waived in writing. The Company has made available to Parent true, correct and complete copies of each Material Tenant Lease listed on Section 3.15(d) of the Company Disclosure Letter that are in the Company’s or its Subsidiaries’ possession or control, together with all material amendments, modifications and supplements thereto and guarantees delivered in connection therewith.

(e) Except as set forth on Section 3.15(e) of the Company Disclosure Letter, the tangible assets of the Company and its Subsidiaries are in good operating condition (ordinary wear and tear excepted) in all material respects, are free of any material deferred maintenance or known material structural deficiencies of any kind and such assets (whether tangible or intangible) are sufficient for the continued conduct of the business of the Company and its Subsidiaries upon the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the material assets necessary for the Company and its Subsidiaries to carry on their respective businesses in all material respects as currently conducted, in each case, except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole.

(f) The Company has made available to Parent true, correct and complete copies of the most recent surveys and title policies issued to the Company or the applicable Subsidiary that are in the possession or control of the Company and the Subsidiaries that cover any Real Property.

(g) Except as disclosed to Parent prior to the date hereof and except as would not, individually or in the aggregate, be material and adverse to the Company and its Subsidiaries, taken as a whole, the improvements constructed at the Real Property and all electrical, water, sewage and other utility systems serving the Real Property are in good condition and working order sufficient for the use and operation of the Real Property as currently used and operated in all material respects, ordinary wear and tear excepted.

SECTION 3.16. Contracts.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Material Contract. For purposes of this Agreement, “Material Contract” means any Contract (but excluding (x) this Agreement, (y) purchase and sales orders entered into in the ordinary course of business, and (z) any Company Plan) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets is bound and that:

(i) is a joint venture, partnership, minority investment, or other similar arrangement, other than with respect to any joint venture, partnership, minority investment, or other similar arrangement solely between or among any of the Company and its Subsidiaries;

(ii) provides for Indebtedness for borrowed money of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $2,500,000, other than (A) Indebtedness solely between or among any of the Company and its Subsidiaries, (B) Indebtedness of any Subsidiary of the Company under any loan agreement, credit agreement, or similar instrument existing as of the date of this Agreement to which such Subsidiary is a party, or (C) any borrowings, letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, interest rate swap programs, in each case issued, made or entered into in the ordinary course of business;

(iii) relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $1,000,000 that was entered into after the Lookback Date or pursuant to which the Company or its Subsidiaries have material continuing obligations, excluding (A) acquisitions or dispositions of inventory in the ordinary course of business, (B) dispositions of assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or its Subsidiaries, (C) repurchases by the Company of Company Common Stock, or (D) any Company Lease;

(iv) includes outstanding obligations for the Company to make any capital expenditure in an amount in excess of $1,000,000 individually or in the aggregate in any calendar year (other than any Company Lease);

(v) is with any Governmental Authority (other than any Company Lease, any Permit, and any Contract relating to sales of inventory to municipal emergency services departments in the ordinary course of business);

(vi) contains (A) provisions that prohibit in any material respect the Company or any of its Subsidiaries from competing in or conducting any line of business or grants a right of exclusivity to any Person that prevents the Company or any of its Subsidiaries from entering any geographic territory, other than Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than 120 days’ notice without payment by the Company or any of its Subsidiaries of any material penalty, (B) containing and limiting the rights of the Company or any of its Subsidiaries pursuant to any “most favored nation” provisions or (C) imposing any minimum purchase, minimum volume or similar commitments or obligations on the Company or any of its Subsidiaries;

(vii) pursuant to which the Company or any of its Subsidiaries manages, operates or has the right to manage or operate a property or business that is not owned or leased by the Company or any of its Subsidiaries, or pursuant to which any third party operates or has the right to manage or operate a property or business that is owned by the Company or any of its Subsidiaries, in either case, that are material to the Company and its Subsidiaries, taken as a whole;

(viii) is an IP Contract;

(ix) is with (A) a Company Top Supplier or (B) a Company Top OEM;

(x) is with an Affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act;

(xi) is an agreement in settlement of a pending, threatened or actual Action that restricts or imposes obligations (other than customary confidentiality obligations) on the Company or any of its Subsidiaries, which obligations or restrictions are continuing as of the date hereof; and

(xii) is a Contract to enter into any Contract of the type described in the foregoing clauses (i) through (xi).

(b) Except with respect to any Contract that has expired in accordance with its terms, been terminated or replaced prior to the date hereof, (i) subject to the Bankruptcy and Equity Exception, each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, (ii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, have performed all obligations required to be performed by it under each Material Contract, except where such nonperformance would not, individually or in the aggregate, have a Company Material Adverse Effect, (iii) neither the Company nor any of its Subsidiaries is in breach or default under any Material Contract, except where such breach or default would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, and (iv) to the Knowledge of the Company, no counterparty under any Material Contract is in breach or default thereof, except where such breach would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. No party to any Material Contract has given any written notice or, to the Knowledge of the Company, oral notice of termination or cancelation of any Material Contract or that it intends to seek to terminate or cancel any Material Contract (whether as a result of the Transactions or otherwise), except where such notice to terminate or cancel would not be material to the Company and its Subsidiaries, taken as a whole.

(c) As of the date hereof, the Company has made available to Parent true, correct and complete copies of each of the Material Contracts (but subject, in each case, to redactions of pricing and other competitively sensitive information to the extent required by Antitrust Laws); provided, that, in such instances, the parties shall reasonably cooperate in a manner that is in compliance with applicable Law to ensure that Parent receives any such information. All Material Contracts to which the Company or any of its Subsidiaries is a party, by which the Company or any of its Subsidiaries or any of its or their assets or properties are bound, or in respect of which the Company or any of its Subsidiaries receives revenue, in each case that are required to be disclosed under this Agreement, are in written form.

SECTION 3.17. Top Suppliers and Dealers.

(a) Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list of (i) the top ten (10) suppliers (each a “Company Top Supplier”), and (ii) the top ten (10) original equipment manufacturers (each a “Company Top OEM”), respectively, based on the aggregate dollar amount of payments to or from, as applicable, such supplier or dealer, for each of calendar year 2025 and for the six (6)-month period ending June 30, 2026, in each case with respect to the Company and its Subsidiaries, taken as a whole.

(b) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, since December 31, 2025 through the date of this Agreement, (i) there has been no termination of or a failure to renew the business relationship of the Company and its Subsidiaries with any Company Top Supplier or any Company Top OEM and (ii) no Company Top Supplier or Company Top OEM has notified the Company or any of its Subsidiaries in writing that it intends to terminate, cancel or not renew its business with the Company. Since December 31, 2025, neither the Company nor any of its Subsidiaries has received any written notice from any Company Top Supplier or Company Top OEM to the effect that it has materially changed, modified, amended or reduced, or is expected to materially change, modify, amend or reduce, its business relationship with the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole.

SECTION 3.18. Product Warranty Matters.

(a) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) each product designed, manufactured, sold, leased, provided or delivered by the Company or any of its Subsidiaries, and each service provided by the Company, in each case, since the Lookback Date, has been designed, manufactured, sold, leased, provided or delivered, as applicable, in conformity with the specifications for such product or service, as applicable, and applicable Contracts, Laws and warranties and (ii) as of the date of this Agreement, there are no material defects in any products or services of the Company or any of its Subsidiaries.

(b) Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, since the Lookback Date, no Governmental Authority has alleged in writing that any product designed, manufactured, sold, or leased by the Company or any of its Subsidiaries is defective or unsafe or fails to meet any product warranty or any standards promulgated by any Governmental Authority that has not been fully remedied.

SECTION 3.19. Insurance. The Company and its Subsidiaries own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries. All such insurance policies are in full force and effect except for any expiration thereof in accordance with the terms thereof. As of the date hereof, no written notice of cancelation or modification has been received other than in connection with ordinary renewals, and there is no written threatened termination of, or written threatened premium increase with respect to, any of such policies, other than in connection with the Company’s annual renewal process. There is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under such insurance policies. The Company has made available to Parent a list of, and true and correct copies of, all material insurance policies and fidelity bonds relating to the assets, business, operations, employees, officers or directors of the Company and its Subsidiaries.

SECTION 3.20. No Rights Agreement; Anti-Takeover Provisions.

(a) As of the date hereof, the Company is not a party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.

(b) Assuming the accuracy of the representations and warranties set forth in Section 4.11 (Ownership of Equity of the Company), as a result of the approval by the Board of Directors of the Company referred to in Section 3.03 (Authority; Noncontravention), no “business combination”, “control share acquisition”, “fair price”, “moratorium” or other anti-takeover Law (each, a “Takeover Law”) applies or will apply to the Company pursuant to this Agreement or the Merger.

SECTION 3.21. Opinion of Financial Advisors. The Board of Directors of the Company or any duly authorized committee thereof has received the written opinion (or an oral opinion to be confirmed in writing) of Wells Fargo Securities, LLC (“Wells Fargo”) to the effect that, as of the date of such opinion, and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered and conditions, qualifications, and limitations on the review undertaken by Wells Fargo in connection with such opinion, the Merger Consideration to be paid to the holders of the Company Common Stock (other than the Excluded Shares) in the Transactions is fair, from a financial point of view, to such holders. It is agreed and understood that such opinion is for the benefit of the Board of Directors of the Company or any duly authorized committee thereof and may not be relied on by Parent or Merger Sub. A signed, correct and complete copy of such opinion will promptly be made available to Parent for informational purposes only, following receipt thereof by the Board of Directors of the Company.

SECTION 3.22. Brokers and Other Advisors. Except for Wells Fargo, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor, consultant, intermediary, finder or other Person is entitled to any investment banking, brokerage, broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true, correct and complete copy of all Contracts entitling any Person to any brokerage commissions, finder’s fees or similar compensation in connection with the Merger based upon arrangements made by or on behalf of the Company or any of its Subsidiaries, together with all amendments, waivers or other changes thereto, except to the extent such Contracts are no longer in effect in any respect.

SECTION 3.23. Related Party Transactions. Neither the Company nor any of its Subsidiaries is a party to any agreement, commitment or transaction with or for the benefit of any Person that is required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act and that is not so disclosed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company that:

SECTION 4.01. Organization; Standing. Parent is a limited liability company duly organized, validly existing under the Laws of the State of Delaware and is in good standing with the Delaware Secretary of State and Merger Sub is a corporation duly incorporated, validly existing under the Laws of the State of Florida and is in good standing with the Florida Department of State. Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect. Parent has made available to the Company true, complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, bylaws or comparable governing documents, as applicable, each as amended as of the date of this Agreement, and each as made available to the Company is in full force and effect, and neither Parent nor Merger Sub is in violation of any of the provisions thereof.

SECTION 4.02. Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The Board of Directors of Parent has adopted resolutions approving the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions, which resolutions have not been subsequently rescinded, modified or withdrawn. The Board of Directors of Merger Sub has unanimously adopted resolutions (i) approving the execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the Transactions, (ii) declaring that this Agreement and the consummation of the Merger are advisable, and (iii) directing that this Agreement and the Transactions be submitted for consideration by written consent of Parent, as the sole shareholder of Merger Sub, which resolutions have not been subsequently rescinded, modified or withdrawn. No vote of holders of membership interests of Parent is necessary to approve this Agreement or the consummation by Parent and Merger Sub of the Merger and the other Transactions. Parent, as the sole shareholder of Merger Sub, will approve this Agreement and the Transactions (which approval shall be provided for by the written consent of Parent) promptly following the execution and delivery of this Agreement. Except for filing the Articles of Merger with the Florida Department of State pursuant to the FBCA and as otherwise expressly set forth in this Section 4.02(a), no other corporate action (including any shareholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date hereof, no Takeover Laws apply or will apply to Parent or Merger Sub pursuant to this Agreement or the Transactions.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the articles of incorporation, bylaws or other comparable charter or organizational documents of Parent or Merger Sub or (ii) assuming that the consents, approvals, orders, licenses, permits and authorizations referred to in Section 4.03 are obtained prior to the Effective Time and the filings, declarations, notifications and registrations referred to in Section 4.03 are made and any waiting periods thereunder have terminated or expired prior to the Effective Time, (A) violate any Law, posted or published privacy policies of the Company or any of its Subsidiaries, or Judgment applicable to Parent, Merger Sub or any of their respective Subsidiaries or (B) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which Parent, Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets is bound or accelerate Parent’s, Merger Sub’s or any of their respective Subsidiaries’, if applicable, obligations under any such Contract, except, in the case of clause (ii), as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.03. Governmental Approvals. Except for (a) compliance with the applicable requirements of the Securities Act and the Exchange Act, including the filing with the SEC of the Proxy Statement, (b) compliance with the rules and regulations of the NYSE, (c) the filing of the Articles of Merger with the Florida Department of State pursuant to the FBCA, (d) filings required under, and compliance with other applicable requirements of, the HSR Act or any other Antitrust Laws or Foreign Direct Investment Laws, (e) the Regulatory Approvals, and (f) compliance with any applicable state securities or blue sky laws, no consent, approval, order, license, permit or authorization of, or filing, declaration, notification or registration with, any Governmental Authority is necessary for the execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of its obligations hereunder and the consummation by each of Parent and Merger Sub of the

Transactions, other than such other consents, approvals, orders, licenses, permits, authorizations, filings, declarations, notifications or registrations that, if not obtained, made or given, would not, individually or in the aggregate, have a Parent Material Adverse Effect. To the Knowledge of Parent, there are no facts or circumstances relating to the qualifications of Parent or Merger Sub that would prevent or materially delay the receipt of any of the Regulatory Approvals.

SECTION 4.04. Ownership and Operations of Merger Sub. Parent indirectly owns beneficially all of the issued and outstanding shares of Merger Sub, free and clear of all Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, has no liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and as of immediately prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions and will have no liabilities other than those contemplated by this Agreement.

SECTION 4.05. Financing.

(a) Parent has, as of the date of this Agreement, delivered to the Company a duly executed, true, correct and complete copy of the Equity Commitment Letter by and between Parent and the Sponsor, including all exhibits, schedules, annexes and amendments to such letter, in effect as of the date of this Agreement, pursuant to which, subject to the terms and conditions thereof, the Sponsor has agreed to invest in Parent, directly or indirectly, the Required Amount (as defined below) for the purposes set forth in such Equity Commitment Letter (the “Equity Financing”).

(b) As of the date of this Agreement, the Equity Commitment Letter is in full force and effect, has not been amended, restated, replaced, supplemented or otherwise modified or waived in any respect, and the commitments contained therein have not been withdrawn, terminated, rescinded, reduced or repudiated in any respect, in each case, on or prior to the date of this Agreement. The Equity Commitment Letter provides that the Company is an express third-party beneficiary thereof, and is entitled to enforce Parent’s rights thereunder, in accordance with its terms, in connection with the Company’s exercise of its rights under Section 8.13. The Equity Commitment Letter is a legal, valid, binding and enforceable obligation of Parent and each of the other parties thereto in accordance with its terms, except as limited by the Bankruptcy and Equity Exception. Parent and the Sponsor acknowledge and agree that the Company shall not be required to provide any bond or other security in connection with any such injunction, specific performance or other equitable relief.

(c) As of the date of this Agreement, other than the Equity Commitment Letter, there are no side letters or other agreements relating to the funding or investing, as applicable, of the amount of the Equity Financing at the Closing, and there are no restrictions, limitations or conditions applicable to the Sponsor or any Affiliate of the Sponsor or any fund, vehicle or account through which the Equity Financing is to be provided (including any concentration limits, investment guidelines or diversification requirements), in each case, that would reasonably be expected to adversely affect the amount, availability or enforceability of the amount of the Equity Financing required to be funded at the Closing or prevent or materially impair the ability of Parent or Merger Sub, as applicable, to pay (or cause to be paid) the Required Amount at the Closing, in each case, pursuant to and in accordance with the terms and conditions set forth therein and herein. As of the date of this Agreement, neither Parent nor any other party to the Equity

Commitment Letter has committed any material breach of the performance, observance or fulfillment of any covenants, conditions or other obligations set forth in, or is in material default under, the Equity Commitment Letter, and no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a material default or material breach on the part of Parent or any other party thereto under any term or condition of the Equity Commitment Letter, (ii) constitute or result in an inability to satisfy a condition precedent or other contingency to receipt of funding set forth in the Equity Commitment Letter, (iii) make any representations of the Sponsor set forth in the Equity Commitment Letter inaccurate in any material respect, or (iv) otherwise result in all or any portion of the Equity Financing being unavailable at the Closing. As of the date of this Agreement, assuming satisfaction of the conditions set forth in Section 6.01 and Section 6.02, Parent has no reason to believe that the Required Amount will not be made available to Parent on or prior to the Closing Date. Except as expressly set forth in the Equity Commitment Letter, as of the date of this Agreement, there are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing on or prior to the Closing Date. As of the date of this Agreement, Parent has fully paid (or caused to be fully paid) any and all commitment and other fees in connection with the Equity Commitment Letter that are due and payable as of the date of this Agreement pursuant to the terms of the Equity Commitment Letter and will pay (or cause to be paid) in full any such amounts due on or before the Closing Date.

(d) The aggregate proceeds of the Equity Financing are and will be sufficient to enable Parent to perform its payment obligations hereunder in connection with the Closing (including the repayment of the Indebtedness under the Company Credit Facilities and any other repayment or refinancing of Indebtedness contemplated by this Agreement) and to consummate the Transactions, in each case, in accordance with the terms of this Agreement. At the Closing, Parent will have the funds necessary to consummate the Merger on the terms contemplated by this Agreement and to make all payments required to be made by Parent and Merger Sub pursuant to the terms of this Agreement, including payment of the Merger Consideration, any other payments expressly required to be made under Article II, repayment or refinancing of any Indebtedness required as a result of the Merger, and any and all fees, expenses and other amounts payable in connection with the Merger and the other Transactions (the “Required Amount”).

SECTION 4.06. Solvency of the Surviving Corporation Following the Merger. Assuming (i) the truth and accuracy, in all material respects, of the representations and warranties of the Company contained in this Agreement and the compliance in all material respects by the Company with the covenants contained in this Agreement, (ii) any estimates, projections or forecasts of the Company or its Subsidiaries that have been provided by the Company to Parent have been prepared in good faith based upon assumptions that were, at the time made, and continue to be, at the Effective Time, reasonable, and (iii) immediately after giving effect to the Transactions, the payment of the Merger Consideration, repayment or refinancing of any Indebtedness in connection with the Transactions, if any, and payment of all related fees and expenses of the Merger, as of the Effective Time, the Surviving Corporation and its Subsidiaries, on a consolidated basis, will be Solvent. For the purposes of this Section 4.06, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” (determined on a going concern basis) of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date and (ii) the amount that will be required to pay the probable liabilities of such Person on their existing debts (including contingent liabilities (as such debts become absolute and matured)), (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the business in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or lines of credit, or a combination thereof, to meet its obligations as they become due.

SECTION 4.07. Certain Arrangements.

(a) There are no Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written and whether or not legally binding) between Parent, Merger Sub, or, to the Knowledge of Parent or the actual knowledge of Parent after reasonable inquiry with Ultimate Parent, any of their respective Affiliates, on the one hand, and any member of the Company’s management or Board of Directors or any beneficial owner of shares of Company Common Stock (other than any existing limited partner or other equity financing source of the Sponsor or any of its Affiliates), on the other hand, that relate in any way to the Company or any of its businesses or Subsidiaries (including those businesses and Subsidiaries following the Closing) or the Transactions (including as to continuing employment or equity roll-over).

(b) As of the date hereof, neither Parent nor Merger Sub nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any shareholder (other than any existing limited partner or other equity financing source of the Sponsor or any of its Affiliates), director, officer, employee or other Affiliate of the Company and its Subsidiaries (i) relating to (A) this Agreement or the Merger, or (B) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (ii) pursuant to which any (A) such holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s shares of Company Common Stock, (B) such holder of Company Common Stock has agreed to approve this Agreement or vote against any Superior Proposal, or (C) such shareholder, director, officer, employee or other Affiliate of the Company other than the Sponsor has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

(c) As of the date hereof, none of Parent, Merger Sub or the Sponsor, has agreed to acquire, in any manner (including by purchasing a substantial portion of the assets of or equity in) any business or any corporation, partnership, association or other business organization or division thereof that would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the Merger (including the expiration or termination of any applicable waiting period required under the HSR Act); (ii) materially increase the risk of any Governmental Authority entering a Judgment prohibiting the consummation of the Merger; (iii) materially increase the risk of not being able to remove any such Judgment on appeal or otherwise; or (iv) prevent, materially impair or materially delay the consummation of the Merger.

SECTION 4.08. Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission payable by the Company prior to the Closing in connection with the Transactions based upon arrangements made by or on behalf of Parent, Merger Sub or any of their respective Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by or on behalf of Parent.

SECTION 4.09. Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub expressly for inclusion or incorporation by reference in the Proxy Statement (including any amendments or supplements thereto) will, at the time the Proxy Statement (or any amendment or supplement thereto) is first sent or given to the shareholders of the Company or at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement.

SECTION 4.10. Legal Proceedings. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, there is no (a) pending or, to the Knowledge of Parent and Merger Sub, threatened Action against Parent or Merger Sub or (b) Judgment imposed upon Parent or Merger Sub, in each case, by or before any Governmental Authority.

SECTION 4.11. Ownership of Equity of the Company. Neither Parent nor Merger Sub nor any of their respective Affiliates owns any shares of Company Common Stock or is or has been a Related Person or “interested person” (as defined in Section 607.1301(6) of the FBCA) of the Company during the one year prior to the date hereof (other than by reason of the execution, delivery and performance of this Agreement and the consummation of the Transactions).

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

SECTION 5.01. Conduct of Business.

(a) Except as required by applicable Law, Judgment or a Governmental Authority, as expressly required by this Agreement, or as set forth in Section 5.01(a) of the Company Disclosure Letter, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (i) carry on its business in all material respects in the ordinary course of business, (ii) preserve intact its and each of its Subsidiaries’ current business organizations, assets, properties, Material Contracts and commercial relationships, (iii) keep available the services of its current officers and key employees and (iv) preserve the goodwill of its customers, suppliers and other Persons with whom it has material business dealings; provided, however, that no action by the Company or any of its Subsidiaries with respect to matters specifically addressed by Section 5.01(b) shall be deemed to be a breach of this Section 5.01(a) unless such action would constitute a breach of Section 5.01(b).

(b) Without limiting the generality of the foregoing, except as required by applicable Law, Judgment or a Governmental Authority, as expressly required by this Agreement, or as set forth in Section 5.01(b) of the Company Disclosure Letter, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, the Company shall not, and shall cause each of its Subsidiaries not to:

(i) other than transactions solely between or among the Company and its wholly-owned Subsidiaries, issue, transfer, dispose of or sell any shares of its capital stock or other equity or voting interests, or any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock or other equity or voting interests (including any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests); provided, however, that the Company may issue shares of Company Common Stock or other securities (A) as required pursuant to Company Equity-Based Awards outstanding as of the date of this Agreement under the Company Plans in accordance with their terms as in effect on the date of this Agreement, or (B) in accordance with the Company ESPP’s terms as in effect as of the date of this Agreement;

(ii) other than transactions solely between or among the Company and its wholly-owned Subsidiaries, redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, or any securities convertible into, or exchangeable or exercisable for, any shares of its capital stock or other equity or voting interests (including any rights, warrants or options to purchase any shares of its capital stock or other equity or voting interests) (other than pursuant to the forfeiture of, withholding of Taxes with respect to or the net settlement or cashless exercise of Company Equity-Based Awards);

(iii) (A) other than transactions solely between or among the Company and its wholly-owned Subsidiaries, establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, (B) modify the terms of any shares of its capital stock or other equity or voting interest or (C) pledge or encumber any shares of its capital stock or other Equity Interests;

(iv) split, adjust, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests, except for any such transaction by a wholly-owned Subsidiary of the Company which remains a wholly-owned Subsidiary of the Company after consummation of such transaction;

(v) incur any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its wholly-owned Subsidiaries, guarantee any such indebtedness or debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (collectively, “Indebtedness”), except for (A) intercompany Indebtedness solely among the Company and its wholly-owned Subsidiaries (or, if the Company or a wholly-owned

Subsidiary is the borrower under such Indebtedness, any of its Subsidiaries), (B) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments, overdraft facilities or cash management programs, in each case issued, made, entered into or drawn in the ordinary course of business, (C) Indebtedness incurred under the Company Credit Facilities or other existing arrangements (including in respect of letters of credit or floor plan financing) in the ordinary course of business, (D) Indebtedness incurred in connection with the renewal, extension or refinancing of any Indebtedness or revolving facility or line of credit existing on the date of this Agreement in the ordinary course of business, in each case, (i) on terms that are not materially less favorable to the Company and its Subsidiaries, (ii) on terms that would not prevent such Indebtedness from being repaid in full at the Closing, (iii) on terms that would not result in any prepayment penalty or other additional material cost or expense if such Indebtedness were repaid in full at the Closing and (iv) so long as the principal amount of such Indebtedness does not exceed the principal amount of the Indebtedness so renewed, extended or refinanced (except by an amount equal to unpaid accrued interest and premium thereon), (E) additional Indebtedness incurred after the date of this Agreement in an amount not to exceed $5,000,000, (F) trade payables and accruals incurred in the ordinary course of business consistent with past practice and (G) fees, costs and expenses, indemnified amounts or other amounts incurred at the express request of Parent or Merger Sub pursuant to Section 5.15;

(vi) enter into any swap or hedging transaction or other derivative agreements, except for (A) any such transaction or agreement entered into in the ordinary course of business, including related to the foreign currency positions of the Company and its wholly-owned Subsidiaries, (B) any such transaction or agreement related to any Indebtedness or revolving facility or line of credit existing on the date of this Agreement (including the Company Credit Facilities) in the ordinary course of business and (C) renewals or extensions of any swap or hedging transactions or other derivative agreements existing on the date of this Agreement;

(vii) make any loans, capital contributions or advances to any Person other than (A) to the Company or any wholly-owned Subsidiaries of the Company, (B) pursuant to Section 5.01(b)(xii) or (C) in the ordinary course of business and not to exceed $100,000 individually or $2,000,000 in the aggregate;

(viii) transfer, sell, lease, terminate, abandon or dedicate to any Person, in a single transaction or series of related transactions, any of its Real Property or material tangible properties or assets, except (A) transfers, sales or leases (except of Real Property) solely between or among the Company and its wholly-owned Subsidiaries, (B) ordinary course dispositions of inventory, assets or properties that are obsolete, worn out, surplus or no longer used or useful in the conduct of the business of the Company or any of its wholly-owned Subsidiaries, (C) leases, subleases and licenses of Real Property to third parties (other than Material Tenant Lease) and the entry into boat slip agreements and/or boat storage agreements, in each case, in the ordinary course of business consistent with past practice at commercially reasonable market rates, and renewals, expirations, terminations or surrenders of Real Property leases, subleases or licenses in accordance with their terms (other than with respect to Material Tenant Leases), (D) sales of boats in the ordinary course of business consistent with past practice at commercially reasonable market rates and (E) other transfers or sales of any Real Property or any other tangible properties or assets, in each case, in the ordinary course of business on commercially reasonable market terms for consideration not to exceed $1,000,000 in the aggregate;

(ix) transfer, sell, lease, license, subject to any Lien (other than a Permitted Lien), cancel, abandon or allow to lapse or expire any material Owned Company Intellectual Property except, in each case, other than (A) non-exclusive licenses granted by the Company in the ordinary course of business or (B) the expiration of Registered Intellectual Property at the end of its final, non-renewable term;

(x) make any material adverse change to any privacy policy or the security or operation of any Systems or Company IT Asset, except as required by applicable Law;

(xi) grant any Lien (other than a Permitted Lien) on any of its Real Property or other material assets (other than to secure Indebtedness and other obligations permitted under Section 5.01(b)(v));

(xii) other than (w) transactions solely between or among the Company and its wholly-owned Subsidiaries, (x) inventory (including boats, yachts, engines, trailers, generators, parts and accessories) acquired from manufacturers, distributors or other suppliers in the ordinary course of business (provided, in any 30-day period, not more than $140,000,000 of assets shall be acquired pursuant to this clause (x)), (y) capital expenditures permitted under Section 5.01(b)(xix), and (z) boat slip acquisitions in the ordinary course of business consistent with past practice, directly or indirectly acquire or purchase (whether by merger, consolidation or acquisition of stock or assets or otherwise), or enter into any legally binding agreement to acquire or purchase, any assets, including any Person, the capital stock or equity securities thereof or the assets, properties or interests of any other Person or business, or division thereof, except for any such transaction that (A) is for consideration (whether cash or otherwise) not to exceed $2,500,000 in the aggregate, and (B) does not, and would not reasonably be expected to, impair, delay or prevent any required approvals, or expiration of the waiting period, under Antitrust Laws;

(xiii) except as required by the terms of any Company Plan in effect on the date of this Agreement or adopted, established, entered into or amended after the date of this Agreement not in violation of this Agreement, (A) grant to any current or former director or executive officer of the Company or any of its Subsidiaries, or any other current or former individual service provider of the Company or any of its Subsidiaries, any increase in compensation or benefits, except as set forth on Section 5.01(b)(xiii)(A) of the Company Disclosure Letter, (B) establish, adopt, enter into or materially amend any Company Plan or arrangement that would be a Company Plan if in effect on the date of this Agreement, (C) take any action to accelerate the payment, vesting or funding of any compensation or benefits under any Company Plan, (D) pay, award or grant, or commit to pay, award or grant, any retention, change of control, sale or transaction bonuses, or any increased change in control severance eligibilities or entitlements or any equity or equity-based award or other incentive compensation, (E) terminate the employment or services of any service provider with a title of Senior Vice President or an equivalent position (a “Specified Title”) or above, other than for cause (as defined by the Company in the ordinary course of business consistent with past practice), (F) hire any service provider with a title of a Specified Title or above (or promote or materially change the responsibilities of any service provider with a title of a Specified Title or above (or who would have a title of a Specified Title or above after such change)), or (G) grant to any current or former director, executive officer or other individual service provider of the Company or any of its Subsidiaries any right to reimbursement, indemnification or payment for any Taxes, including those incurred under Section 409A or 4999 of the Code; provided, however, that the foregoing shall not restrict the Company or any of its Subsidiaries from providing employees who are newly hired or promoted based on job performance or workplace requirements in each case, not in violation of this Section 5.01(b)(xiii), with benefits and compensation arrangements (excluding equity or equity-based awards, change in control, retention, severance and similar arrangements) that are consistent with those previously provided to similarly-situated newly hired or promoted employees;

(xiv) make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required by (A) GAAP (or any interpretation thereof), (B) any applicable Law, including Regulation S-X under the Securities Act, or (C) any Governmental Authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization);

(xv) other than in the ordinary course of business, make, change or revoke any material Tax election, adopt or change any material Tax accounting method or change any Tax accounting period, enter into any closing agreement or agreement in respect of material Taxes with any Governmental Authority, settle any audit, examination, or other proceeding with respect to any material amount of Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, incur any liability for material Taxes outside the ordinary course of business, fail to pay any material Tax that becomes due and payable (including any estimated Tax payments), request the surrender of any right to claim a refund of a material amount of Taxes, prepare or file any Tax Return (including any amended Tax Return) in a manner inconsistent with past practice, or take any other similar action relating to the filing of any Tax Return or the payment of any material Tax;

(xvi) amend, restate, supplement, repeal or otherwise modify the Company Charter Documents or the comparable organizational documents of any Subsidiaries of the Company;

(xvii) settle, release, waive or compromise any pending or threatened Action against the Company or any of its Subsidiaries, other than settlements of any pending or threatened Action (A) if the aggregate amount of such settlements payable by the Company or any of its Subsidiaries shall not exceed $1,000,000 individually or $2,500,000 in the aggregate or (B) reflected or reserved against in respect of such Action in the balance sheet (or the notes thereto) of the Company as of the Balance Sheet Date included in the Company Filed SEC Documents for an amount not materially in excess of the amount so reflected or reserved (with any such excess amount being treated as a settlement made pursuant to (A)), in each case of clauses (A) and (B), excluding any amount that may be paid under insurance policies or indemnification agreements; provided, however, that no settlement of any pending or threatened Action may involve any remedies other than the payment of monetary damages or otherwise involve injunctive or equitable relief or impose restrictions (other than customary confidentiality restrictions) on the business activities of the Company and its Subsidiaries, taken as a whole, or any admission of wrongdoing;

(xviii) propose, adopt or consummate (A) any plan of complete or partial liquidation or dissolution of the Company or any of the Company’s Subsidiaries, or (B) a restructuring, recapitalization, or other similar reorganization of the Company, or (C) a restructuring, recapitalization, or other similar reorganization of any of the Company’s Subsidiaries;

(xix) make capital expenditures, except for capital expenditures (A) that do not exceed (1) for fiscal year 2026, the amounts set forth on the Company Budget, (2) for each quarter of fiscal year 2027, 110% of one quarter (25%) of the amounts set forth on the Company Budget, and (3) in any fiscal year, any additional capital expenditures that do not exceed any amount already allocated pursuant to the foregoing clauses (1) and (2) by more than $1,000,000 individually or $5,000,000 in the aggregate, (B) to repair damage resulting from insured casualty events, (C) in good faith response to any Catastrophic Event, (D) in response to an emergency or other unforeseen event that are reasonably necessary to (x) prevent imminent damage or harm to any Person, asset, property or the environment, or (y) avoid a material disruption to the business or operations of the Company and its Subsidiaries, or (E) as required by Law, a Governmental Authority or as required pursuant to any Company Lease;

(xx) other than in the ordinary course of business consistent with past practice, (A) enter into any Contract that would be a Material Contract of the type set forth in clauses (i), (ii), (iii), (v), (vi), (viii), (ix) or (x) of Section 3.16(a) if in existence on the date hereof or (B) amend or terminate (excluding terminations upon expiration of the term thereof in accordance with the terms thereof) any Material Contract, in each case, in a manner that would be material and adverse to the Company and its Subsidiaries, taken as a whole; provided, that nothing in this Section 5.01(b)(xx) shall be construed to restrict any action that is specifically the subject of and explicitly permitted by any other clause of this Section 5.01(b);

(xxi) enter into any new line of business that is material to the Company and its Subsidiaries, taken as a whole;

(xxii) implement or announce any reduction-in-force or employee lay-off, in each case, that would trigger notice obligations under WARN;

(xxiii) voluntarily recognize or certify any labor union, works council or other labor organization as the bargaining representative for any employees of the Company or enter into, terminate or materially modify a collective bargaining agreement or similar agreement with any labor union, works council or other labor organization;

(xxiv) enter into or adopt any “poison pill” or similar stockholder rights plan;

(xxv) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(xxvi) except to the extent necessary to comply with applicable Laws for which the Company or the applicable Subsidiary does not have the ability to appeal: (i) initiate or consent to any material and adverse zoning reclassification of any Real Property, (ii) enter into or approve any material and adverse change to any approved site plan (including any potential expansions of any site), or (iii) enter into or approve any material and adverse change to any special use permit, planned unit development approval, waterfront development permit, riparian rights, coastal zone management approval or other land use entitlement affecting any Real Property;

(xxvii) knowingly take any action or fail to take any action that would result in a default or breach (after giving effect to any applicable notice and cure periods thereunder) of any material obligations under any Company Lease;

(xxviii) (A) terminate, cancel, materially amend or modify, accelerate obligations, renew (other than renewals pursuant to renewal or extension options under the applicable Company Lease which do not require negotiation of a new rent amount or other material obligations), grant a waiver of any material rights or material obligation under, abandon or allow to let lapse (other than an expiration pursuant to its terms), any Company Lease or (B) enter into any new Company Lease with (1) annual payments by the Company or any of its Subsidiaries in excess of $200,000 or (2) a term in excess of two years; or

(xxix) commit or agree, in writing or otherwise, to take any of the foregoing actions.

(c) Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

SECTION 5.02. Solicitation; Change in Recommendation.

(a) Except as permitted by this Section 5.02, from the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 7.01, the Company shall not, shall cause its Subsidiaries not to, and shall not authorize or direct its and their respective Representatives to, directly or indirectly: (i) initiate, solicit, propose, knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, (A) any inquiries or requests for information with respect to, (B) the making of any inquiry regarding or (C) any proposal or offer that constitutes or that would reasonably be expected to lead to a Takeover Proposal (including but not limited to, furnishing to any other Person (other than Parent, Merger Sub, or any designees of Parent or Merger Sub) any non-public information in connection with, or for the purpose of encouraging, a Takeover Proposal); (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning (except to notify any Person of the existence of the provisions of this Section 5.02), or provide access to its business, assets, personnel, properties, books and records or any confidential information or data to any Person relating to the Company or any of its Subsidiaries, in each case, with the intent to induce the making, submission or announcement of, or to knowingly encourage or facilitate, any proposal or offer that constitutes or that would reasonably be expected to lead to any Takeover Proposal; (iii)(A) approve, endorse or recommend or (B) propose publicly to approve, endorse or recommend, any Takeover Proposal; (iv) approve, recommend, execute or enter into, or propose to approve, recommend, execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement (other than an Acceptable Confidentiality Agreement), merger agreement, acquisition agreement, or other similar Contract or agreement for or relating to any Takeover Proposal (including any “clean team” agreement or similar arrangement) (each, a “Company Acquisition Agreement”); or (v) resolve, commit or agree to do any of the foregoing. Promptly (and in any event within one Business Day) following the execution of this Agreement the Company shall, and shall cause each of its Subsidiaries and shall direct its and their Representatives to, immediately cease any solicitations, discussions, communications or negotiations with any Person (other than Parent and its Representatives) in connection with a Takeover Proposal (or proposals or offers that would reasonably be expected to lead to a Takeover Proposal), including terminating such Person’s access to any electronic data room related to the Transactions (the “Data Room”). Promptly (and in any event within two Business Days) following the execution of this Agreement, the Company shall instruct each Person (other than the parties hereto and their respective Representatives and Affiliates) that has at any time prior to the date hereof executed a confidentiality agreement in connection with its consideration of a Takeover Proposal to promptly return or destroy all non-public or confidential information concerning the Company and its Subsidiaries furnished to such Person in connection with such Takeover Proposal by or on behalf of it or any of its Subsidiaries prior to the date hereof other than any Person that has previously received a notice to return or destroy all non-public or confidential information concerning the Company and its Subsidiaries and that has not subsequently received additional material non-public or confidential information concerning the Company and its Subsidiaries. Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 5.02 by any of the Company’s or its Subsidiaries’ respective Representatives at the direction or with the authorization of the Company shall be deemed to be a breach of this Section 5.02 by the Company.

(b) Notwithstanding anything contained in Section 5.02(a) or any other provision of this Agreement to the contrary, if at any time prior to obtaining the Company Shareholder Approval the Company or any of its Representatives receives a bona fide Takeover Proposal that did not result from a material breach of Section 5.02(a), the Company and its Representatives may contact such Person or group of Persons making the Takeover Proposal or its or their Representatives (A) through the submission of written questions to clarify the terms and conditions of such Takeover Proposal; provided, that the Company (1) shall in such written submission instruct such Person or group of Persons and its or their Representatives to respond only by writing, and (2) shall provide Parent with copies of any such questions and responses thereto or (B) to notify such Person or group of Persons or its or their Representatives and financing sources of the provisions of this Section 5.02; provided, that with respect to clauses (A) and (B), nothing herein shall permit the Company or any of its Representatives to negotiate with any such Person or group of Persons making the Takeover Proposal or its or their Representatives without complying with the applicable terms of this Agreement; provided, further, that if the Board of Directors of the Company or any duly authorized committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that (A) such Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (B) the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Board of Directors of the Company under applicable Law, then the Company and any of its Representatives may (x) enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making such Takeover Proposal and furnish information (including non-public information) with respect to the Company and its Subsidiaries or provide access to the properties, books, Contracts and records of the Company and its Subsidiaries, in each case, to the Person or group of Persons who has made such Takeover Proposal and its or their respective Representatives and financing sources; provided, however, that, in the case of this clause (x), the Company shall promptly (and in any event within one Business Day) provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives, and (y) engage in or participate in discussions or negotiations with or otherwise cooperate with, assist or facilitate the Person or group of Persons making such Takeover Proposal and its or their Representatives and financing sources.

(c) Following the date of this Agreement and prior to the Company Shareholder Approval, the Company shall promptly (and in any event within one Business Day) notify Parent in writing if the Company or any of its Subsidiaries or its or their Representatives receives any inquiry, proposal, offer or request for information after the date hereof that constitutes or would reasonably be expected to lead to a Takeover Proposal, which notice shall include the identity of the Person or group of Persons making such Takeover Proposal and the material terms and conditions thereof (including the proposed price and form of consideration). The Company shall promptly (and in any event within one Business Day) provide to Parent copies of all written materials, proposals, and draft agreements provided by or on behalf of the Person making such Takeover Proposal. The Company shall not enter into any confidentiality agreement with any Person after the date of this Agreement that prohibits it from complying with the foregoing obligations. The Company shall keep Parent reasonably informed on a reasonably current basis of the status of any such Takeover Proposal (including any material changes thereto). For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(c) will be subject to the terms of the Nondisclosure Agreement.

(d) Subject to Section 5.02(e), neither the Board of Directors of the Company nor any duly authorized committee thereof shall (i) make an Adverse Recommendation Change or (ii) execute or enter into, or agree or commit to execute or enter into (or cause or permit the Company or any of its Subsidiaries to execute or enter into, or agree or commit to execute or enter into) any Company Acquisition Agreement, other than any Acceptable Confidentiality Agreement in accordance with Section 5.02(b).

(e) Notwithstanding the foregoing Section 5.02(d) or any other provision of this Agreement to the contrary, prior to obtaining the Company Shareholder Approval, the Board of Directors of the Company or any duly authorized committee thereof may (i) make an Adverse Recommendation Change in response to an Intervening Event, or (ii) (A) make an Adverse Recommendation Change in response to a bona fide, unsolicited Takeover Proposal or (B) cause the Company to enter into a Company Acquisition Agreement and terminate this Agreement pursuant to Section 7.01(d)(ii) in response to a bona fide, unsolicited Takeover Proposal, if (1) in the case of clause (i), the Board of Directors of the Company or any duly authorized committee thereof has determined in good faith, after consultation with its financial advisor and outside legal counsel, that (x) the Intervening Event is independent of and unrelated to any pending or anticipated Takeover Proposal and (y) the failure to take such action in response to such Intervening Event would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the Board of Directors of the Company shall not take any action set forth in clause (i) unless (A) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action (which notice itself shall not constitute an Adverse Recommendation Change, and which notice shall specify in reasonable detail the facts and circumstances of the Intervening Event), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement or other arrangements that Parent may propose (including the Equity Commitment Letter) such that the failure to make such Adverse Recommendation Change in response to such Intervening Event would no longer be inconsistent with the directors’ fiduciary duties under applicable Law, (C) following the end of such notice period, the Board of Directors of the Company or any duly authorized committee thereof shall have considered in good faith such binding offer, and shall, after consultation with its financial advisor and outside legal counsel, have determined that the failure to make such Adverse Recommendation Change in response to such Intervening Event would continue to be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law if the revisions proposed in such binding offer were to be given effect, and (D) in the event of any material change in the facts or circumstances relating to such Intervening Event, the Company shall have provided a new notice and notice period as provided above, except that such new notice period shall be two Business Days rather than four Business Days, or (2) in the case of clause (ii), such Takeover Proposal constitutes a Superior Proposal and the Board of Directors of the Company or any duly authorized committee thereof has determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action in response to such Takeover Proposal would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that the Board of Directors of the Company or any duly authorized committee thereof shall not, and shall cause the Company not to, take any action set forth in clause (ii) unless (A) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action (which notice itself shall not constitute an Adverse Recommendation Change, and which notice shall specify the identity of the party making such Superior Proposal and the material terms thereof and include a copy of the substantially final acquisition agreement to be entered into in connection with such Superior Proposal), (B) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose in writing a binding offer to effect revisions to the terms of this Agreement and the Equity Commitment Letter such that it would cause such Takeover Proposal to no longer constitute a Superior

Proposal and (C) following the end of such notice period, the Board of Directors of the Company or any duly authorized committee thereof shall have considered in good faith such binding offer, and shall, after consultation with its financial advisor and outside legal counsel, have determined that such Takeover Proposal would continue to constitute a Superior Proposal if the revisions proposed in such binding offer were to be given effect; provided, further, however, that any change to pricing or any other material amendment or revision to the terms of such Takeover Proposal that was previously the subject of a notice hereunder (after having been determined by the Board of Directors of the Company or any duly authorized committee thereof to no longer constitute a Superior Proposal) shall require the Company to deliver a new notice as provided above and provide a new notice period, except that such new notice and matching period in connection with any such amendment or revision shall be for two Business Days rather than four Business Days.

(f) Notwithstanding any provision of this Agreement to the contrary, the Company or the Board of Directors of the Company or any duly authorized committee thereof shall be permitted to (i) take and disclose any position (including to take and disclose no position) contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) make any disclosure to the shareholders of the Company that is required by applicable Law or if the Board of Directors of the Company or any duly authorized committee thereof determines in good faith, after consultation with the Company’s outside legal counsel, that the failure of the Board of Directors of the Company or any duly authorized committee thereof to make such disclosure would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law.

SECTION 5.03. Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to as promptly as reasonably practicable (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable (and in any event no later than the Outside Date), the Transactions, including preparing and filing promptly and fully all documentation to effect all necessary, proper and advisable filings, notices, petitions, statements, registrations, declarations, submissions of information, applications, reports and other documents, (ii) obtain all consents, approvals, licenses, permits, authorizations, exemptions, clearances, orders, confirmations, waivers and other similar grants of authority or right from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, if any, in each case, including if requested in writing by Parent, any consent, approval, or waiver required under the terms of any Concession Agreement (provided, that the Company shall not be obligated to make any payment or commercial concession to any third party, or incur any liability, as a condition to (or in connection with) obtaining any of the foregoing, unless such payment, concession or liability is requested in writing by Parent and is conditioned and effective only upon the Closing; provided, further, that the Company shall keep Parent reasonably informed of the status of its efforts to obtain any such consent, approval or waiver required under the terms of any Concession Agreement if Parent has so requested the Company seek such consent, approval or waiver),

(iii) execute and deliver any additional instruments necessary to consummate the Transactions and (iv) defend or contest in good faith any Action brought by any Governmental Authority or a third party or any Judgment that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions.

(b) Without limiting the generality of the foregoing, in connection with the efforts referenced in Section 5.03(a), Parent and Merger Sub shall, and shall cause their respective Subsidiaries to, take such steps as are necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers that may be necessary or required by any Governmental Authority, so as to enable the consummation of the Transactions by the Outside Date, including by: (i) divesting or holding separate any assets, voting securities, entities, or business lines of Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, (ii) proposing, offering, negotiating, committing to, agreeing to, accepting or effecting (as applicable) undertakings, commitments or other conditions on Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, (iii) terminating or modifying any existing relationships or contractual rights of Parent or any of its Subsidiaries or the Company or any of its Subsidiaries, (iv)(A) limiting the conduct or actions to be taken after the Closing of Parent or any of its Subsidiaries or the Company or any of its Subsidiaries or (B) modifying any of the business or operational practices of Parent or any of its Subsidiaries or the Company or any of its Affiliates; and (v) entering into a consent decree or order requiring the divestiture, licensing or holding separate of any assets or voting securities or the termination or modification of existing relationships and contractual rights of Parent or any of its Subsidiaries or the Company or any of its Subsidiaries; provided, that any such action contemplated above is conditioned upon the Closing; provided, further, that, notwithstanding anything in this Agreement to the contrary, nothing in this Section 5.03 or any other provision of this Agreement shall require Parent and its Affiliates to agree to or otherwise be required to take any action, including any action contemplated above (A) with respect to any of Parent’s Affiliates (other than Parent, Merger Sub and their respective Subsidiaries) or the business operations, or assets thereof (including, for purposes of this provision, Blackstone Inc. (“Blackstone”) and any investment funds or investment vehicles affiliated with, or managed or advised by, Blackstone or any portfolio company (as such term is commonly understood in the private equity industry) other than Parent, Merger Sub and their respective Subsidiaries or the business, operations, or assets thereof or investment of Blackstone or of any such investment fund or investment vehicle), or any interest therein, or (B) that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the financial condition, assets, liabilities, businesses or results of operations of, on a combined basis, (1) the Company and its Subsidiaries, taken as a whole, and (2) Parent and its Subsidiaries, taken as a whole.

(c) In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall each use reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.

(d) In furtherance and not in limitation of the foregoing, subject to Section 5.03(b), each of the parties hereto agrees to make (and cause its Affiliates to make) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable following the date of this Agreement (and in any event within 15 Business Days following the date hereof), and any filings with respect to the Transactions pursuant to Foreign Direct Investment Laws and Antitrust Laws in the jurisdictions set forth in Section 5.03(d) of the Company Disclosure Letter as promptly as reasonably practicable following the date of this Agreement (and, in the case of filings pursuant to Foreign Direct Investment Laws, in any event within 20 Business Days following the date hereof), in each case unless otherwise agreed by the parties hereto.

(e) Each of the Company, Parent and Merger Sub shall use its reasonable best efforts to supply (and cause their respective Affiliates to supply) as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested by the relevant Governmental Authority with respect to the Antitrust Laws or Foreign Direct Investment Laws or in connection with the foregoing filings, notices, applications and notifications following submission thereof (subject, for the avoidance of doubt, to applicable confidentiality obligations). Parent and Merger Sub shall be responsible for one hundred percent (100%) of the filing fees required to be paid to any Governmental Authority in connection with any filings required to be made pursuant to this Section 5.03(e).

(f) In furtherance and not in limitation of the foregoing, each of the parties hereto shall (and shall cause their respective Affiliates to) (i) promptly cooperate in all respects with each other in connection with any necessary, proper or advisable submissions, consents, approvals, filings, petitions, statements, licenses, permits, authorizations, declarations, notifications, registrations, submissions of information, applications, reports, analyses, presentations, memoranda, briefs, arguments, waivers, exemptions, clearances, orders, confirmations and other documents with the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before the FTC, DOJ or any other Governmental Authority relating to the Transactions or any proceeding initiated by a private Person (including providing each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communications (including applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger or any other Transactions), (ii) keep the other parties hereto reasonably informed in all material respects and on a reasonably timely basis of any material written or verbal communication received by such party from, or given by such party to, the FTC, DOJ or any other Governmental Authority (including by promptly sending the other parties a copy of all documents, information, correspondence or other communications) regarding any of the Transactions and giving the other party the opportunity to attend and participate in any substantive meetings or discussions with any Governmental Authority, to the extent not prohibited by such Governmental Authority, (iii) subject to applicable Laws and the Nondisclosure Agreement relating to the exchange of information, promptly consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or the FTC, DOJ or any other Governmental Authority in connection with the Transactions, other than “Item 4” as that term is used in the rules and regulations under the HSR Act, (iv) to the extent not prohibited by the FTC, DOJ or such other applicable Governmental Authority or other Person, give Representatives of the other parties hereto the opportunity to attend and participate in any meeting, conference or conversation (whether in person, by telephone or otherwise) in connection with the Transactions, and (v) promptly obtain all consents, registrations, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders, and authorizations necessary, proper or advisable to be obtained from, or renewed with, the FTC, DOJ and any other Governmental Authority. Prior to submitting any document or any material information relating to the Transactions or the parties (whether formally or informally, in draft form or final form) to the FTC, DOJ or any other Governmental Authority, a party shall send the other parties such document or information reasonably in advance of such submission, and consider in good faith all comments of the other party. No party shall meet or engage in material conversations with any Governmental Authority or representative of such Governmental Authority in connection with obtaining any such consent, registration, waiver, exemption, confirmation, clearance, permit, certificate, authorization, order or approval unless, to the extent reasonably practicable, it consults with the other parties in advance and, to the extent not precluded by applicable Law or regulation or exempted by this Agreement, offers the other parties and/or their Representatives the opportunity to participate in such meeting, conference or conversation. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority to the extent reasonably practicable and not prohibited by such Governmental Authority. Subject to Parent’s obligations under this Section 5.03, including Section 5.03(g), Parent shall have the right, after reasonable advance consultation with the Company and its outside legal counsel, to devise, control and direct the strategy for obtaining and to take the lead in all substantive meetings and communications with any Governmental Authority relating to any necessary or advisable consents, approvals or non-objections, or expiration or termination of any waiting period under any Antitrust Laws or Foreign Direct Investment Laws after considering in good faith all comments of the Company (and its outside legal counsel).

(g) Notwithstanding Parent’s right to devise, control and direct the strategy pursuant to this Section 5.03, neither Parent nor the Company shall commit (and shall cause their respective Affiliates not to commit) to or agree with any Governmental Authority to (i) stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or Foreign Direct Investment Laws or enter into a timing agreement, understanding or commitment with any Governmental Authority in connection with the foregoing, or (ii) withdraw (including, for the avoidance of doubt, by withdrawing and immediately re-filing) any application, filing or other submission in respect of any Antitrust Laws or Foreign Direct Investment Laws, in each case of the foregoing clauses (i) and (ii), without the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned).

(h) Notwithstanding anything to the contrary in this Section 5.03, each of the parties hereto (and each of their respective Affiliates) may, as each reasonably deems necessary or advisable: (i) designate any sensitive material provided to the others under this Section 5.03 as “outside counsel only” and such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express written consent is obtained in advance from the source of the materials, (ii) redact documents and information as necessary to comply with contractual obligations, as necessary to avoid adversely impacting or jeopardizing any legal privilege or work product doctrine or as necessary to protect Personal Information; and (iii) exclude the others from any meeting or conference (whether in person, by telephone or otherwise) with any Governmental Authority to the extent it addresses any information of the nature contemplated by the foregoing clauses (i) and (ii), provided, that where permitted by a Governmental Authority, the Company’s outside legal counsel shall be permitted to attend on an outside-counsel only basis.

(i) Parent and Merger Sub shall not, and shall cause their Subsidiaries not to, acquire or agree to acquire (by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in, by leasing, or by any other manner) any Person or portion thereof, or otherwise acquire, agree to acquire, enter into an agreement to manage or operate or lease any assets or business, if such agreement, acquisition, management agreement or operating agreement, lease or other transaction would reasonably be expected to materially delay or materially impede the receipt of any required approval, consent, clearance, registration, waiver, order, expiration, termination of waiting period, authorization or the consummation of the Transactions that is a condition to Closing or prevent the ability of the parties hereto to consummate the Transactions by the Outside Date.

SECTION 5.04. Public Announcements. Parent and the Company shall consult (and shall cause their respective Affiliates to consult) with each other before issuing, and give each other the opportunity to review and comment upon (which comments each party shall take into account in good faith), any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, Judgment, court process or the rules and regulations of any national securities exchange or national securities quotation system to which any party hereto is subject, in which case the party required to make such disclosure shall use its reasonable best efforts to allow, to the extent legally permitted, each other party reasonable time to comment on such disclosure in advance of its issuance, or is consistent with prior communications previously consented to by the other parties. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore reasonably agreed to by the parties hereto (the “Announcement”). Notwithstanding the foregoing, this Section 5.04 shall not apply to any subsequent press release or other public statement made by any party hereto which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the other parties hereto that has not been previously announced or made public in accordance with the terms of this Agreement. Notwithstanding the foregoing, (a) the restrictions set forth in this Section 5.04 shall not apply (i) in connection with any dispute between the parties regarding this Agreement or the Transactions or (ii) to any press release or other public statement made or proposed to be made by the Company with respect to an Adverse Recommendation Change in compliance with Section 5.02 and (b) Parent, Merger Sub and their respective Affiliates may provide ordinary course communications regarding this Agreement and the Transactions to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

SECTION 5.05. Access to Information; Confidentiality. Subject to applicable Law and any applicable Judgment, upon Parent’s reasonable advance request, the Company shall afford to Parent and its Representatives reasonable access during normal business hours to the Company’s and its Subsidiaries’ officers, employees, agents, properties, books, Contracts and records (other than any of the foregoing information that the Company determines in its reasonable judgment relates to the consideration or negotiation of the Transactions, or, except as expressly provided in Section 5.02, any of the foregoing that relate to any Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company or any duly authorized committee thereof regarding any Takeover Proposal or Adverse Recommendation Change) and the Company shall furnish reasonably promptly to Parent and its Representatives such information concerning its and its Subsidiaries’ business, personnel, assets, liabilities and properties as Parent may reasonably request (other than any information that the Company determines in its reasonable judgment relates to the consideration or negotiation of the Transactions, or, except as expressly provided in Section 5.02, any information that relates to any Takeover Proposal or any other transactions potentially competing with or alternative to the Transactions or proposals from other parties relating to any competing or alternative transactions or relating to any deliberation of the Board of Directors of the Company or any duly authorized committee thereof regarding any Takeover Proposal or Adverse Recommendation Change), in each case, solely for the use in connection with the consummation of the Transactions (including for integration planning) and Parent’s internal preparation for a Post-Closing Transaction; provided, however, that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further, that the Company shall not be obligated to provide such access or information if, and to the extent that, doing so would (i) violate or prejudice its right or the rights of its or any of its Subsidiaries’ customers, suppliers or financing sources, (ii) result in the disclosure of Trade Secrets or competitively sensitive information to third parties, (iii) violate applicable Law or an applicable Judgment, (iv) jeopardize, on the advice of outside legal counsel, the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (v) be adverse to the interests of the Company or any of its Subsidiaries in any pending or threatened Action, (vi) involve any intrusive or invasive testing of any kind, including, environmental sampling or testing, diving inspections, bathymetric surveys, side scan sonar surveys, or remotely operated vehicle inspections (for the avoidance of doubt, Parent and its Representatives shall have the right, but not the obligation, to utilize such access and information for the purpose of conducting Phase I Environmental Site Assessments of any such properties; provided, that (A) neither Parent nor its Representatives shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or to perform any intrusive or invasive testing of any kind, including, environmental sampling or testing, diving inspections, bathymetric surveys, side scan sonar surveys, or remotely operated vehicle inspections in connection with such assessments, (B) Parent shall schedule and coordinate all such assessments in accordance with this Section 5.05, and (C) the Company shall be entitled to have representatives present at all times during any such assessment); (vii) prioritize access or furnishing information under this Section 5.05 in a manner that would materially and adversely affect the ordinary course of business operations of the Company and its Subsidiaries, taken as a whole; or (viii) take any action or fail to take any action that would or would be reasonably likely to require public disclosure in accordance with applicable Laws of any potential Post-Closing Transaction, or Parent’s exploration thereof (excluding, for the avoidance of doubt, any summary or disclosure regarding the terms of this Agreement); provided, further, that in the event the Company withholds access or information pursuant to the foregoing proviso, the Company shall inform Parent of the general nature of the information being withheld and, upon Parent’s request, (x) use its reasonable best efforts to allow for any such access or disclosure in a manner that avoids the applicable concern described in clauses (i) through (iv) above, including by making appropriate substitute arrangements, and (y) enter into a joint defense agreement with Parent if requested with respect to any such information that is subject to attorney-client privilege, attorney work product protection or legal privilege. Until the Effective Time, all information provided by the Company, its Subsidiaries, or its or their Representatives in connection with the Transactions or under this Agreement (including information provided by the Company, its Subsidiaries or any of their respective Representatives pursuant to Section 5.12(a)) will be subject to the terms of the nondisclosure agreement dated as of February 17, 2026, by and between the Company and Safe Harbor Marinas, LLC (the “Nondisclosure Agreement”), except that (and the Nondisclosure Agreement is hereby deemed amended such that) Parent and Merger Sub will be permitted to disclose such information to any financing sources or prospective financing sources that are or may become parties to the Debt Financing so long as such Persons (i) agree to be bound by the provisions of the Nondisclosure Agreement applicable to Representatives or (ii) are subject to other confidentiality undertakings that are substantially similar in their protection of confidential information as the Nondisclosure Agreement.

SECTION 5.06. Indemnification and Insurance.

(a) For a period of six years after the Effective Time, each of Parent and the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case to the fullest extent permitted by applicable Law, (i) indemnify and hold harmless each current or former director or officer of the Company and its Subsidiaries and each other Person who at the Effective Time is entitled to be indemnified by the Company or its Subsidiaries pursuant to the Company Charter Documents or the organizational documents of such Subsidiaries, as applicable, as in effect on the date of this Agreement or pursuant to any other agreement in existence as of the date of this Agreement providing for indemnification or advancement of expenses between the Company or any of its Subsidiaries and such Person, in each case as made available to Parent prior to the date hereof (each, an “Indemnitee”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable and documented out-of-pocket fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director, manager, officer, employee or agent (solely, with respect to agents, to the extent of any underlying contractual indemnification obligation that is binding on the Company or any of its Subsidiaries as of the Closing Date) of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, manager, officer, employee or agent (solely, with respect to agents, to the extent of any underlying contractual indemnification that is binding on the Company or any of its Subsidiaries as of the Closing Date) of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a representative of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or expense advancement right of any Indemnitee) and (ii) assume (in the case of the Surviving Corporation, in the Merger without any further action) all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement, in each case, as made available to Parent prior to the date hereof, providing for indemnification, advancement of expenses or exculpation from liabilities between the Company or any of its Subsidiaries and any Indemnitee. To the fullest extent (but only to the extent) provided under the Company Charter Documents or any other agreement in existence as of the date of this Agreement, in each case, as made available to Parent prior to the date hereof, providing for indemnification or advancement of expenses referred to in this Section 5.06(a), if successful in whole or in part in any such Action, or in an Action brought against such Indemnitee to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid for all reasonable and documented out-of-pocket expenses (including attorneys’ fees, costs and expenses) of prosecuting or defending such Action, in each case, in accordance with the terms of such Company Charter Documents or other agreement.

(b) Without limiting the foregoing, from and after the Effective Time for a period of six years, to the fullest extent permitted by applicable Law, Parent shall cause the articles of incorporation and bylaws of the Surviving Corporation, and the Surviving Corporation shall cause the organizational documents of its Subsidiaries, to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities, indemnification, exculpation and advancement of expenses, taken as a whole, in each case, of managers, directors and officers than are set forth as of the date of this Agreement in the Company Charter Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of any of the Indemnitees. In addition, from and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, without requiring a preliminary determination of entitlement to indemnification, advance any reasonable expenses (including reasonable and documented out-of-pocket attorneys’ fees, costs and expenses) of any Indemnitee under this Section 5.06 (including in connection with establishing or enforcing a right to indemnification or advancement of expenses referred to in this Section 5.06) as incurred to the fullest extent permitted under applicable Law; provided, however, that an advancement of expenses shall be made solely upon delivery of a written undertaking, by the Indemnitee, that he or she has met the standard of conduct necessary for indemnification applicable to him or her and to repay any amounts so advanced (without interest) if and to the extent that it is determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not entitled to be indemnified or entitled to advancement of expenses or the standard of conduct for indemnification was not met. For the avoidance of doubt, an Indemnitee shall not be entitled to indemnification by Parent, the Surviving Corporation or any of its Subsidiaries under this Section 5.06 if it is finally determined that such Indemnitee engaged in any bad faith, willful misconduct, fraud, gross negligence or is otherwise not entitled to such indemnification; provided that for the avoidance of doubt, the foregoing portion of this sentence shall not affect an Indemnitee’s rights to be indemnified by the Surviving Corporation pursuant to the Company Charter Documents, under the organizational documents of the Company’s Subsidiaries or by contract or otherwise as in effect on the date of this Agreement; provided that if an Indemnitee received advancement of expenses or indemnification pursuant to this Section 5.06 and it is determined that the Indemnitee engaged in any bad faith, willful misconduct, fraud, gross negligence or is otherwise not entitled to such indemnification, such Indemnitee shall repay all such amounts to Parent or the Surviving Corporation previously received, as applicable.

(c) At or prior to the Closing, the Company shall purchase or cause to be purchased a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions. In no event will the Company pay more than 300% of the current annual premium paid in respect of the Company’s and its Subsidiaries’ existing directors’ and officers’ liability insurance coverage. The Surviving Corporation shall use reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(d) The provisions of this Section 5.06 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnitee may have under the Company Charter Documents, under the organizational documents of the Company’s Subsidiaries as in effect on the date of this Agreement or by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.06 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.06 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.06 applies and their heirs and representatives shall be third-party beneficiaries of this Section 5.06).

(e) In the event that (i) Parent, the Surviving Corporation or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person, or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, in each such case, Parent and the Surviving Corporation shall procure the successors and assigns of Parent or the Surviving Corporation to assume all of the obligations thereof set forth in this Section 5.06.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.06 is not prior to or in substitution for any such claims under such policies.

SECTION 5.07. Employee Matters.

(a) For a period of one year following the Effective Time (such period, the “Comparability Period”), Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, provide (i) an annual base salary or hourly wage rate, as applicable, and a target short term cash incentive opportunity to each Person who is an employee of the Company or any of its Subsidiaries immediately following the Effective Time (each, a “Continuing Employee”) that is, in each case, no less than those in effect immediately prior to the Effective Time; (ii) if such Continuing Employee is terminated during the Comparability Period, severance benefits that are no less favorable than the greater of (A)

those provided to such Continuing Employees immediately prior to the Effective Time (solely to the extent set forth on Section 3.10(a) of the Company Disclosure Letter) and (B) those provided to similarly situated employees of Parent and its Subsidiaries; and (iii) other employee benefits (excluding cash and equity compensation, change in control, retention or transaction-related benefits, severance and defined benefit pension and post-retirement welfare benefits) to each Continuing Employee that are, in the aggregate, in Parent’s sole discretion, either (A) substantially comparable to those (subject to the same exclusions) provided to such Continuing Employees immediately prior to the Effective Time or (B) no less favorable than those (subject to the same exclusions) provided to similarly situated employees of Parent and its Subsidiaries. Additionally, for the period covered by this Section 5.07(a), Parent agrees to consider in good faith offering long-term incentive opportunities to employees of the Company and its Subsidiaries.

(b) Without limiting the generality of Section 5.07(a), from and after the Effective Time, Parent shall, or shall cause the Surviving Corporation and their respective Subsidiaries to, honor in accordance with their terms all the Company Plans as in effect at the Effective Time; provided, however, that the Surviving Corporation may amend such plans for changes in applicable Law or for changes that result from business needs subject to the terms and conditions of such Company Plans.

(c) With respect to all employee benefit plans of Parent, the Surviving Corporation and their respective Subsidiaries in which Continuing Employees are eligible to participate from and after the Effective Time, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any vacation, paid time-off, and any severance plans), for all purposes, including determining eligibility to participate, level of benefits, vesting, benefit accruals and early retirement subsidies, each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries; provided, however, that such service need not be recognized (i) to the extent that such recognition would result in any duplication of benefits for the same period of service, (ii) for any purpose under any defined benefit retirement plan or retiree welfare plan, equity-based incentive plan or long-term incentive plan, (iii) for purposes of any plan that is grandfathered or frozen, either with respect to level of benefits or participation or (iv) for purposes of any plan, program or arrangement under which similarly-situated employees of Parent and its Subsidiaries do not receive credit for prior service.

(d) Without limiting the generality of Section 5.07(a), Parent shall use commercially reasonable efforts to, or shall cause the Surviving Corporation and its Subsidiaries to use commercially reasonable efforts to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall use commercially reasonable efforts to, or shall cause the Surviving Corporation and its Subsidiaries to use commercially reasonable efforts to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) For each Continuing Employee who is entitled to receive an annual bonus pursuant to the terms of a Company Plan as in effect as of immediately prior to the Effective Time, Parent shall and shall cause the Surviving Corporation and its Subsidiaries to pay such Continuing Employee a bonus payment for the year in which the Effective Time occurs in accordance with the terms (including with respect to performance determination, payment timing and termination provisions) of the applicable Company Plan.

(f) Following the Closing, Parent shall pay, or shall cause to be paid, through its or one of its Subsidiary’s payroll, certain retention bonuses as set forth on Section 5.07(f) of the Company Disclosure Letter, pursuant to the terms of that certain form of Retention Bonus Agreement of the Company, substantially in the form provided to Parent as of the date of this Agreement.

(g) If requested by Parent in writing at least 10 Business Days prior to the Closing Date (such request, an “Election Notice”), the Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective as of no later than the date immediately preceding the Closing Date and contingent on the Closing, any Company Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (the “Company 401(k) Plans”). If Parent provides an Election Notice to the Company, the Company shall deliver to Parent, prior to the Closing Date, evidence that the Board of Directors of the Company has validly adopted resolutions to terminate the Company 401(k) Plans (the form and substance of which resolutions shall be subject to reasonable review and approval of Parent), effective no later than the date immediately preceding the Closing Date and contingent on the Closing. Parent shall use commercially reasonable efforts to ensure that the affected Continuing Employees shall, as soon as reasonably practicable following the Closing Date, be eligible to participate in a Tax-qualified defined contribution plan of Parent or its Subsidiaries (each, a “Parent 401(k) Plan”). Upon the distribution of the assets in the accounts under the Company 401(k) Plans to the participants, Parent shall permit the Continuing Employees to make rollover contributions of “eligible rollover distributions” from the applicable Company 401(k) Plan to the applicable Parent 401(k) Plan of each Continuing Employee who participated in a Company 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of the Company 401(k) Plan and the Code, including the amount of any unpaid balance of any participant loan made under the Company 401(k) Plan.

(h) On and after the date of this Agreement, any broad-based written employee notice or communication materials to be provided or communicated by the Company with respect to post-Closing employment, compensation or benefit matters related directly to the Transactions shall be subject to the prior review and reasonable comment of Parent, and the Company shall consider in good faith revising such notice or communication to reflect any such reasonable comments.

(i) The provisions of this Section 5.07 are solely for the benefit of the parties to this Agreement, and no provision of this Agreement is intended to, or shall (i) constitute the establishment or adoption of, or an amendment to, any employee benefit plan for purposes of ERISA or otherwise or (ii) alter or limit the ability of the Surviving Corporation, Parent, or any of their Subsidiaries or Affiliates to amend, modify or terminate any particular Company Plan or other employee benefit plan, policy, program, agreement or arrangement after the Effective Time. No current or former employee, director or other service provider or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof. Nothing in this Agreement shall confer upon any current or former employee, director or other service provider any right to employment or service or to continue in the employ or service of the Surviving Corporation, the Company or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Parent or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, director or other service provider at any time for any reason whatsoever.

SECTION 5.08. Notification of Certain Matters; Shareholder Litigation. Prior to the Effective Time, each of Parent and the Company shall give prompt written notice to the other, and keep the other reasonably informed on a reasonably current basis, of (a) to the extent permitted under applicable Law, any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions and (b) any Actions commenced or, to such party’s Knowledge, threatened against such party in relation to this Agreement or the Transactions, including any shareholder litigation (including any class action or derivative litigation) against the Company or the Company’s directors or officers relating to this Agreement or the Transactions. The Company shall (x) give Parent the opportunity to participate in the defense, settlement or prosecution of any such shareholder litigation and (y) consult with Parent with respect to the defense, settlement and prosecution of any such shareholder litigation. The Company shall not settle any shareholder litigation against the Company or the Company’s directors or officers relating to this Agreement or the Transactions without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned); provided, however, that such consent shall not be required for settlements solely for (i) money damages and the payment of attorneys’ fees in an aggregate amount not in excess of the dollar amount of the coverage limits for such settlements under the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries or (ii) providing additional disclosure in the Proxy Statement to the extent such additional disclosure does not or would not reasonably be expected to have an adverse effect on Parent, the Surviving Corporation or any of their respective Affiliates, businesses or operations in any material respect; provided, further, however, that the failure to settle any such litigation solely as a result of Parent’s failure to provide such prior written consent shall not be, and shall not be deemed to be, a breach or failure to perform permitting Parent to terminate this Agreement under Section 7.01(c).

SECTION 5.09. Merger Sub Expenditures and Distributions. From the date of this Agreement until the Effective Time, (a) Merger Sub shall not expend funds other than in connection with the Transactions, matters related to its existence and the payment of related expenses and (b) Merger Sub shall not declare, set aside, make or pay any dividend or other distribution with respect to any of its capital stock.

SECTION 5.10. Parent Vote.

(a) Parent shall vote or cause to be voted any shares of Company Common Stock beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted in favor of the adoption of this Agreement at any meeting of shareholders of the Company at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof.

(b) Immediately following the execution and delivery of this Agreement, Parent will cause the sole shareholder of Merger Sub to execute and deliver to Merger Sub (and to the Company a copy of) a written consent approving and adopting this Agreement in accordance with the FBCA.

SECTION 5.11. Stock Exchange Delisting. Prior to the Effective Time, the Company shall use its reasonable best efforts to cooperate with Parent and to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of NYSE to cause the shares of Company Common Stock to be de-listed from NYSE and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.12. Preparation of Proxy Statement; Shareholders’ Meeting.

(a) As promptly as reasonably practicable (and in any event within 45 calendar days) after the execution of this Agreement, and subject to applicable Law, the Company shall prepare the Proxy Statement in preliminary form and file it with the SEC. Subject to Section 5.02, the Board of Directors of the Company shall make the Company Board Recommendation to the Company’s shareholders and shall include such recommendation in the Proxy Statement. If the Company is required by applicable Law to file any document other than the Proxy Statement with the SEC in connection with the Merger (such document, as amended or supplemented, an “Other Required Company Filing”), then the Company shall promptly prepare, and Parent and Merger Sub shall reasonably cooperate with the Company’s preparation of, such Other Required Company Filing and the Company shall promptly file such Other Required Company Filing with the SEC. The Company shall use its reasonable best efforts to cause the Proxy Statement and any Other Required Company Filing to comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules of the SEC and NYSE. Parent shall provide to the Company all information concerning Parent, Merger Sub and their respective Affiliates as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation and filing of the Proxy Statement and the resolution of any comments thereto received from the SEC. Each of the Company, Parent and Merger Sub shall correct any information provided by it for use in the Proxy Statement and any Other Required Company Filing, as applicable, and promptly notify the other parties if and to the extent such information contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement or any Other Required Company Filing and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement and any Other Required Company Filing. The Company shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and, subject to Section 5.02, shall use its reasonable best efforts to cause the definitive Proxy Statement to be disseminated to its shareholders as promptly as reasonably practicable, and in no event more than five Business Days, after the SEC confirms that it has no further comments on the Proxy Statement (the “SEC Clearance Date”), which confirmation will be deemed to have occurred if the SEC has not affirmatively notified the Company by 11:59 p.m., New York City time, on the tenth calendar day following the date of filing of the Proxy Statement with the SEC that the SEC will or will not be reviewing the Proxy Statement. Prior to any filing of the Proxy Statement or any Other Required Company Filing, or any dissemination thereof to the shareholders of the Company, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its legal counsel with a reasonable opportunity to review and to propose comments on such document or response (except to the extent that such document or response or provision thereof relates to a Takeover Proposal), which the Company shall consider in good faith.

(b) Subject to Section 5.02 and Section 5.12(a) and applicable Law and to the extent not prohibited by any Judgment, the Company shall take all necessary actions in accordance with applicable Law, the Company Charter Documents and the rules of NYSE to duly call, give notice of, convene and, as soon as reasonably practicable after the SEC Clearance Date, hold a meeting of its shareholders (including any adjournment, recess or postponement thereof, the “Company Shareholders’ Meeting”) for the purpose of obtaining the Company Shareholder Approval. Subject to Section 5.02, the Company shall use its reasonable best efforts to obtain the Company Shareholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company may, in its sole discretion, adjourn, recess or postpone the Company Shareholders’ Meeting (i) to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Proxy Statement that is required under applicable Law and for such supplement or amendment to be disseminated and reviewed by the shareholders of the Company in advance of the Company Shareholders’ Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any proceedings in connection with this Agreement or the Transactions, (iii) if as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting, or (iv) to solicit additional votes for the purpose of obtaining the Company Shareholder Approval; provided, that (x) in no event shall the Company Shareholders’ Meeting be postponed or adjourned beyond the date that is five Business Days prior to the Outside Date and (y) once it is fixed by the Board of Directors of the Company, the record date for the Company Shareholders’ Meeting shall not change (whether or not in connection with any such postponement or adjournment) without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

(c) Nothing in this Section 5.12 shall be deemed to prevent the Company or the Board of Directors of the Company or any duly authorized committee thereof from taking any action they are required to take under, and in compliance with, Section 5.02 or applicable Law.

SECTION 5.13. Section 16 Matters. Prior to the Effective Time, the Company shall take all actions as may be reasonably necessary or advisable to cause any dispositions of Company Common Stock (including any derivative securities with respect to Company Common Stock) resulting from the Merger by each officer or director of the Company who is subject to Section 16 of the Exchange Act, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.14. Payoff Letter. Solely to the extent requested in writing by Parent at least twenty Business Days prior to the Closing Date, the Company shall deliver to Parent on the Closing Date (with drafts being delivered reasonably in advance of the Closing Date but no later than five Business Days prior to the Closing Date) an executed payoff letter (“Payoff Letter”), together with any release documentation, with respect to the Company Credit Facilities in customary form and substance reasonably satisfactory to Parent which Payoff Letter, together with any related release documentation, shall include the payoff amount and provide that upon the payment of such payoff amount on the Closing Date (i) all outstanding payment obligations of the Company arising under or related to the Company Credit Facilities (other than contingent indemnification and expense reimbursement obligations for which no claim has been made and other obligations which expressly survive the termination of the definitive documentation in respect of the applicable Company Credit Facilities) shall be repaid, discharged and/or extinguished in full, and (ii) all Liens and guarantees granted in connection therewith shall be released and terminated (or, in each case of clauses (a) and (b), words of similar effect). Notwithstanding the foregoing, nothing in this Section 5.14 shall require the Company or any of its Subsidiaries to pay or deposit any amounts required under the Payoff Letter except to the extent such amounts have been previously provided by Parent to the Company or the Company’s Subsidiaries, as applicable, to the extent set forth in this Agreement.

SECTION 5.15. Financing Cooperation.

(a) During the Pre-Closing Period, to the extent reasonably requested by Parent, the Company shall use, shall cause its Subsidiaries to use, and shall instruct its and their respective Representatives to use, at the sole expense of Parent, reasonable best efforts to provide customary cooperation in connection with the offering, arrangement, syndication, consummation or issuance of any debt, equity or equity-linked financing deemed necessary or appropriate by Parent to be incurred or contemplated to be incurred in connection with the Transactions (collectively, the “Debt Financing”), including, in each case to the extent reasonably requested by Parent and customary and necessary for the financings of the type contemplated by the Debt Financing, using reasonable best efforts to:

(i) provide reasonable and customary assistance to Parent with the preparation of customary offering documents, offering memoranda, syndication materials, information memoranda, lender presentations, materials for ratings agency presentations, private placement memoranda, bank information memoranda and similar documents, in each case, reasonably necessary in connection with the Debt Financing and provide reasonable cooperation with the due diligence efforts of any source of any Debt Financing to the extent reasonably necessary and customary, in each case subject to customary confidentiality provisions and disclaimers and limited to information with respect to the Company and its Subsidiaries that is reasonably available to the Company and its Subsidiaries;

(ii) reasonably assist Parent with the preparation of the definitive documents with respect to any Debt Financing (the “Debt Financing Documents”), by using reasonable best efforts with respect to (A) executing and delivering by officers of the Company or its Subsidiaries that are remaining in such position following the Closing, of any credit agreements, guarantees, pledge and security agreement or other Debt Financing Documents and otherwise facilitating the pledging of, and creation and perfection of security interests in, the collateral contemplated by the Debt Financing, (B) taking corporate actions requested by Parent to permit the consummation of the Debt Financing, (C) assisting with the preparation of schedules to the Debt Financing Documents or other customary informational requirements contemplated by the Debt Financing Documents reasonably requested by Parent and limited to information with respect to the Company and its Subsidiaries that is reasonably available to the Company and its Subsidiaries, it being agreed that all such agreements and documents referred to in these clauses (A) through (C) will not take effect until upon or after the Effective Time and (D) providing historical financial and other pertinent non-financial information regarding the Company and its Subsidiaries reasonably available to the Company and its Subsidiaries, prepared by or for the Company and its Subsidiaries in the ordinary course of business, and reasonably required in connection with the Debt Financing Documents;

(iii) make appropriate senior officers of the Company and its Subsidiaries available to participate in a reasonable number of lender meetings, due diligence sessions, meetings with ratings agency and road shows and other syndication activities and presentations with prospective lenders, in each case, at reasonable times and locations mutually agreed and upon reasonable prior notice;

(iv) (I) provide to Parent such historical financial, statistical and other pertinent non-financial information regarding the Company and its Subsidiaries as is reasonably available to the Company and its Subsidiaries, prepared by or for the Company and its Subsidiaries in the ordinary course of business, and is reasonably requested by Parent, in each case, solely to the extent required in connection with the Debt Financing and, as is usual, necessary and customary for financings of the type contemplated by the Debt Financing and (II) reasonably assist Parent with the preparation of pro forma financial information; provided, that, in each case of clauses (I) and (II), (A) the Company shall not be required to prepare any financial information (including, without limitation, any projections) that is not otherwise prepared in the ordinary course of its business and (B) Parent shall be solely responsible for the contents (other than the historical information of the Company and its Subsidiaries) and determination of any pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information;

(v) deliver, at least three Business Days prior to the Closing Date, all documentation and other information that is (A) requested by the Debt Financing Sources in writing at least ten Business Days prior to the Closing Date, (B) reasonably available to the Company and its Subsidiaries and (C) required under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) and the Customer Due Diligence Requirement for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018);

(vi) cooperate in connection with the repayment or defeasance of any existing Indebtedness of the Company and its Subsidiaries as of, and subject to occurrence of, the Closing and the release of related Liens following the repayment in full of such Indebtedness, including using commercially reasonable efforts to deliver such customary payoff, defeasance or similar notices within the time periods contemplated under any existing loans of the Company and its Subsidiaries as are reasonably requested by Parent (provided, that the Company shall not be required to deliver any notices that are not conditioned on, and subject to the occurrence of, the Closing);

(vii) cause the Company’s independent auditors to deliver customary “comfort letters” and customary consents to the use of accountants’ audit reports in connection with the Debt Financing, to the extent such “comfort letters” are required to be delivered to the applicable underwriters, initial purchasers or placement agents in connection with such Debt Financing,

(viii) provide customary authorization letters authorizing the distribution of Company information to prospective lenders in connection with a syndicated bank financing;

(ix) as set forth in a written steps plan prepared by Parent in consultation with the Company (the “Step Plan”), in connection with the Debt Financing, and in any event effective no earlier than immediately prior to the Effective Time and conditioned upon the occurrence of the Effective Time, transfer or otherwise restructure its ownership of the Company and its Subsidiaries, properties or other assets, including the formation of new entities, in each case, at Parent’s sole expense, and only to the extent, and pursuant to documentation that is prepared by Parent in consultation with the Company; provided that no action shall be required under this clause (ix) to the extent such action would or would reasonably be expected to (A) conflict with, or result in any violation or breach of, the organizational documents of the Company or any of its Subsidiaries or any Contract, (B) violate any applicable Law, (C) adversely affect the Tax status of the Company or any of its Subsidiaries or cause the Company or any of its Subsidiaries to be subject to additional Taxes for which Parent does not indemnify the Company under this Section 5.15, (D) result in any director, manager, officer or employee of the Company or any of its Subsidiaries incurring any personal liability, (E) require the Company or any of its Subsidiaries to provide any material non-public information to any third party other than Parent and its Affiliates or their respective Representatives, or (F) cause any closing condition set forth in this Agreement to fail to be satisfied or otherwise result in a breach of this Agreement; and provided, further, that (x) Parent shall provide the Company with a reasonable advance opportunity (and in any case, no less than 5 Business Days) to review the draft Step Plan and drafts of any contemplated amendments or modifications to the Step Plan and (y) Parent shall promptly provide to the Company true and accurate copies of any such finalized amendments or modifications to the Step Plan;

(x) (A) provide notice of any “Default” or “Event of Default” (as each such term is defined in the Company Credit Agreement as in effect as of the date here) under the Company Credit Agreement promptly after an executive financial officer of the Company obtains actual Knowledge of the circumstances of such “Default” or “Event of Default” and that such circumstance have given rise to such “Default” or “Event of Default”; provided that no notice under this clause (x) shall be required prior to giving notice of such “Default” or “Event of Default” to the Administrative Agent under and as defined in, and as required by, the Company Credit Agreement as in effect on the date hereof and (B) use commercially reasonable efforts to cure or otherwise cause any such “Default” or “Event of Default” (as each such term is defined in the Company Credit Agreement as in effect as of the date hereof) to cease to be continuing (including by obtaining a waiver thereof); and

(xi) provide to the Debt Financing Sources and their advisors and consultants reasonable and customary access to the Company and its Subsidiaries to perform customary collateral audits and appraisals of the inventory and current assets of the Company and its Subsidiaries to the extent required in connection with any asset-based credit facility contemplated in connection with the Debt Financing.

(b) The Company hereby consents to the reasonable use of the Company’s and its Subsidiaries’ logos solely in connection with any marketing of the Debt Financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm, disparage or otherwise adversely affect the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries.

(c) Notwithstanding anything to the contrary contained in this Section 5.15, the Company and its Subsidiaries shall not be required in connection with its obligations under this Section 5.15 to, or to instruct any Representatives to, (i) pledge any assets as collateral prior to the Effective Time, (ii) agree to pay any fee, bear any cost or expense, incur any other liability or give any indemnities to any third party or otherwise commit to take any similar action in connection with the Debt Financing that would be effective prior to the Effective Time, (iii) take any actions to the extent such actions would, in the Company’s reasonable judgment, (A) unreasonably interfere with the ongoing business or operations of the Company or any of its Subsidiaries, (B) subject any director, manager, officer or employee of the Company or any of its Affiliates or Representatives to any actual or potential personal liability, (C) conflict with, or result in any violation or breach of, or default (with or without notice, or lapse of time or both) under, the organizational documents of the Company or any of its Subsidiaries, any applicable Law or any Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound, (D) require any such entity to change any fiscal period or (E) cause (1) any closing condition set forth in this Agreement to fail to be satisfied or (2) any other breach of this Agreement, (iv) waive or amend any terms of this Agreement, (v) commit to take any action under any certificate, agreement, instrument or other document or execute, deliver and/or enter into any certificate, agreement, instrument or other document, in each case, that is not contingent upon the Effective Time, (vi) provide access to or disclose information that the Company determines in good faith would risk the loss of or waive any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, the Company or its Subsidiaries, (vii) cause any director, manager or equivalent, officer or employee of the Company or any of its Subsidiaries to pass resolutions or take other corporate, limited liability company, partnership (or equivalent) actions to approve the Debt Financing or authorize the creation of any certificates, agreements, instruments or other documents or actions in connection therewith, or to execute or deliver any certificate, agreement, instrument or other document in connection with the Debt Financing (other than any director, manager or equivalent, officer or employee of the Company or any of its Subsidiaries who will continue in such a position following the Closing and the passing of such resolutions or other actions; provided, that, in each case, any such resolutions, actions, approval, authorization, certificate, agreement, instrument or other document are contingent on the Effective Time or would not be effective prior to the Effective Time), (viii) deliver any legal opinion or negative assurance letter, or (ix) provide or prepare (A) pro forma financial statements or information, pro forma adjustments (including regarding the Debt Financing) any synergies or cost savings, projections or an as-adjusted capitalization table, (B) any description of all or any component of the Debt Financing, including any such description to be included in liquidity and capital resources disclosure or any “description of notes”, (C) risk factors relating to all or any component of the Debt Financing, (D) “segment reporting” (to the extent not required in SEC filings of the Company), subsidiary financial statements or any information of the type required by Rule 3-09, Rule 3-10, Rule 3-16, Rule 13-01 or Rule 13-02 of Regulation S-X, (E) information regarding officers or directors of the Company (except information of any of such persons that will remain officers, directors or managers after the Closing), executive compensation and related party disclosure (unless the Company or any of its Subsidiaries was party to any such related party transactions prior to the Closing and such transactions will continue in place after the Closing) or any compensation discussion and analysis or information required by Item 302 (to the extent not so provided in SEC filings of the Company) or 402 of Regulation S-K under the Securities Act and any other information that would be required by Part III of Form 10-K (except to the extent previously filed with the SEC), (F) monthly or other financial statements that are not readily available to the Company without undue effort or expense and are not prepared in the ordinary course of its financial reporting practice, (G) information regarding any Person other than the Company and its Subsidiaries, or (H) information that is not reasonably available to the Company and its Subsidiaries, or (I) any other information that is not customarily included in, or is customarily excluded from, an offering memorandum for private placements of non-convertible high-yield bonds pursuant to Rule 144A.

(d) Parent shall reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and disbursements) incurred by the Company or any of its Subsidiaries and their respective Representatives in the performance of their respective obligations under this Section 5.15, promptly after receipt of a written request therefor from the Company (the “Reimbursement Obligations”). Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing, the performance of their respective obligations under this Section 5.15 or any information used in connection therewith (other than the information provided in writing by the Company or its Subsidiaries to Parent specifically in connection with their obligation pursuant to this Section 5.15), except to the extent such liabilities arise from (A) a material breach of this Agreement by the Company or (B) the Fraud, Willful Breach, gross negligence, willful misconduct or bad faith of the Company, any of its Subsidiaries or any of its or their respective Representatives, in the case of clauses (A) and (B), as determined in a final, non-appealable Judgment of a court of competent jurisdiction (the “Indemnification Obligations” and the obligations of Parent set forth in this clause (d), collectively, the “Financing Cooperation Reimbursement and Indemnification Obligations”).

(e) Notwithstanding anything to the contrary in this Agreement Parent and Merger Sub acknowledge and agree that the obligations of Parent and Merger Sub to consummate the Transactions are not in any way contingent upon or otherwise subject to or conditioned upon (i) the consummation of any financing arrangement, (ii) Parent, Merger Sub or any of their respective Affiliates obtaining any financing (including the Debt Financing), (iii) the availability, grant, provision or extension of any financing to Parent, Merger Sub or any of their respective Affiliates (including the Debt Financing), or (iv) the availability of any specific amount of cash by the Company at the Closing.

(f) Notwithstanding anything to the contrary in this Agreement, the Company shall be deemed to have complied in all respects with and have satisfied its obligations with respect to this Section 5.15 for the purpose of the condition set forth in Section 6.02(b), and the condition set forth in Section 6.02(b) shall be deemed to be fulfilled with respect to this Section 5.15, except to the extent that (i) the Company has Willfully Breached its obligations under this Section 5.15, (ii) subject to Parent obtaining Knowledge of such Willful Breach, Parent has reasonably promptly following Parent first obtaining Knowledge of such Willful Breach, notified the Company in writing of such Willful Breach and in good faith has reasonably informed the Company of suggested actions to cure such breach, (iii) the Company has not cured such breach in all material respects with reasonably sufficient time prior to the Outside Date to consummate the Debt Financing and (iv) the Debt Financing has not been consummated prior to the Outside Date and such Willful Breach by the Company is the principal cause of such failure.

SECTION 5.16. Equity Financing.

(a) Prior to the Closing, each of Parent and Merger Sub shall not, and shall not agree to or permit any other Person to, without the prior written consent of the Company, withdraw, rescind, amend, replace, supplement, modify, or waive any provision or remedy pursuant to or consent under, the Equity Commitment Letter or the definitive agreements relating to the Equity Financing if such withdrawal, rescindment, amendment, replacement, supplement, modification, consent or waiver would, or would reasonably be expected to (i) reduce the aggregate amount of the Equity Financing (or the cash proceeds available therefrom) below the amount required to pay the Required Amount at the Closing and otherwise consummate the Transactions, (ii) impose new or additional conditions precedent to the Equity Financing or otherwise materially adversely expand, amend or modify any of the existing conditions to the receipt of the Equity Financing, (iii) expand, amend, or modify any other terms to the Equity Financing in a manner that would reasonably be expected to prevent, impair or materially delay the Closing and the funding of the amount of the Equity Financing required to pay the Required Amount at the Closing and otherwise consummate the Transactions, (iv) adversely impact in any material respect the ability of Parent or Merger Sub, as applicable, or adversely impact the ability of the Company to enforce the Equity Commitment Letter or the definitive agreements with respect thereto, or (v) otherwise adversely affect the availability, conditionality, termination or enforceability of the Equity Financing.

(b) Each of Parent and Merger Sub shall use, and cause their controlled Affiliates to use, their respective reasonable best efforts to arrange and obtain the Equity Financing on the terms and subject only to the conditions expressly set forth in the Equity Commitment Letter, including by (i) maintaining in effect the Equity Commitment Letter in accordance with the terms and subject to the terms and conditions therein, (ii) complying with the obligations applicable to Parent, Merger Sub and their controlled Affiliates, as applicable, pursuant to the Equity Commitment Letter, (iii) satisfying on a timely basis all conditions to funding that are applicable to Parent and Merger Sub in the Equity Commitment Letter, (iv) enforcing its rights pursuant to and cooperating with the Company’s enforcement of the Equity Commitment Letter at or prior to the Closing, including, in the event of an actual or threatened breach or repudiation by any other party to the Equity Commitment Letter of its obligations thereunder, (A) diligently and in good faith analyzing potential litigation claims and (B) initiating and diligently pursuing all valid claims necessary to enforce such rights (including through litigation), and (v) consummating and causing the consummation of the Equity Financing at or prior to the Closing.

(c) Parent shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to obtain the Equity Financing and shall promptly provide the Company copies of any executed definitive agreements, amendments, waivers and other material written communications relating thereto. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice in writing (but in any event not later than within 48 hours) of (i) the occurrence of any event or circumstance that, with notice or lapse of time or both, would or would reasonably be expected to give rise to any breach or default, cancelation, early termination or repudiation by any party to the Equity Commitment Letter or definitive agreements related to the Equity Financing that would, or would reasonably be expected to, prevent, impair, delay or adversely impact the availability or funding of the Equity Financing or otherwise adversely affect the conditionality, termination or enforceability of the Equity Financing, (ii) the receipt by Parent or Merger Sub of any written notice or written communication from any equity financing source with respect to any actual or prospective breach, default, cancelation, early termination or repudiation by any party to the Equity Commitment Letter or any definitive agreements related to the Equity Financing of any provisions of the Equity Commitment Letter or such definitive agreements that would, or would reasonably be expected to, prevent, impair, delay or adversely impact the availability or funding of the Equity Financing or otherwise adversely affect the conditionality, termination or enforceability of the Equity Financing, and (iii) Parent, Merger Sub, Ultimate Parent or any other controlled Affiliate of Ultimate Parent becoming aware of any fact, circumstance, event or other development that would or would reasonably be expected to result in Parent not being able to timely obtain all or any portion of the Equity Financing in the amount required to pay the Required Amount at the Closing and otherwise consummate the Transactions on the terms, in the manner or from the sources contemplated by the Equity Commitment Letter or any definitive agreements related to the Equity Financing. Parent and Merger Sub shall provide any material information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as promptly as reasonably practicable after the date that the Company delivers a written request therefor to Parent.

(d) Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub acknowledge and agree that the obligations of Parent and Merger Sub to consummate the Transactions are not in any way contingent upon or otherwise subject to or conditioned upon (i) the consummation of any financing arrangement, (ii) Parent, Merger Sub or any of their respective Affiliates obtaining any financing (including the Equity Financing), (iii) the availability, grant, provision or extension of any financing to Parent, Merger Sub or any of their respective Affiliates (including the Equity Financing), or (iv) the availability of any specific amount of cash by the Company at the Closing.

SECTION 5.17. Parent Solicitation. Notwithstanding anything to the contrary in this Agreement, prior to the Closing and except as contemplated by and in accordance with Section 5.03, Parent shall not, shall cause its Affiliates not to, and shall not authorize or permit its and their respective Representatives to, directly or indirectly: (i) initiate, solicit, propose, knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Post-Closing Transaction (including but not limited to, furnishing to any other Person any non-public information in connection with, or for the purpose of encouraging, a Post-Closing Transaction); (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its business, assets, personnel, properties, books and records or any confidential information or data to any Person, in each case, with the intent to induce the making, submission or announcement of, or to encourage or facilitate, any proposal or offer with respect to, that constitutes, or would reasonably be expected to lead to, any Post-Closing Transaction; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Post-Closing Transaction; (iv) approve, recommend, execute or enter into, or propose to approve, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, or other similar agreement for or relating to any Post-Closing Transaction; or (v) resolve, commit or agree to do any of the foregoing; provided, however, that nothing in this Section 5.17 shall prohibit or otherwise restrict Parent, any of its Subsidiaries or any of their respective Representatives from taking any action, or engaging in any discussion, negotiation, contact or arrangement, in each case solely to the extent directly related to, and reasonably necessary for, compliance with Parent’s obligations under Section 5.03(b); provided, further, that nothing in this Section 5.17 shall prohibit or otherwise restrict any action or activity solely among Parent, its Affiliates or its or their Representatives.

SECTION 5.18. Non-Subrogation. At or prior to the Closing, Parent may obtain a representations and warranties insurance policy relating to the Transactions (the “RWI Policy”). At Parent’s request, the Company shall provide reasonable cooperation in assisting Parent in connection therewith. Any such RWI Policy shall provide that (i) the insurer thereunder will have no subrogation rights against the Company or any of its Affiliates except solely in the case of Fraud, (ii) the Company and its Affiliates are express third-party beneficiaries of the RWI Policy with respect to the matters set forth in clause (i), and (iii) the RWI Policy may not be amended or modified with respect to the matters set forth in clause (i) or in any other manner materially adverse to the Company or its Affiliates, in each case without the prior written consent of the Company. Parent acknowledges that its obligations set forth in this Agreement are not contingent or conditioned upon the procurement of any such RWI Policy and Parent shall be responsible for any and all fees and expenses related to any such RWI Policy. Promptly following the Closing, the Company shall deliver to Parent or its Representatives an electronic copy of all documents and other information uploaded to the Data Room.

SECTION 5.19. Real Estate Cooperation. At Parent’s written request and sole cost and expense, the Company and the Subsidiaries shall use its and their respective commercially reasonable efforts to (i) request an estoppel certificate when requested by Parent in writing (collectively, the “Requested Estoppels”) from the counterparty to any other Company Lease or Tenant Lease (in the form prescribed by the applicable Company Lease or Tenant Lease or, if no form is prescribed, in a commercially reasonable form) and (ii) reasonably cooperate with Parent, at Parent’s sole cost and expense, to obtain ALTA Form Owner’s Policies of Title Insurance for each Real Property at the Closing in the names of the applicable entities and amounts specified by Parent; provided, for the avoidance of doubt, it shall not be a condition to the Closing that any such Requested Estoppel or title policy is obtained.

SECTION 5.20. REIT Cooperation.

(a) The Company acknowledges that Parent may seek to hold the Company, its Subsidiaries, or certain properties or other assets of the Company under an entity treated as a “real estate investment trust” within the meaning of Section 856(a) of the Code (a “REIT”). In furtherance of the foregoing, promptly following the execution of this Agreement, the Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to cooperate in good faith with Parent and its advisors seeking (i) to identify and evaluate transactions desirable to incorporate certain Subsidiaries, properties or assets of the Company into a REIT structure (“REIT Transactions”), (ii) to formulate a steps plan to effectuate the REIT Transactions, (iii) to document the REIT Transactions in accordance with such steps plan and (iv) to mitigate and/or resolve any issues with respect to effectuating the REIT Transactions. Notwithstanding the foregoing, Parent agrees that all costs and expenses associated with the foregoing shall be borne by Parent, and no action shall be required under this Section 5.20 to the extent such action would or would reasonably be expected to (A) conflict with, or result in any violation or breach of, the organizational documents of the Company or any of its Subsidiaries or any Contract, (B) violate any applicable Law, (C) adversely affect the Tax status of the Company or any of its Subsidiaries or cause the Company or any of its Subsidiaries to be subject to additional Taxes for which Parent does not indemnify the Company under Section 5.20(b), (D) result in any director, manager, officer or employee of the Company or any of its Subsidiaries incurring any personal liability, (E) require the Company or any of its Subsidiaries to provide any material non-public information to any third party other than Parent and its Affiliates or their respective Representatives, (F) cause any condition set forth in Article VI to fail to be satisfied or otherwise result in a breach of this Agreement, (G) interfere unreasonably with the business or operations of the Company and its Subsidiaries, taken as a whole, (H) require any REIT Transaction be effected earlier than immediately prior to the Effective Time on the Closing Date or (I) require the Company or any of its Subsidiaries to enter into or effectuate any REIT Transaction, or execute any certificate, agreement, instrument or other document with respect to a REIT Transaction prior to the Closing or, if conditioned upon the Closing, immediately prior to the Closing.

(b) Parent shall reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and disbursements) incurred by the Company or any of its Subsidiaries and their respective Representatives in the performance of their respective obligations under this Section 5.20, promptly after receipt of a written request therefor from the Company. Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the REIT Transactions, the performance of their respective obligations under this Section 5.20 or any information used in connection therewith, except to the extent such liabilities arise from (A) a material breach of this Agreement by the Company or (B) the

Fraud, Willful Breach, gross negligence, willful misconduct or bad faith of the Company, any of its Subsidiaries or any of its or their respective Representatives, in the case of clauses (A) and (B), as determined in a final, non-appealable Judgment of a court of competent jurisdiction (the obligations of Parent set forth in this clause (b), collectively, the “REIT Cooperation Reimbursement and Indemnification Obligations”).

(c) Notwithstanding anything to the contrary in this Agreement, Parent and Merger Sub acknowledge and agree that the obligations of Parent and Merger Sub to consummate the Transactions are not in any way contingent upon or otherwise subject to or conditioned upon the consummation of any REIT Transaction.

(d) Notwithstanding anything to the contrary in this Agreement, the Company shall be deemed to have complied in all respects with and have satisfied its obligations with respect to this Section 5.20 for the purpose of the condition set forth in Section 6.02(b), and the condition set forth in Section 6.02(b) shall be deemed to be fulfilled with respect to this Section 5.20, except to the extent that (i) the Company has Willfully Breached its obligations under this Section 5.20, (ii) subject to Parent obtaining Knowledge of such Willful Breach, Parent has reasonably promptly following Parent first obtaining knowledge of such Willful Breach, notified the Company in writing of such Willful Breach and in good faith has reasonably informed the Company of suggested actions to cure such breach, (iii) the Company has not cured such breach in all material respects with reasonably sufficient time prior to the Outside Date to consummate the REIT Transactions and (iv) the REIT Transactions have not been consummated prior to the Outside Date and such Willful Breach by the Company is the principal cause of such failure.

(e) With respect to any advice, recommendations, opinions, analyses, projections, steps plans, memoranda, presentations or other information, deliverables or work product (collectively, “Work Product”) prepared by or on behalf of the Company, its Subsidiaries or any of their respective Representatives (including any accounting, tax or other advisors engaged in connection with the REIT Transactions) and made available to Parent, its Affiliates or any of their respective Representatives in connection with the REIT Transactions, all rights in and to such Work Product shall be and remain the sole and exclusive property of the Company; provided, that Parent and its Affiliates shall have the right to use such work product for its reasonable intended purpose and to make copies thereof as reasonably appropriate in connection with or to facilitate such use.

ARTICLE VI

CONDITIONS TO THE MERGER

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or written waiver by each party hereto, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) No Restraints. No Law or Judgment (whether temporary, preliminary or permanent) enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority of competent jurisdiction (collectively, “Restraints”) shall then be in effect which has the effect of enjoining, restraining or otherwise making illegal, preventing or prohibiting the consummation of the Merger;

(b) Regulatory Approval. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired (including any timing agreements with or commitment to any Governmental Authority to delay or not to close the transactions contemplated by this Agreement entered in connection therewith) or early termination thereof shall have been granted, and all waiting periods (and any extensions thereof) and approval or clearance pursuant to any Antitrust Laws in the jurisdictions set forth in Section 6.01(b) of the Company Disclosure Letter that are required to be terminated, expired or obtained prior to the Closing shall have terminated, expired or been obtained, and with respect to each applicable Foreign Direct Investment Law in the jurisdictions set forth in Section 6.01(b) of the Company Disclosure Letter, the applicable approval, the expiration of the applicable waiting period (if any), or written confirmation from the relevant Governmental Authority that the Transaction does not require approval, whichever occurs first, shall have been obtained.

(c) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

SECTION 6.02. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or written waiver by Parent, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties set forth in Section 3.06(b) (Absence of Certain Changes) shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made as of such date. The representations and warranties set forth in Section 3.02(a) and Section 3.02(b) (Capitalization), in each case after application of the Materiality Scrape, shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, in each case after application of the Materiality Scrape, shall be true and correct except to the extent of any de minimis inaccuracies at and as of such earlier date), except, in each case, to the extent of any de minimis inaccuracies. The Company Fundamental Representations, in each case after application of the Materiality Scrape, shall be true and correct in all material respects as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, in each case after application of the Materiality Scrape, shall be true and correct in all material respects at and as of such earlier date). The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations, Section 3.02(a), Section 3.02(b) and Section 3.06(b)), in each case after application of the Materiality Scrape, shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, in each case after application of the Materiality Scrape, shall be true and correct at and as of such earlier date), except, in each case, where the failure to be true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect;

(b) Compliance with Covenants. The Company shall have complied with or performed in all material respects its obligations required to be complied with or performed by it at or prior to the Effective Time under this Agreement; and

(c) Company Closing Certificate. The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed on behalf of the Company by a duly authorized executive officer of the Company, certifying that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.

SECTION 6.03. Conditions to the Obligations of the Company. The obligations of the Company to effect the Merger shall be subject to the satisfaction (or written waiver by the Company, if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The Parent Fundamental Representations, in each case after application of the Materiality Scrape, shall be true and correct in all material respects as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, in each case after application of the Materiality Scrape, shall be true and correct in all material respects at and as of such earlier date). The representations and warranties of Parent contained in this Agreement other than the Parent Fundamental Representations, in each case after application of the Materiality Scrape, shall be true and correct as of the date hereof and as of the Closing Date with the same effect as though made as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date, which representations and warranties, in each case after application of the Materiality Scrape, shall be true and correct at and as of such earlier date), except, in each case, where the failure to be true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect;

(b) Compliance with Covenants. Parent and Merger Sub shall have complied with or performed in all material respects their obligations required to be complied with or performed by them at or prior to the Effective Time under this Agreement; and

(c) Parent Closing Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed on behalf of Parent and Merger Sub by a duly authorized executive officer of Parent, certifying that the conditions set forth in Section 6.03(a) and Section 6.03(b) have been satisfied.

ARTICLE VII

TERMINATION

SECTION 7.01. Termination. This Agreement may be terminated, and the Transactions abandoned, at any time prior to the Effective Time (except as otherwise expressly noted), whether before or after receipt of the Company Shareholder Approval:

(a) by the mutual written consent of the Company and Parent;

(b) by either of the Company or Parent:

(i) if the Effective Time shall not have occurred on or prior to the date which is nine months following the date of this Agreement (as such date may be extended pursuant to this Section 7.01(b)(i), the “Outside Date”); provided, however, that if, as of the Outside Date, any of the conditions set forth in Section 6.01(a) (to the extent due to a Restraint relating to any Antitrust Law or Foreign Direct Investment Law) or Section 6.01(b) shall not have been satisfied or waived in writing by the party or parties entitled to the benefit thereof, if permissible under applicable Law, but all of the other conditions set forth in Article VI have been satisfied or waived in writing by the party or parties entitled to the benefit thereof, if permissible under applicable Law (or, in the case of conditions that by their nature are to be satisfied at the Closing, which conditions would reasonably be expected to be satisfied if the Closing were to occur on the Outside Date), then the Outside Date shall automatically be extended by an additional three months and such extended date shall be deemed to be the Outside Date for all purposes under this Agreement; provided, that the Outside Date may be so extended on no more than two occasions pursuant to this sentence (for a maximum Outside Date that is fifteen months from the date of this Agreement); provided, further, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to a party if such party’s material breach of its representations and warranties set forth in this Agreement, or such party’s failure to perform any of its material obligations under this Agreement has been the principal cause of, or has principally resulted in, the events specified in this Section 7.01(b)(i) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);

(ii) if any Restraint having the effect set forth in Section 6.01(a) (Restraints) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any party if the breach by such party of its representations and warranties set forth in this Agreement or the failure of such party to perform any of its obligations under this Agreement has been the principal cause of, or has principally resulted in, the events specified in this Section 7.01(b)(ii) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso); or

(iii) if the Company Shareholders’ Meeting (including any adjournments or postponements thereof) at which a vote on the adoption of this Agreement was taken shall have concluded and the Company Shareholder Approval shall not have been obtained; provided, however, that the right to terminate this Agreement under this Section 7.01(b)(iii) shall not be available to the Company if the Company’s action or failure to act (which action or failure to act constitutes a breach by the Company of this Agreement) has been the principal cause of, or principally resulted in, the events specified in this Section 7.01(b)(iii);

(c) by Parent:

(i) if the Company’s representations or warranties are untrue or incorrect or the Company fails to perform any of its covenants or agreements set forth in this Agreement, which untruth, incorrectness or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) (Company Representations) or Section 6.02(b) (Company Compliance with Covenants) and

(B) is incapable of being cured or, if capable of being cured by the Outside Date, the Company shall not have cured such untruth, incorrectness or failure to perform within thirty (30) calendar days following receipt by the Company of written notice of such untruth, incorrectness or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent’s or Merger Sub’s representations or warranties are then untrue or incorrect or Parent or Merger Sub is then in breach of any of its covenants or agreements hereunder, which untruth, incorrectness or breach would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b);

(ii) prior to receipt of the Company Shareholder Approval if the Board of Directors of the Company or any duly authorized committee thereof shall have made an Adverse Recommendation Change; or

(d) by the Company:

(i) if either of Parent’s or Merger Sub’s representations or warranties are untrue or incorrect or Parent or Merger Sub fails to perform any of its covenants or agreements set forth in this Agreement, which untruth, incorrectness or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) (Parent Representations) or Section 6.03(b) (Parent Compliance with Covenants) and (B) is incapable of being cured or, if capable of being cured by the Outside Date, either Parent or Merger Sub, as applicable, shall not have cured such untruth, incorrectness or failure to perform within thirty (30) calendar days following receipt by Parent of written notice of such untruth, incorrectness or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company’s representations or warranties are then untrue or incorrect or the Company is then in breach of any of its covenants or agreements hereunder, which untruth, incorrectness or breach would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b); or

(ii) prior to receipt of the Company Shareholder Approval, in order to enter into a Company Acquisition Agreement in accordance with Section 5.02(e)(ii) (Takeover Proposal constituting a Superior Proposal); provided, that (x) the Company has complied in all material respects with Section 5.02 and (y) prior to or concurrently with such termination the Company pays or causes to be paid the Company Termination Fee to the extent due and payable under Section 7.03(a).

SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement in accordance with Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the last sentence of Section 5.05 (Access to Information; Confidentiality), Section 5.15(d) (the Financing Cooperation Reimbursement and Indemnification Obligations), Section 5.20(b) (REIT Cooperation Reimbursement and Indemnification Obligations), this Section 7.02, Section 7.03 (Termination Fee) and Article VIII (Miscellaneous Provisions), all of which shall survive termination of this Agreement), and, upon a valid termination of this Agreement in accordance with Section 7.01, there shall be no liability on the part of Parent, Merger Sub, the Company or their respective directors, officers and Affiliates, except, subject to Section 7.03(d) (including the limitations on liability set forth therein), no such termination shall relieve any party from liability for damages to another party resulting from a Willful Breach of this Agreement or from Fraud prior to termination (which liability the parties hereto acknowledge and agree shall not be limited to reimbursement of out-of-pocket fees, costs or expenses incurred in connection with the Transactions, and may include, to the extent proven, damages based on loss of the economic benefit of the Transactions to the other parties hereto and the shareholders of such other parties). For the avoidance of doubt, if all of the conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing and which would have been satisfied if the Closing had occurred) and Parent or Merger Sub fails to consummate the Merger in accordance with Section 1.02, such failure shall constitute a Willful Breach of this Agreement. For the avoidance of doubt, the Nondisclosure Agreement shall survive termination of this Agreement and shall remain in full force and effect in accordance with its terms.

SECTION 7.03. Termination Fee.

(a) In the event that:

(i) (A) this Agreement is validly terminated (i) by the Company or Parent pursuant to Section 7.01(b)(iii) (failure to receive the Company Shareholder Approval) or (ii) by Parent pursuant to Section 7.01(c)(i) (Company’s uncured breach), (B)(1) at the time of termination, neither Parent nor Merger Sub is then in material breach of its representations, warranties, covenants or agreements under this Agreement and (2) at or prior to the time of termination, a bona fide Takeover Proposal shall have been publicly made, announced, proposed or communicated to the Board of Directors or management of the Company by any Person after the date of this Agreement and, in the case of a termination under clause (A)(i) hereof, shall not have been publicly withdrawn prior to the date that is three Business Days before the date of the Company Shareholders’ Meeting, and (C) within 12 months after the date this Agreement is terminated, (1) the Company or any of its Subsidiaries enters into a Company Acquisition Agreement (and such Company Acquisition Agreement is subsequently consummated, even if after such 12-month period) or (2) the Company or any of its Subsidiaries otherwise consummates a Takeover Proposal; provided, however, that, for purposes of clauses (B) and (C) of this Section 7.03(a)(i), the references to “twenty percent (20%)” in the definition of Takeover Proposal shall be deemed to be references to “fifty percent (50%)”; provided, further, that the Company Termination Fee shall not be payable pursuant to clause (A)(i) of this Section 7.03(a)(i) if Parent’s or Merger Sub’s breach of Section 5.17 (including the taking of any action by any Affiliate of Parent or Merger Sub, including Ultimate Parent, that would be a breach of Section 5.17 if taken by Parent or Merger Sub) has been the principal cause of, or principally resulted in, the events specified in Section 7.01(b)(iii) (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso); or

(ii) (A) this Agreement is terminated (1) by Parent pursuant to Section 7.01(c)(ii) (Adverse Recommendation Change) or (2) by the Company pursuant to Section 7.01(d)(ii) (entry into a Company Acquisition Agreement) and (B) neither Parent nor Merger Sub is then in material breach of its representations, warranties, covenants or agreements under this Agreement;

then, in either case of Section 7.03(a)(i) or Section 7.03(a)(ii), the Company shall pay or cause to be paid a termination fee of $31,650,000 in cash (the “Company Termination Fee”) to Parent or its designee by wire transfer of same-day funds to the wire instructions designated in writing by Parent (1) in the case of Section 7.03(a)(ii)(A) within five Business Days after such termination, (2) in the case of Section 7.03(a)(ii)(B), substantially concurrent with such termination or (3) in the case of Section 7.03(a)(i), within five Business Days after the consummation of the Company Acquisition Agreement or Takeover Proposal referred to therein; it being understood that in no event shall the Company be required to pay or cause to be paid the Company Termination Fee on more than one occasion.

(b) Each of the parties hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to timely pay or cause to be paid any amount due pursuant to this Section 7.03, and, in order to obtain such payment, Parent commences an Action which results in a judgment against the Company for any payments set forth in this Section 7.03, the Company shall pay or cause to be paid to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) in connection with such Action, together with interest on such amount from the date such payment was required to be made through the date such payment was actually received at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(c) Subject in all respects to Parent’s injunction, specific performance and equitable relief rights and related rights set forth in Section 8.13 and the reimbursement obligations of the Company under Section 7.03(b), in the event the Company Termination Fee is paid to Parent pursuant to Section 7.03(a), payment of the Company Termination Fee shall be the sole and exclusive monetary damages remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, shareholders, managers, members or Affiliates (collectively, the “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise relating to or arising out of this Agreement or the Transactions, and upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, in each case, except in the case of Willful Breach or Fraud. For the avoidance of doubt, in no event shall the Company be subject to an aggregate amount for monetary damages (including payment of the Company Termination Fee) in excess of an aggregate amount equal to the Company Termination Fee, except in the case of Willful Breach or Fraud. While Parent may pursue both a grant of specific performance in accordance with Section 8.13 and payment of the Company Termination Fee under Section 7.03, under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance that results in the Closing and any monetary damages, including all or any portion of the Company Termination Fee.

(d) Notwithstanding anything in this Agreement to the contrary, the Company’s sole and exclusive remedies against Parent, Merger Sub and the Parent Related Parties in the event this Agreement is terminated or the Transactions are not consummated shall be limited to (i) the Reimbursement Obligations and the Indemnification Obligations, (ii) the obligations of Parent and Merger Sub under the Nondisclosure Agreement and (iii) either: (A) specific performance in accordance with Section 8.13 and enforcement of Parent’s and Sponsor’s respective obligations in accordance with the terms and conditions of this Agreement and the Equity Commitment Letter; or (B) monetary damages solely in the case of Willful Breach of this Agreement by Parent or Merger Sub or Fraud by Parent or Merger Sub. While the Company may pursue both a grant of specific performance in accordance with Section 8.13 and monetary damages solely in the case of Willful Breach of this Agreement by Parent or Merger Sub or Fraud by Parent or Merger Sub, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance that results in the Closing and any monetary damages. Other than the obligations of (i) Parent and the Sponsor under the Equity Commitment Letter and (ii) Parent and Merger Sub under this Agreement (including the Reimbursement Obligations and the Indemnification Obligations and in the case of Willful Breach of this Agreement by Parent or Merger Sub or Fraud by Parent or Merger Sub), no Parent Related Party shall have any liability or obligation (whether at law, in equity, in contract, in tort, or otherwise) to the Company or any Company Related Party for any loss, liability, damage, cost or expense relating to or arising out of this Agreement, the Transactions or any failure to consummate the Transactions.

(e) Each of the parties hereto acknowledges that (i) the Company Termination Fee does not constitute a penalty, but rather constitutes liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which such amount is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amounts would otherwise be impossible to calculate with precision, and (ii) without the agreements contained in this Section 7.03, Parent would not have entered into this Agreement.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.01. Non-Survival of Representations, Warranties and Agreements. Except in the case of Fraud, none of the representations, warranties, covenants and other agreements in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement shall survive the Effective Time. Notwithstanding the foregoing, this Section 8.01 shall not limit any covenant or agreement contained in this Agreement or in any document or instrument delivered pursuant to or in connection with this Agreement that by its terms applies in whole or in part after the Effective Time.

SECTION 8.02. Disclosure Letter. Inclusion of any information, item or matter in the Company Disclosure Letter shall not, in and of itself, constitute, or be deemed to be an admission by the Company or any of its Subsidiaries or any other Person, or to otherwise imply that any such information, item or matter (a) has had or would have, individually or in the aggregate, a Company Material Adverse Effect, or otherwise represents an exception or material fact, event or circumstance for the purposes of the Agreement, (b) did not arise in the ordinary course of business or (c) meets or exceeds a monetary or other threshold specified for disclosure in the Agreement. Inclusion of any information, item or matter in the Company Disclosure Letter shall not constitute, or be deemed to be, an admission by any Person to any other Person of any information, matter or item whatsoever (including any violation of applicable Law or Judgment (or that disclosure is required under applicable Law or Judgment) or breach of Contract), nor shall it establish, or be deemed to establish, a standard for materiality or a Company Material Adverse Effect. In such cases where a representation or warranty is qualified by a reference to materiality or a Company Material Adverse Effect, the disclosure of any information, item or matter in the Company Disclosure Letter shall not imply that any other undisclosed information, item or matter that has a greater value or could otherwise be deemed more significant (i) is or is reasonably likely to be material or (ii) has had a Company Material Adverse Effect. Disclosure of any information, item or matter set forth in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of the Agreement to which it corresponds in number and each other section or subsection of the Agreement to the extent that it is reasonably apparent on the face of such disclosure (notwithstanding the omission of any reference or cross-reference) that such information, item or matter is relevant to such other section or subsection.

SECTION 8.03. Acknowledgment by the Company. Except for the representations and warranties expressly made by Parent and Merger Sub in Article IV or in any certificate delivered by Parent pursuant to this Agreement, the Company (for itself and on behalf of its Representatives) acknowledges that neither Parent, Merger Sub nor any of their respective Subsidiaries, nor any other Person, (a) has made or is making, and the Company and its Representatives have not relied on and are not relying on, any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or their respective businesses, operations, properties, assets, liabilities or condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation or other information (in any form or through any medium) with respect to any one or more of the foregoing or any oral, written, video, electronic or other information developed by the Company or any of its Representatives or (b) will have or be subject to any liability or obligation to the Company or any of its Representatives resulting from the delivery, dissemination or any other distribution to the Company or any of its Representatives (in any form whatsoever and through any medium whatsoever), or the use by the Company or any of its Representatives, of any information, documents or other material developed by or provided or made available to the Company or any of its Representatives in anticipation or contemplation of any of the Transactions. The Company, on behalf of itself, its Subsidiaries and their respective Affiliates, expressly waives any claim relating to the foregoing matters.

SECTION 8.04. Acknowledgment by Parent and Merger Sub. Except for the representations and warranties expressly made by the Company in Article III or in any certificate delivered by the Company pursuant to this Agreement, Parent and Merger Sub (each for itself and on behalf of its Representatives) acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, (a) has made or is making, and each of Parent, Merger Sub and their respective Representatives have not relied on, are not relying on and will not rely on any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, properties, assets, liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company and its Subsidiaries, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing or any oral, written, video, electronic or other information developed by Parent, Merger Sub or any of their respective Representatives or (b) will have or be subject to any liability or obligation to Parent, Merger Sub or any of their respective Representatives resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Representatives (in any form whatsoever and through any medium whatsoever), or the use by Parent, Merger Sub or any of their respective Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business and strategic plans or other material developed by or provided or made available to Parent, Merger Sub or any of their respective Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions. Parent, on behalf of itself and on behalf of its Affiliates, expressly waives any claim relating to the foregoing matters.

SECTION 8.05. Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business and Strategic Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Representatives, the negotiations of this Agreement or the course of the Transactions, Parent, Merger Sub and their respective Representatives have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge (each for itself and on behalf of its Representatives) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub (each for itself and on behalf of its Representatives) are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business and strategic plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business and strategic plans), and that Parent, Merger Sub and their respective Representatives have not relied on, are not relying on and will not rely on such information and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants or agreements set forth herein.

SECTION 8.06. Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that following receipt of the Company Shareholder Approval, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the shareholders of the Company without such approval having first been obtained. Notwithstanding the foregoing, none of the DFS provisions (or any other provision of this Agreement the amendment or waiver of which has the effect of modifying such DFS Provisions) may be amended, modified, terminated or waived in a manner that is adverse to the Debt Financing Sources party to any debt commitment letter without the prior written consent of such Debt Financing Sources.

SECTION 8.07. Extension of Time, Waiver, etc. At any time prior to the Effective Time, either Parent or the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) waive compliance by the other party with any of the covenants or agreements contained herein applicable to such party or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing clauses (a) through (c)); provided, however, that following receipt of the Company Shareholder Approval, there shall be no waiver or extension of this Agreement that would require further approval of the shareholders of the Company without such approval having first been obtained. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

SECTION 8.08. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto (such consent not to be unreasonably withheld, delayed or conditioned); provided, that (a) Parent will have the right to assign all or any portion of its rights and obligations pursuant to this Agreement from and after the Effective Time to any of its Affiliates, (b) prior to the Effective Time, Merger Sub may, without the prior written consent of the Company, assign all or any portion of its rights under this Agreement to one or more of Parent’s direct or indirect wholly owned Subsidiaries, and (c) Parent or Merger Sub will have the right to transfer, pledge or assign this Agreement as security for any financing, including, without limitation, the Debt Financing. Notwithstanding the foregoing, no assignment by any party hereto shall (i) relieve such party of any of its obligations hereunder, (ii) affect the obligations of the parties to the Equity Commitment Letter, or (iii) impede or delay the consummation of the Transactions or otherwise materially impede the rights of the holders of shares of Company Common Stock, Company Equity-Based Awards or any awards or rights granted under the Company ESPP pursuant to this Agreement. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.08 shall be null and void.

SECTION 8.09. Counterparts. This Agreement may be executed in one or more counterparts (including by electronic signature, PDF or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.10. Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the exhibits, annexes, and schedules hereto, and the documents, instruments and other agreements relating to the Merger referred to herein, including the Company Disclosure Letter, together with the Nondisclosure Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties hereto and their respective successors and permitted assigns, or any of them, with respect to the subject matter hereof and thereof. This Agreement is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for: (a) if the Effective Time occurs, the right of the Company’s shareholders to receive the Merger Consideration as provided in Section 2.01; (b) if the Effective Time occurs, the right of the holders of Company Equity-Based Awards to receive such amounts as provided for in Article II; (c) if the Effective Time occurs, the rights of the Indemnitees set forth in Section 5.06; (d) the rights of the Parent Related Parties and the Company Related Parties set forth in Section

7.03(c); and (e) following the valid termination of this Agreement pursuant to Article VII, subject to Section 7.02 and the last sentence of this Section 8.10, the right of the Company, as sole and exclusive agent for and on behalf of the shareholders of the Company, which shareholders shall not be entitled to pursue such damages on their own behalf and who are third party beneficiaries hereunder solely to the extent necessary for this clause (e) to be enforceable, to pursue any damages based on loss of the economic benefit of the Transactions to the shareholders of the Company, including loss of any premium that such shareholders would have been entitled to receive under this Agreement if the Transactions were consummated, in the case of clauses (a) through (e), which are intended for the benefit of, and shall be enforceable by, the Persons referred to in clauses (a) through (e) above. Notwithstanding the foregoing, the Debt Financing Sources party to any debt commitment letter are expressly intended as third party beneficiaries of, and shall have the right to enforce, the last sentence of Section 8.06, Section 8.12(c), Section 8.12(d), Section 8.14 and this Section 8.10 (solely as it relates to the Debt Financing Sources) (collectively, the “DFS Provisions”). Notwithstanding anything herein to the contrary, the Company shall, in its sole and absolute discretion and as the sole and exclusive agent for and on behalf of the shareholders of the Company, have the sole and exclusive authority to take action on behalf of the shareholders of the Company to enforce the rights of such shareholders under this Agreement, including the rights granted pursuant to clause (e) of this Section 8.10 and the provisions of Section 7.02 with respect to the recovery of damages based on the losses suffered by the shareholders of the Company (including the loss of the economic benefit of the Transactions to the shareholders of the Company); provided that the Company shall (i) be entitled to retain the amount of any payment received in connection with the enforcement by the Company of such rights and (ii) not be liable to the shareholders of the Company for any action taken, suffered or omitted to be taken by it in good faith except to the extent that the Company’s gross negligence or willful misconduct was the cause of any direct loss to the shareholders of the Company.

SECTION 8.11. No Recourse.

(a) This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Parent Related Parties (which shall not, for purposes of this Section 8.11, include Parent or Merger Sub, or the Sponsor solely with respect to, and solely to the extent set forth in, the Equity Commitment Letter) shall have any liability for any obligations or liabilities of the parties to this Agreement (whether for indemnification or otherwise) or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith. It is further understood that any certificate or certification contemplated by this Agreement and executed by an officer of a party will be deemed to have been delivered only in such officer’s capacity as an officer of such party (and not in his or her individual capacity) and will not entitle any party to assert a claim against such officer in his or her individual capacity; provided, that nothing in this Section 8.11 shall prevent the Company from enforcing (i) this Agreement against Parent or Merger Sub in accordance with its terms, (ii) the Equity Commitment Letter against Parent and the Sponsor in accordance with its terms, or (iii) the Nondisclosure Agreement against the parties thereto in accordance with its terms.

(b) The Company (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) covenants and agrees that it shall not institute, and shall cause its Representatives and Affiliates not to bring, make or institute any action, claim, proceeding (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise, at Law or in equity) arising under or in connection with this Agreement or other agreement executed or delivered in connection herewith or any of the Transactions or the transactions contemplated thereby against any of the Parent Related Parties and that none of the Parent Related Parties shall have any liability or obligations (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise) to the Company, the Company’s Subsidiaries, any of their respective Representatives or Affiliates (or any Person claiming by, through or on behalf of the Company or its Affiliates) or any of their respective successors, heirs or representatives thereof arising out of or relating to this Agreement or other agreement executed or delivered in connection herewith or any of the Transactions or the transactions contemplated thereby, other than, in each case, Parent and Merger Sub to the extent provided herein and Parent and the Sponsor to the extent set forth in the Equity Commitment Letter. Without limiting the generality of the foregoing, to the maximum extent permitted or otherwise conceivable under applicable Law (and subject only to the specific contractual provisions of this Agreement or agreement executed or delivered in connection herewith), the Company (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) hereby waives, releases and disclaims any and all rights in respect of any such actions, claims, proceedings, obligations and liabilities.

SECTION 8.12. Governing Law; Jurisdiction.

(a) This Agreement and its enforcement and any controversy or Actions arising out of or relating to this Agreement or the Transactions (including, for the avoidance of doubt, any controversy or Action asserting claims for damages based on loss of the economic benefit of the Transactions to the shareholders of the Company), shall be governed by, and construed in accordance with, the internal Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles; provided, that all matters pertaining to (i) the nature and legal effects of the Merger as set forth in Article I and Article II and the statutory standard of conduct applicable to the Board of Directors of the Company and (ii) the internal corporate governance of the Company and Merger Sub, including the interpretation of the fiduciary duties of the Board of Directors of the Company, in the case of clauses (i) and (ii), shall be governed by the Laws of the State of Florida.

(b) All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware). The parties hereto hereby irrevocably (i) submit to the sole and exclusive jurisdiction and venue of such courts in any such Action, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court, and (iv) agree to not bring any Action arising out of or relating to this Agreement or the Transactions in any forum other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware), except for Actions brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 8.12(b) shall not constitute general consents to service of process in the State of

Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement or the Transactions shall be effective if notice is given in accordance with Section 8.15; provided, however, that nothing herein shall affect the right of any party hereto to serve legal process in any other manner permitted by applicable Law. The parties hereto agree that a final judgment issued by the above named courts in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c) Notwithstanding anything herein to the contrary, the parties agree that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving any Debt Financing Source or any of their Representatives that is in any way related to this Agreement or any of the Transactions related hereto, including but not limited to any dispute arising out of or relating in any way to any debt financing in connection with the Transactions contemplated hereby or any document relating to such debt financing shall be governed by, and construed in accordance with, the laws of the state of New York. Each party hereto further agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources or any of their Representatives in any way relating to this Agreement, including any dispute arising out of any debt commitment letter or the performance thereof, in any forum other than the supreme court of the state of New York, county of New York, or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and of the appropriate appellate courts therefrom). The parties hereto agree that process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

(d) For the avoidance of doubt, none of the Debt Financing Sources or any of their Representatives shall have any liability to Merger Sub or the Company (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) for any claims, causes of action, obligations or any related losses, costs or expenses arising under, out of, in connection with or related in any manner to this Agreement or any of the Transactions contemplated by this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided, that, notwithstanding the foregoing, nothing herein shall affect the rights of Parent or Merger Sub against the Debt Financing Sources and their respective Representatives with respect to any Debt Financing, any definitive documentation relating to the Debt Financing or any of the transactions contemplated thereby or any services thereunder).

SECTION 8.13. Specific Enforcement. The parties hereto acknowledge and agree that irreparable damage for which monetary relief (including any fees payable pursuant to Section 7.03), even if available, would not be an adequate remedy would occur in the event that any provision of this Agreement is not performed, in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement and the Transactions. The parties hereto acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 8.12(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, at Law or in equity, (b) the provisions set forth in Section 7.03 shall not be construed to diminish or otherwise impair in any respect any party’s right to an injunction, specific enforcement and other equitable relief and (c) the right of specific enforcement is an integral part of the Transactions and without that right neither the Company nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.13 shall not be required to provide any bond or other security in connection with any such order or injunction.

SECTION 8.14. WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION WITH RESPECT TO OR DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.14.

SECTION 8.15. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Parent or Merger Sub, to it at:

c/o Safe Harbor Marinas, LLC

14785 Preston Rd, 9th Floor

Dallas, TX 75254

Attention:  Legal

Email:    [***]

and

c/o Blackstone Infrastructure Partners L.P.

345 Park Avenue

New York, NY 10154

Attention:   Heidi Boyd; Max Wade

Email:     [***];

  [***];

  [***]

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:  Anthony F. Vernace

      Michael Chao

      Malik Ladhani

Email:    [***];

 [***];

 [***]

If to the Company, to it at:

MarineMax, Inc.

501 Brooker Creek Boulevard

Oldsmar, Florida 34677

Attention:  Manny Alvare

Email:    [***]

with copies (which shall not constitute notice) to:

Sidley Austin LLP

787 7th Avenue

New York, NY 10019

Attention:  David A. Grubman

      Adam Cromie

Email:    [***]

 [***]

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. New York City time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

If the Company or any Subsidiary of the Company desires to take any action prohibited by Section 5.01(a) or Section 5.01(b), a representative of the Company may request consent to take such action by sending an email to the representatives of Parent set forth on Section 8.15 of the Company Disclosure Letter (the “Parent Representatives”), and approval by any Parent Representative via email will be deemed “written consent of Parent” for purposes of Section 5.01(a) or Section 5.01(b), as applicable, and to be proper notice under this Section 8.15.

SECTION 8.16. Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

SECTION 8.17. Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Acceptable Confidentiality Agreement” means (a) any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Nondisclosure Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions or otherwise restrict the making of or amendment or modification to Takeover Proposals, or (b) any confidentiality agreement entered into prior to the date of this Agreement, it being understood that the Company, in its sole discretion, shall be entitled to waive or release any preexisting explicit or implicit standstill provisions or similar agreements with any Person or group of Persons, in each case, together with any associated “clean team agreement” or other similar agreement.

“Adverse Recommendation Change” means any of (a) failure to include the Company Board Recommendation in the Proxy Statement, (b)(i) withholding or withdrawal (or amendment, qualification or modification in a manner adverse to Parent or Merger Sub) of or (ii) public proposal to withhold or withdraw (or amend, qualify or modify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation or (c)(i) approval or adoption of, (ii) recommendation or endorsement of the approval or adoption of or (iii) public proposal to recommend, endorse, approve or adopt, or otherwise declare advisable, any Takeover Proposal; (d) if requested by Parent in writing within five Business Days after the public disclosure of a Takeover Proposal (which request may be made no more than once with respect to any Takeover Proposal and once with respect to any material amendment or modification thereto), failure to publicly reaffirm the Company Board Recommendation with respect to such Takeover Proposal by the date that is the earlier of (i) ten Business Days after the public disclosure of such Takeover Proposal and (ii) the later of (A) the date that is five Business Days before the date on which the Company Shareholders’ Meeting is scheduled to be held and (B) the date that is one Business Day after Parent’s written request); provided, that this clause (d) shall not apply to any Takeover Proposal referred to in clause (e), (e) if requested by Parent in writing within ten Business Days after the public disclosure of a Takeover Proposal that is a tender offer or exchange offer, fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 under the Exchange Act with respect to such Takeover Proposal, against such Takeover Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act by the date that is the earlier of (i) ten Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer and (ii) the later of (A) the date that is five Business Days before the date on which the Company Shareholders’ Meeting is scheduled to be held and (B) the date that is one Business Day after Parent’s written requests, or (f) resolve, agree or publicly propose to do any of the foregoing; provided, however, that none of the following actions of the Company or the Board of Directors of the Company or any duly authorized committee thereof shall be, or shall be deemed to be, an Adverse Recommendation Change: (x) a customary “stop, look and listen” communication, (y) a disclosure that (i) the Board of Directors of the Company or any duly authorized committee thereof has determined that a Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, (ii) the Board of Directors of the Company or any duly authorized committee thereof intends to make an Adverse Recommendation Change in accordance with the terms of this Agreement, or (iii) the Company intends to terminate this Agreement to enter into a Company Acquisition Agreement pursuant to Section 7.01(d)(ii), including, in the case of this clause (y), any material facts and circumstances relating thereto, and (z) making an Adverse Recommendation Change or terminating this Agreement to enter into a Company Acquisition Agreement, in the case of this clause (z), pursuant to Section 7.01(d)(ii).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means a day except a Saturday, a Sunday or other day on which the banking institutions in the City of New York, New York or in the county of Pinellas, Florida are authorized or required by Law or executive order to be closed.

“Business Intellectual Property” means all Intellectual Property owned, purported to be owned, controlled, used or held for use by the Company.

“Catastrophic Events” has the meaning set forth in the definition of Company Material Adverse Effect.

“Code” means the Internal Revenue Code of 1986.

“Commonly Controlled Entity” means any Person or entity that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Company Budget” means the operating and capital expenditure budget of the Company and its Subsidiaries with respect to fiscal year 2026.

“Company Charter Documents” means the Company Articles of Incorporation and the Company Bylaws, each as in effect on the date hereof.

“Company Credit Agreement” means the Amended and Restated Credit Agreement, dated as of June 29, 2026, by and among the Company, each Subsidiary of the Company from time to time party thereto, each lender from time to time party thereto, Manufacturers and Traders Trust Company, as administrative agent, swingline lender and issuing bank, and Wells Fargo Commercial Distribution Finance, LLC, as floor plan agent.

“Company Credit Facilities” means the credit facilities and other extensions of credit made available to the Company and its Subsidiaries under (a) the Company Credit Agreement, including (i) any floor plan facility and floor plan loans, (ii) any revolving loan facility (including any swingline facility), (iii) any letter of credit facility or subfacility and (iv) any term loan or delayed draw term loan facility, in each case, together with all renewals, extensions, replacements, refinancings, increases and amendments thereof, (b) the Hancock Whitney Loan Agreement and all other Loan Documents (as defined therein) and other definitive documentation related thereto, together with all renewals, extensions, replacements, refinancings, modifications and amendments thereof, (c) the Seacoast Loan Agreement and all other Loan Documents (as defined therein) and other definitive documentation related thereto, together with all renewals, extensions, replacements, refinancings, modifications and amendments thereof, and (d) the Flagship Bank Loan Agreement and all other Loan Documents (as defined therein) and other definitive documentation related thereto, together with all renewals, extensions, replacements, refinancings, modifications and amendments thereof.

“Company Equity Plan” means each of the Company’s (a) 2021 Stock-Based Compensation Plan, and (b) 2011 Stock-Based Compensation Plan, in each case, as may be amended from time to time.

“Company Equity-Based Award” means an award of Company Options, Company RSUs, or Company PSUs, excluding any awards or rights granted under the Company ESPP.

“Company ESPP” means the Company’s Amended 2008 Employee Stock Purchase Plan, as may be amended from time to time.

“Company Fundamental Representations” means, collectively, the representations and warranties contained in Section 3.01(a) (Organization; Standing) (other than the second sentence thereof), Section 3.03(a), (b) and (c) (Authority; Noncontravention) and Section 3.22 (Brokers and Other Advisors).

“Company IT Assets” means the IT Assets owned, leased or otherwise controlled by the Company or any of its Subsidiaries as of the date hereof and used in the operation of any businesses of the Company or any of its Subsidiaries.

“Company Lease” means any lease, sublease, ground lease, submerged land lease, license, Concession Agreement, occupancy agreement or other Contract (including any amendments, guaranties or other agreements related thereto) pursuant to which the Company or any of its Subsidiaries leases, subleases, licenses or occupies any Leased Real Property.

“Company Material Adverse Effect” means any effect, change, event, development or occurrence (each, an “Effect”) that (x) has, or would be reasonably expected to have, a material adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole or (y) would, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Company to consummate the Transactions; provided, however, that in the case of clause (x) only, none of the following, and no effect, change, event, development or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any effect, change, event or occurrence (A) generally affecting the industries and markets in which the Company and its Subsidiaries operate or the economy, credit or financial or capital markets, in the U.S. or elsewhere in the world, including changes in interest or exchange rates, monetary policy, inflation, tariffs, sanctions, trade policies or full or partial government shutdowns, or (B) to the extent arising out of, resulting from or attributable to (1) changes in Law or in GAAP or in accounting standards after the date hereof, or any changes in the interpretation or enforcement of any of the foregoing or any changes in general legal, regulatory, political, legislative or social conditions, including due to the issuance of any executive orders by the President of the United States, (2) the negotiation, execution, announcement or performance of this Agreement or the pendency or consummation of the Transactions, (3) acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), military activity, sabotage, civil disobedience, cyberterrorism or terrorism in each case under this clause (3), in the United States, Venezuela, Colombia, Cuba, Mexico, Nicaragua, Israel, Ukraine, Hamas, Hezbollah, the Houthis, Iran or its proxies, the Strait of Hormuz, the Red Sea and any related fighting and disruptions to global trade and maritime activity as a result, Saudi Arabia, the United Arab Emirates, Bahrain, Kuwait, Qatar, Oman, Iraq, Kurdistan, Azerbaijan, Cyprus, Yemen, China, Taiwan, or Russia, including any escalation or worsening of such disputes, or the declaration by any country or jurisdiction of a national emergency or war, (4) earthquakes, fires, floods, hurricanes, tornadoes, typhoons, tsunamis, waterspouts, rogue waves, maelstroms or other natural disasters, weather-related events, casualty events, force majeure events or other comparable events (clause (4), the “Catastrophic Events”), (5) any action taken by the Company or its Subsidiaries that is required by this Agreement or with Parent’s written consent or at Parent’s written request, (6) any change in the Company’s credit ratings, (7) any decline in the market price, or change in trading volume, of the shares of the Company, (8) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow, cash position or other financial metric (it being understood that the exceptions in clauses (6), (7) and (8) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (A) and clauses (B)(1) through (8)) is a Company Material Adverse Effect), or (9) any epidemic, pandemic or disease outbreak; provided, further, however, that any effect, change, event or occurrence referred to in clause (A) or clauses (B)(1), (3), (4) or (9) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such effect, change, event or occurrence has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in the same regions in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect).

“Company Option” means any option to purchase shares of Company Common Stock granted under a Company Equity Plan.

“Company Plan” means each compensation or benefit plan, program, policy, agreement or other arrangement covering current or former directors, employees or individual consultants of the Company or any of its Subsidiaries, including each that is (a) an employee welfare plan within the meaning of Section 3(1) of ERISA (whether or not subject to ERISA), (b) an employee pension benefit plan within the meaning of Section 3(2) of ERISA, other than any plan that is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (c) an equity or equity-based agreement, program or plan, (d) an individual employment, consulting, change-in-control, severance, retention or other similar agreement or (e) a bonus, incentive, deferred compensation, profit sharing, retirement, post-retirement, vacation, severance or termination pay, benefit or fringe benefit plan, program, policy, agreement or other arrangement, in each case, that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or which the Company or any of its Subsidiaries is obligated to sponsor, maintain or contribute to, or for which the Company or any of its Subsidiaries have any liability (contingent or otherwise), other than any plan, program, policy, agreement or arrangement mandated by applicable Law.

“Company PSU” means any award of restricted stock units that was granted subject to performance-based vesting conditions and granted under a Company Equity Plan.

“Company RSU” means any award of restricted stock units granted under a Company Equity Plan (other than Company PSUs).

“Concession Agreements” means any lease, concession title, occupancy agreement, or other agreement with a Governmental Authority or an instrumentality thereof, providing the Company or any of its Subsidiaries with the right to occupy, use and/or operate any real property as a marina or ancillary use.

“Contract” means any legally binding loan or credit agreement, indenture, debenture, note, bond, mortgage, deed of trust, lease, sublease, license, contract, subcontract or other agreement.

“Copyright” has the meaning set forth in the definition of Intellectual Property.

“Debt Financing Sources” means each party that has a commitment to provide or arrange or otherwise entered into agreements in connection with the Debt Financing and the parties to any joinder agreements or any definitive documentation entered pursuant thereto or relating thereto, together with their respective Affiliates and their and their respective Affiliates’ former, current and future officers, directors, employees, agents and representatives and their respective successors and assigns.

“Domain Name” has the meaning set forth in the definition of Intellectual Property.

“Equity Interests” means, as applicable, shares of capital stock, partnership interests, membership interests, equity interests or any similar term under applicable Law, including nominee, qualifying and similar shares, and any options, warrants, calls, subscriptions, convertible or exchangeable securities, or other rights, agreements, arrangements or commitments of any character obligating any Person to issue, transfer, sell, or otherwise dispose of, or to redeem, purchase or otherwise acquire, any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as may be amended and the rules and regulations promulgated thereunder.

“Flagship Bank Loan Agreement” means that certain Loan Agreement, dated August 12, 2020, by and among MarineMax East, Inc., as borrower, MarineMax, Inc., as guarantor, and Flagship Bank, as lender, as amended, restated, amended and restated, supplemented or otherwise modified prior to the Effective Time.

“Foreign Direct Investment Laws” means any federal, state, foreign or transnational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to screen, prohibit, restrict, or regulate investments on cultural, public order or safety, privacy or national or economic security grounds.

“Fraud” means the intentional and actual common law fraud under the Laws of Delaware of any party to this Agreement in connection with the representations and warranties set forth in Article III or Article IV or in any certificate delivered by such party pursuant to this Agreement.

“GAAP” means generally accepted accounting principles in the U.S., consistently applied.

“Governmental Authority” means any government, court, regulatory or administrative agency, commission or authority or other legislative, executive or judicial governmental or quasi-governmental entity (in each case including any self-regulatory organization and applicable stock exchange or any department, agency, commission, board, bureau, instrumentality, court, arbitrator or other tribunal of any of the foregoing), whether federal, state or local, municipal, domestic, foreign or multinational.

“Hancock Whitney Loan Agreement” means that certain Loan Agreement, dated November 13, 2020, by and among Hancock Whitney Bank, as the bank, MarineMax East, Inc. and Gulfport Marina, LLC, individually and collectively, as borrower, and MarineMax, Inc., as guarantor (as amended by that certain First Amendment to Loan Agreement, dated May 16, 2023, and as further amended, restated, amended and restated, supplemented or otherwise modified prior to the Effective Time).

“Hazardous Material” means any petroleum, asbestos, per- or polyfluoroalkyl substance, polychlorinated biphenyl or any other hazardous or toxic material, substance or waste.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means all of the following, in each case in any jurisdiction throughout the world, any and all worldwide industrial, proprietary, and intellectual property rights (including all common law and statutory rights, registrations and applications therefor, and renewals, extensions, and restorations thereof, as applicable), of every kind and nature, whether existing now or in the future, including all rights and interests pertaining to or deriving from: (a) any patent or patent application (“Patent”); (b) any trademark, service mark, trade dress or other indicia of source or origin, together with the goodwill associated with any of the foregoing, and any application, registration or renewal thereof (“Trademark”); (c) any copyright, copyright application or registration thereof (“Copyright”); (d) any internet domain name and social and mobile media identifiers (“Domain Name”); and (e) any data or information, including any know-how, formula, pattern, compilation, program, device, method, technique or process, that is not commonly known by or readily available to the public, including any compilation or combination of data or information that is not commonly known by or readily available to the public, even if the elements or components of such compilation or combination are commonly known by or readily available to the public, and that (i) derives economic value from being kept confidential or (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy (“Trade Secret”).

“Insurance Subsidiary” means Newcoast Insurance LLC, a Florida limited liability company.

“International Trade Laws” means any applicable Sanctions and any applicable U.S., EU, and UK import or export control Laws.

“Intervening Event” means any event, occurrence, change, effect, condition, development or state of facts or circumstances (other than related to a Takeover Proposal or Superior Proposal, or any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal or Superior Proposal) that (i) materially improves the business, assets, operations or prospects of the Company and its Subsidiaries, (ii) was neither known to, nor reasonably foreseeable by, the Board of Directors of the Company or any duly authorized committee thereof as of the date of this Agreement, or, if known, the consequences of which were not known or reasonably foreseeable to the Board of Directors of the Company or any duly authorized committee thereof as of the date of this Agreement; provided, however, that (a) the mere fact, in and of itself, that the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof and (b) changes, in and of themselves, after the date hereof in the market price of the Company Common Stock or the trading volume thereof shall be considered known and reasonably foreseeable occurrences, in the case of clause (a) and clause (b), it being understood that the underlying causes of or contributors to such fact or such changes in price or trading volume that are not otherwise excluded from the definition of Intervening Event may be taken into account.

“IRS” means the Internal Revenue Service.

“IT Assets” means computer and other information technology systems, including hardware, Software, Systems, databases, code, servers, networks, websites, applications, circuits, routers and documentation, reference and resource materials relating thereto.

“Knowledge” means (a) with respect to the Company, the actual knowledge, following reasonable inquiry of such individual’s direct reports within the Company of the individuals listed on Section 8.17(a) of the Company Disclosure Letter and (b) with respect to Parent or Merger Sub, the actual knowledge of the directors and officers of Parent or Merger Sub, following reasonable inquiry of such individual’s direct reports within Parent or Merger Sub, as applicable.

“Leased Real Property” means the real property that is leased (including pursuant to a Concession Agreement, submerged land lease or ground lease), subleased or licensed by the Company or any of its Subsidiaries from any third party (in each case whether as tenant, subtenant or licensee).

“Lien” means any pledge, lien, license, mortgage, charge, encumbrance, easement, deed of trust, claim, lease, option, preemptive right, right of first refusal, subscription right, servitude, proxy, voting trust or agreement, transfer restriction under any shareholder or similar agreement, or security interest of any kind or nature.

“Lookback Date” means January 1, 2024.

“Off-the-Shelf Software” means commercially available off-the-shelf Software that has not been modified or customized for the Company or its Subsidiaries and is non-exclusively licensed or made available to the Company or its Subsidiaries on standard, non-negotiated terms and conditions that are widely available without aggregate fees of more than $50,000 due in any calendar year.

“Owned Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Owned Real Property” means the real property owned in fee simple by the Company or any of its Subsidiaries.

“Parent Fundamental Representations” means, collectively, the representations and warranties contained in the first and final sentences of Section 4.01 (Organization; Standing), Section 4.02(a) (Authority; Noncontravention) (other than the final sentence of Section 4.02(a)), and Section 4.08 (Brokers and Other Advisors).

“Parent Material Adverse Effect” means any effect, change, event, development or occurrence that prevents or materially impairs or materially delays, or would reasonably be expected to prevent, materially impede or materially delay, the ability of Parent or Merger Sub to consummate the Transactions.

“Parent Related Parties” means Parent, Merger Sub, and the Sponsor, and the former, current and future directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other authorized representatives, direct or indirect general or limited partners, stockholders, equityholders, members, Affiliates, successors, beneficiaries, heirs and assignees of each of Parent, Merger Sub and the Sponsor and any of the foregoing’s respective former, current and future directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other authorized representatives, direct or indirect general or limited partners, stockholders, equityholders, members, Affiliates, successors, beneficiaries, heirs and assignees.

“Patent” has the meaning set forth in the definition of Intellectual Property.

“Permits” means any license, franchise, permit, certificate, clearance, order, consent, approval or authorization from any Governmental Authority.

“Permitted Liens” means (a) statutory Liens for Taxes not yet due and payable or the amount or validity of which are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ Liens and similar statutory Liens granted or which arise in the ordinary course of business and that are not yet due and payable or the amount or validity of which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (c) Liens securing payment, or any obligation, with respect to outstanding Indebtedness disclosed, reflected or reserved against in the consolidated balance sheet (or the notes thereto) of the Company as of June 30, 2026 or explicitly permitted pursuant to this Agreement, (d) pledges or deposits under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good-faith deposits in connection with bids, tenders, Contracts (other than for indemnification or the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (e) the Tenant Leases and licenses granted to third parties in the ordinary course of business and in accordance with this Agreement, (f) Liens discharged at or prior to the Closing, (g) Liens set forth on Section 8.17(b) of the Company Disclosure Letter, (h) terms, conditions and restrictions under the Company Leases, including statutory Liens of landlords, affecting the fee interest of any Leased Real Property, none of which materially interferes with the present use of such Leased Real Property, (i) Liens that have been placed by any developer, landlord or other third party on Leased Real Property or property over which the Company or any of its Subsidiaries have easement rights and subordination or similar agreements relating thereto, (j) easements, covenants, conditions, restrictions, charges, claims, minor encroachments, defects, rights of way, zoning ordinances, building codes, land use Laws, rights reserved to or vested in any Governmental Authority to control or regulate any property of the Company or any of its Subsidiaries, other similar restrictions of record, regulations and other similar Liens (excluding any monetary Liens) for which title insurance coverage has been obtained pursuant to a title insurance policy issued to the Company or the applicable Subsidiary prior to the date hereof and that do not materially interfere with the use of the Real Property for its current uses, and (k) such other Liens arising in the ordinary course of business consistent with past practice that are not incurred in connection with the borrowing of money and do not materially detract from the value or ownership of or materially impair the existing use of the asset, Real Property or other property affected by such Lien or by the Company and the Subsidiaries.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personal Information” means all information that (i) alone or in combination with other information, identifies or can reasonably be used to identify an individual, device or household or (ii) constitutes “personal information”, “personally identifiable information”, “nonpublic personal information” or “personal data” or any other similar terms as defined by applicable Privacy and Data Security Requirements.

“Post-Closing Transaction” means any transaction or a series of related transactions (other than the Transactions) pursuant to which Parent or any of its Affiliates would, or would cause the Company or any of its Subsidiaries to, directly or indirectly, sell, divest, transfer or otherwise dispose of any business, assets, properties, product lines, programs, projects or equity interests of the Company or any of its Subsidiaries, in each case, following the Closing to a Person other than Parent, the Company or any of their Affiliates.

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII.

“Privacy and Data Security Requirements” means all applicable (a) Privacy Laws and (b) obligations under Contracts to which the Company or any of its Subsidiaries is a party or is otherwise bound that impose obligations on the Company or any of its Subsidiaries relating to Personal Information, privacy, information security, and/or marketing.

“Privacy Laws” means all applicable Laws, industry requirements, and self-regulatory frameworks or organizations regarding the privacy, confidentiality, integrity, availability, collection, Processing, protection and/or security of Personal Information.

“Processing” means any operation or set of operations which is performed on information or on sets of information, whether or not by automatic means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Proprietary Software” means any Software owned or purported to be owned by the Company or any of its Subsidiaries.

“Real Property” means collectively, all of the Owned Real Property and Leased Real Property.

“Registered Intellectual Property” means all United States and foreign Intellectual Property registrations or applications, including (a) Patents and applications therefor, (b) Trademark registrations and applications therefor, (c) Copyright registrations and applications therefor and (d) Domain Names, in each case to the extent included in the Owned Company Intellectual Property.

“Related Person” has the meaning set forth in Article IX of the Company Articles of Incorporation.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Affiliates and other representatives.

“Riparian Agreements” means with respect to any Leased Real Property, all riparian rights, submerged land leases, licenses and other water-dependent use rights necessary for the current operation of such Real Property.

“Sanctions” means any applicable, economic or financial sanctions Laws administered, enacted or enforced from time to time by (a) the U.S. government (including the Department of the Treasury’s Office of Foreign Assets Control or the United States Department of State), the United Kingdom, the European Union (or any European Union Member State), the United Nations Security Council or (b) any other applicable Governmental Authority.

“Sanctioned Country” means, at any time, a country, region, or territory which is itself the subject or target of any comprehensive or territory-wide Sanctions (at the time of this Agreement, the Crimea, so-called Donetsk People’s Republic, Kherson, so-called Luhansk People’s Republic, and Zaporizhzhia regions of Ukraine, Cuba, Iran, and North Korea).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, the United Nations Security Council, the European Union, any EU Member State, His Majesty’s Treasury of the United Kingdom or any other applicable Governmental Authority; (b) any Person located, organized or resident in a Sanctioned Country; (c) any Person owned 50% or more or controlled by any such Person or Persons described in the foregoing clauses (a) or (b); or (d) any Person otherwise the target of any Sanctions.

“Seacoast Loan Agreement” means that certain Term Loan Agreement, dated October 1, 2020, by and among MarineMax East, Inc., as borrower, MarineMax, Inc., as guarantor, and Seacoast National Bank, as lender (as amended by that certain First Amendment to Loan Documents, dated July 31, 2023, as further amended by that certain Second Amendment to Term Loan Agreement, dated August 29, 2025, and as further amended, restated, amended and restated, supplemented or otherwise modified prior to the Effective Time).

“Software” means any and all computer programs (whether in source code, object code, human readable form or other form), algorithms, user interfaces, firmware, development tools, templates and menus, and all documentation, including user manuals and training materials, related to any of the foregoing.

“Subsidiary”, when used with respect to any Person, means (a) any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person or (b) of which such Person or one of its Subsidiaries is a general partner or managing member.

“Superior Proposal” means any bona fide written Takeover Proposal made after the date hereof that the Board of Directors of the Company or any duly authorized committee thereof has determined in its good faith judgment, after consultation with its financial advisor and outside legal counsel, (a) would be more favorable to the Company’s shareholders than the Transactions from a financial point of view (taking into account any changes to the terms of this Agreement offered by Parent in response to such Takeover Proposal in accordance with Section 5.02) and (b) would reasonably be expected to be completed taking into account all legal, regulatory, financial, financing and other aspects of such proposal and of this Agreement considered relevant by the Board of Directors of the Company or any duly authorized committee thereof; provided, however, that for purposes of the definition of “Superior Proposal”, the references to “twenty percent (20%)” in the definition of Takeover Proposal shall be deemed to be references to “sixty percent (60%)”.

“Systems” means Software, firmware, hardware, computers, peripherals, networks, interfaces, platforms and related systems, databases, websites, and equipment, owned or leased by the Company or any of its Subsidiaries to process, store, maintain and operate data, information and functions that are used in connection with the business of the Company or any of its Subsidiaries as conducted as of the date hereof.

“Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (a) purchase or other acquisition of twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any duly authorized committee thereof), including through the purchase or acquisition of one or more Subsidiaries of the Company owning such assets, (b) purchase or acquisition of securities representing twenty percent (20%) or more of the voting power of the then outstanding Company Common Stock, (c) tender offer or exchange offer that if consummated would result in any Person or group beneficially owning securities representing twenty percent (20%) or more of the voting power of the then outstanding Company Common Stock, (d) merger, consolidation, share exchange, business combination, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which such Person or group (or the shareholders of any Person) would acquire, directly or indirectly, twenty percent (20%) or more of the consolidated assets of the Company and its Subsidiaries (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company or any duly authorized committee thereof) or securities representing twenty percent (20%) or more of the aggregate voting power of the Company’s then outstanding securities or of the surviving entity in a merger, consolidation, share exchange or other business combination involving the Company or the resulting direct or indirect parent of the Company or such surviving entity, (e) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization, take private transaction or other similar transaction) of twenty percent (20%) or more of the total voting power of the outstanding Company Common Stock or (f) any combination of the foregoing; provided, however, that this Agreement and the Transactions shall not be deemed a Takeover Proposal.

“Tax Returns” means any reports, returns, information returns, filings, claims for refund or other information filed or required to be filed with a Governmental Authority in connection with Taxes, including any schedules or attachments thereto, and any amendments to any of the foregoing.

“Taxes” means all United States federal, state, local, or foreign taxes, charges, fees, levies or other similar assessments imposed by a Governmental Authority, including any income, gross receipts, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, escheat, abandoned unclaimed property, or personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, or other taxes, imposts, levies, withholdings or other like assessments or charges, in each case in the nature of (or similar to) a tax whatsoever, imposed by a Governmental Authority, together with all interest, penalties and additions imposed with respect to such amounts.

“Trade Secret” has the meaning set forth in the definition of Intellectual Property.

“Trademark” has the meaning set forth in the definition of Intellectual Property.

“Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger.

“Treasury Regulations” means the regulations promulgated under the Code.

“Ultimate Parent” means Poseidon Holdco I, LP, a Delaware limited partnership.

“Willful Breach” means a material breach of this Agreement that is the consequence of an intentional act or intentional omission by a party with the actual knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause or constitute such material breach.

The following terms are defined in the Section of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.17	Section
Action	3.07
Agreement	Preamble
Announcement	5.04
Anti-Corruption Laws	3.08(c)
Anti-Money Laundering Laws	3.08(d)
Articles of Merger	1.03
Balance Sheet Date	3.05(c)
Bankruptcy and Equity Exception	3.03(a)
Blackstone	5.03(b)
Book-Entry Share	2.01(c)
Capitalization Date	3.02(a)
Closing	1.02
Closing Date	1.02
Company	Preamble
Company 401(k) Plans	5.07(g)
Company Acquisition Agreement	5.02(a)
Company Articles of Incorporation	1.05(a)
Company Board Recommendation	Recitals
Company Bylaws	1.05(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Filed SEC Documents	Article III

Terms Not Defined in this Section 8.17	Section
Company Preferred Shares	3.02(a)
Company Related Parties	7.03(c)
Company SEC Documents	3.05(a)
Company Securities	3.02(b)
Company Shareholder Approval	3.03(c)
Company Shareholders’ Meeting	5.12(b)
Company Termination Fee	7.03(a)
Company Top OEM	3.17(a)
Company Top Supplier	3.17(a)
Comparability Period	5.07(a)
Continuing Employee	5.07(a)
Debt Financing	5.15(a)
Debt Financing Documents	5.15(a)(ii)
DFS Provisions	8.10
DOJ	5.03(f)
DTC	2.02(b)(iii)
Effective Time	1.03
Election Notice	5.07(g)
Environmental Laws	3.12
Equity Commitment Letter	Recitals
Equity Financing	4.05(a)
Exchange Act	3.04
Exchange Fund	2.02(a)
Excluded Shares	2.01(b)
Existing Offering Period	2.03(d)
FBCA	Recitals
FTC	5.03(f)
Indebtedness	5.01(b)(v)
Indemnification Obligations	5.15(d)
Indemnitee	5.06(a)
IP Contracts	3.13(f)
Judgment	3.07
Laws	3.08(a)
Material Contract	3.16(a)
Material Tenant Leases	3.15(d)
Materiality Scrape	8.22
Merger	Recitals
Merger Consideration	2.01(c)
Merger Sub	Preamble
Nondisclosure Agreement	5.05
NYSE	3.04
Other Required Company Filing	5.12(a)
Outside Date	7.01(b)(i)
Parent	Preamble
Parent 401(k) Plan	5.07(g)
Parent Representatives	8.15
Paying Agent	2.02(a)
Payoff Letter	5.14

Terms Not Defined in this Section 8.17	Section
Personnel	3.11(c)
Proxy Statement	3.04
Regulatory Approvals	3.04
Reimbursement Obligations	5.15(d)
REIT Cooperation Reimbursement and Indemnification Obligations	5.20(b)
Requested Estoppels	5.19
Required Amount	4.05(d)
Restraints	6.01(a)
SEC	3.04
SEC Clearance Date	5.12(a)
Securities Act	3.04
Share Certificate	2.01(c)
Solvent	4.06
Sponsor	Recitals
Surviving Corporation	1.01
Takeover Law	3.20(b)
Tenant Leases	3.15(d)
WARN	3.11(e)
Wells Fargo	3.21
Work Product	5.20(e)

SECTION 8.18. Fees and Expenses. Whether or not the Transactions are consummated, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise expressly set forth in this Agreement.

SECTION 8.19. Transfer Taxes; Tax Treatment.

(a) Except as expressly provided in Section 2.02(b)(iv), Parent shall bear and timely pay all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with this Agreement and the Transactions, and Parent shall prepare and timely file, at its expense, any Tax Returns and other documentation with respect to such Taxes and fees.

(b) The parties hereto agree, for all income Tax purposes, to treat the Transactions effected pursuant to this Agreement as a purchase by Parent of the stock of the Company. None of the parties hereto shall take any position on any Tax Return, before any Tax authority or in any judicial proceeding that is, in any manner, inconsistent with such Tax treatment unless specifically required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of applicable U.S. state, local or non-U.S. Law) by an applicable Tax authority.

SECTION 8.20. Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, agreements, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, agreements, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time by the Surviving Corporation.

SECTION 8.21. Interpretation.

(a) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “made available to Parent” and words of similar import refer to documents (i) posted to the “Project Barracuda” electronic datasite hosted by DFIN Solutions on behalf of the Company, (ii) included in the Company Filed SEC Documents or (iii) delivered in person or electronically to Parent or Merger Sub or their respective Representatives, in each case, with respect to clauses (i) and (ii), at least one Business Day prior to the execution of this Agreement and, with respect to clause (iii), prior to the execution of this Agreement. All accounting terms used and not defined herein shall have the respective meanings given to them under GAAP. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References herein to any statute include all rules and regulations promulgated thereunder. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the U.S. References to a Person are also to its permitted assigns and successors. References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively. If, pursuant to any provision of this Agreement, any action would otherwise be required to be taken on a day that is not a Business Day, such action may instead be taken on the immediately following Business Day. References to time are to New York City time unless otherwise specified. The words “individually or in the aggregate” when used in reference to a Company Material Adverse Effect shall mean “individually or in the aggregate with all other Effects.”

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

SECTION 8.22. Materiality Scrape. For purposes of the conditions to Closing set forth in Article VI, the application of the “Materiality Scrape” means the following modifications to the representations and warranties set forth in Article III or Article IV, as applicable, applied in the order specified below:

(a) each reference to “in all material respects” shall be deemed to be a reference to “in all respects”;

(b) each reference to “in any material respect” shall be deemed to be a reference to “in any respect”;

(c) each reference to “material and adverse” shall be deemed to be a reference to “adverse”;

(d) each qualification or limitation by reference to “material,” “materially,” or “material to the Company” shall be disregarded; and

(e) each reference to “Company Material Adverse Effect” or “Parent Material Adverse Effect” that operates as an exception, qualification, or limitation to a representation or warranty (including the exception set forth in Section 3.03(d) and the exception in Section 3.04) shall be disregarded in its entirety, including any associated proviso or exclusion that would otherwise limit the scope of such exception;

in each case, including as such terms are used in or through any defined term incorporated by reference into any such representation or warranty, and after giving effect to any such incorporation.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

SHM HOLDCO, LLC

By:	Poseidon Midco Holdco, LLC, its sole member
By:	Poseidon Holdco I L.P., its sole member
By:	BIP Holdings Manager L.L.C., its general partner

By:	/s/ Heidi Boyd
Name: Heidi Boyd
Title: Senior Managing Director

INTREPID HOLDCO, INC.

By:	/s/ Baxter Underwood
Name: Baxter Underwood
Title: President

MARINEMAX, INC.

By:	/s/ William Brett McGill
Name: William Brett McGill
Title: Chief Executive Officer and President

EXHIBIT A

Articles of Incorporation of the Surviving Corporation

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